As filed with the Securities and Exchange Commission on February 27, 1998

                                                   Registration No. 333-43057

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                HK SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

            Wisconsin                    8911                39-1766857
         (State or other          (Primary Standard       (I.R.S. Employer
         jurisdiction of              Industrial        Identification No.)
         incorporation or        Classification Code
          organization)                Number)

                               2855 S. James Drive
                          New Berlin, Wisconsin  53151
                                 (414) 860-7000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                                 John W. Splude
                 Chairman, President and Chief Executive Officer
                                HK Systems, Inc.
                               2855 S. James Drive
                          New Berlin, Wisconsin  53005
                   (414) 860-7000   Facsimile:  (414) 860-7010
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

     John R. Kuhnmuench, Jr.       Patrick G. Quick      James J. Junewicz
         HK Systems, Inc.          Foley & Lardner      Mayer, Brown & Platt
       2855 S. James Drive        777 East Wisconsin     190 South LaSalle
      New Berlin, Wisconsin             Avenue                 Street
              53151              Milwaukee, Wisconsin    Chicago, Illinois
          (414) 860-7000                53202                  60606
    Facsimile:  (414) 860-7010      (414) 271-2400         (312) 782-0600
                                  Facsimile:  (414)      Facsimile:  (312)
                                       297-4900               701-7711


                           ___________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                          ____________________________

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

        If this Form if filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE

        This Registration Statement contains two forms of prospectuses: (i) one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and (ii) one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all material respects except for the front cover page and the back cover page. The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus that differ from those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to Completion, dated February 27, 1998
   PROSPECTUS
                            5,400,000 Shares
                             [HK Systems, Inc. Logo]

                                  Common Stock
                           __________________________

      Of the 5,400,000 shares of Common Stock offered hereby, 3,460,000 are being sold by the Company and 1,940,000 are being sold by Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. Of the shares of Common Stock offered, 4,320,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"), and 1,080,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offering"). The initial public offering price and underwriting discounts and commissions will be identical for both offerings. See "Underwriting."

      Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a list of the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "HKS."

                           __________________________

   See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                          ____________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                           Proceeds to
                              Underwriting   Proceeds to     Selling
                  Price to    Discounts and   Company(2)   Shareholders
                   Public    Commissions(1)

    Per Share        $              $             $             $
    Total(3)          $             $             $             $

   (1) The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters and International Managers (together, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (2) Before deducting expenses of the Offering payable by the Company, estimated at $750,000.
   (3) The Selling Shareholders and the Company have granted the U.S. Underwriters a 30-day option to purchase up to 648,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. The Selling Shareholders and the Company have granted the International Managers a similar option to purchase up to 162,000 additional shares of Common Stock to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
        Shareholders will be $        , $          , $           and $
         , respectively. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Underwriting" and "Principal and Selling Shareholders."

                           __________________________

        The Common Stock offered by this Prospectus is offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York, on or
   about           , 1998.
                          ____________________________
   Lehman Brothers
                              Robert W. Baird & Co.
                                   INCORPORATED                  Furman Selz
                , 1998

         AUTOMATED MATERIAL HANDLING & SUPPLY CHAIN MANAGEMENT SOLUTIONS

                   WORKING TOGETHER IN THREE TARGETED MARKETS

   [picture illustrating Integrated Systems services and products with the following text:]

   INTEGRATED SYSTEMS

   Integrated Systems provides material handling solutions to a wide array of businesses and industries. These solutions include the design, development, implementation and integration of customized software, manufactured and purchased material handling equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices.

   [picture illustrating Customer Services services and products with the following text:]

   CUSTOMER SERVICES

   Customer Services provides comprehensive aftermarket support for HK Systems' large installed base of automated material handling systems as well as the installed systems of competitors. Services includes modernization of system software, controls and equipment; replacement parts support; maintenance outsourcing; and 24-hour customer support.


   [picture illustrating Logistics and Software Systems services and products with the following text:]

   LOGISTICS AND SOFTWARE SYSTEMS

   Logistics and Software Systems provides advanced warehouse management systems ("WMS") and Equipment Management Systems ("EMS") software for both Windows/NT and UNIX operating systems that allow customers to manage the planning, scheduling, tracking and related logistics of the manufacturing and warehousing process; pallet and container loading software systems that assist customers in determining efficient ways to configure pallet and truck loads to maximize space utilization; and customized software for specific supply chain applications.





      CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

      HK SYSTEMS, STOCKMASTER and VON GAL are registered trademarks of the Company. This Prospectus also refers to additional trademarks of the Company and trademarks of corporations other than the Company. See "Business--Intellectual Property and Other Proprietary Rights."
   [logo]

                    INTEGRATING SUPPLY CHAIN SOLUTIONS
                 FROM INITIAL CONCEPT THROUGH LIFE CYCLE SUPPORT

   [cutaway drawing of a combined manufacturing/warehouse/distribution facility, with different areas of the drawing representing or illustrating the Company's various services and products and the following narrative descriptions keyed to correspond to the appropriate portions of the drawing:]

   From initial concept and design to system implementation and ongoing customer support, HK Systems integrates automated material handling systems, provides related aftermarket support and develops and implements advanced supply chain management software to provide solutions that enable its customers to improve product quality, reduce inventory and delivery time and lower the overall costs of manufacturing and distribution.

   1. STOCKMASTER/WMS Warehouse Management Software Systems provide full warehouse management functionality that enables improved inventory control, increased efficiency and reduced delivery time.

   2. STOCKMASTER/LMS Loading Software Systems configure pallet and truck loads to maximize space utilization and reduce shipping costs.

   3. HK Systems' high performance Automated Storage and Retrieval Machines (Unitload, Miniload, Microload and Powermast/R/) store and retrieve loads ranging from 12 to 100,000 pounds with accuracy, control and speed.

   4. With its state-of-the-art wireless inertial guidance systems, Eagle Technology/TM/ Automated Guided Vehicles transport loads up to 8,000 pounds at speeds of up to 200 feet per minute.

   5. Automated Electrified Monorail Systems efficiently transport materials ranging in size from compact discs to automobile bodies.

   6.   Case and Pallet Conveyors are economical and reliable.

   7. Customized, high-speed Conveyor Sortation Systems sort even the most hard-to-handle products quickly, efficiently and reliably.

   8. Versatile von Gal/R/ Palletizers automatically stack a wide variety of packages on pallets according to customer specifications.

   9. Self-contained Totestacker/TM/ Systems place small parts at the point-of-use, maximizing operator productivity and accuracy.

   10. STOCKMASTER/EMS is a standard software product that provides effective management and control of all material handling equipment.




                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus: (i) assumes no exercise of the over-allotment options granted to the Underwriters and
   (ii) is based on an assumed initial offering price of $14.00 per share. All references herein to (a) "Common Stock" refer to the common stock, $.01 par value, of the Company and (b) "fiscal year," "year" and "fiscal" refer to the 52-week or 53-week period ending on the Saturday closest to October 31, unless the context otherwise requires. The terms "automated material handling systems," "integration services," "supply chain," "supply chain management," "supply chain solutions" and "warehouse management systems" are used herein as defined under "Business--Glossary."

                                   The Company

        HK Systems, Inc. ("HK Systems" or the "Company") is a leading provider of supply chain solutions. The Company develops, implements and supports integrated solutions to the complex material handling and supply chain needs of a wide array of industries. The Company's solutions enable its customers to implement advanced supply chain strategies to improve product quality, reduce inventory and delivery time and lower overall costs of manufacturing and distribution.

        The Company delivers its supply chain solutions through three principal activities. First, the Company designs, installs and integrates automated material handling systems that include customized software, manufactured equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices. The Company is a leading supplier of integration services for automated
   material handling systems in North America.   Second, the Company provides
   aftermarket services for owners of systems and equipment the Company has installed and for other customers. The Company's installed base of equipment and software systems, which numbers over 3,000, presents significant opportunities to expand its aftermarket business. Third, the Company develops and implements advanced supply chain management ("SCM") software systems, including warehouse management systems ("WMS") for Windows/NT and UNIX operating environments and customized software for specific supply chain applications. The Company believes it is one of the leading WMS software providers in North America.

        The Company's commitment to customer satisfaction, from the initial design of a system through implementation to ongoing support and maintenance, has enabled the Company to create strong customer relationships with leading U.S. corporations. The Company's customers include manufacturers, distributors, processors and retailers whose needs are as diverse as the warehousing of semiconductors and the temporary storage and retrieval of automobile bodies for an assembly line. These customers include a diverse base of Fortune 500 companies and industry leaders, including American Airlines, Anheuser-Busch, Ball Foster Glass, Boeing, Caterpillar, Chrysler, The Coca-Cola Company, Coca-Cola Enterprises, Estee Lauder, Ford, Frito-Lay, Gillette, Hewlett-Packard, IBM, Kimberly-Clark, Lucent Technologies, Motorola, The New York Times, J.C. Penney, Philip Morris, Procter & Gamble, Sara Lee, Sony and United Airlines.

        The Company's services and products address the needs of large and growing markets for industrial technology. The Company believes sales of automated material handling systems, integration services and related aftermarket support in North America by all suppliers should exceed $2.0 billion in 1998 and will grow by 7% to 10% annually through the year 2000. The Company also estimates that the North American market for supply chain management ("SCM") software will be approximately $1.9 billion in 1998 and is currently growing at approximately 45% annually. The Company believes the growth of these markets will be driven by two principal trends.
   First, to respond to increasing customer demands for faster, more efficient and customized product delivery, more businesses are implementing practices that will increase the demand for integrated supply chain solutions. Such practices include demand-pull manufacturing systems (which rely on real-time sales information to coordinate and control manufacturing and distribution across the entire supply chain) as well as third-party distribution, mixed-load shipments and more frequent, smaller quantity deliveries. Second, as competition in many industries makes it increasingly difficult to achieve revenue growth, businesses are focusing more on reducing supply chain costs as a means of increasing profits. Companies are increasingly finding that, through the implementation of automated material handling and SCM software systems and outsourcing of system maintenance, they can achieve improvements in through-put, reduce inventory and manpower levels, and rationalize supplier relationships.


     Services and products of HK Systems include (i) systems integration services that include both systems engineering (to conceptualize, design, computer simulate and implement automated material handling systems) and advanced software and controls (which automate equipment operation and provide real-time feedback with respect to equipment performance and materials processing); (ii) a broad range of automated material handling equipment such as automated storage and retrieval systems ("AS/RS"), automated guided vehicle systems ("AGVS"), automated electrified monorail systems ("AEMS"), palletizers, conveyors and sortation equipment; (iii) aftermarket services, including modernization and upgrades for automated material handling systems, replacement parts and maintenance outsourcing; and (iv) advanced SCM software systems, including WMS and customized software for specific supply chain applications.

   Strategy

     HK Systems intends to build upon its position as a market leader by capitalizing on its competitive strengths, which include (i) extensive internal resources, including a large and experienced engineering staff and diverse automated material handling equipment product line; (ii) proven project management and implementation skills that enable the Company to deliver turnkey integrated supply chain solutions on time, within specifications and budget; (iii) a large, diverse blue chip customer base that provides the Company with a source of recurring revenue; (iv) a large installed base and demonstrated aftermarket expertise that position the Company to further build its higher margin aftermarket business; and (v) a solid foundation from which to expand the Company's supply chain services and products.

      From its base of competitive strengths, HK Systems has developed a business strategy that includes the following elements:

      - Leverage the Company's large installed base and extensive customer relationships to grow SCM software and aftermarket services revenues;

      - Maintain its focus on providing fully integrated supply chain solutions for complex material handling needs;

      - Expand supply chain services and products offerings through selective acquisitions and internal development; and

      - Continue to improve profitability of acquired businesses.

   History

        The Company was formed in October 1993 when its senior management team ("Management") led the acquisition of Harnischfeger Engineers, Inc., the systems integration business that Harnischfeger Industries, Inc. began in 1969 (the "HEI Acquisition"). Management's objective was to develop the preeminent, single-source provider of automated material handling systems and WMS software. In February 1995, the Company purchased the business of Eaton-Kenway, Inc., a wholly-owned subsidiary of Eaton Corporation, gaining advanced AGVS technology and equipment and replacement parts manufacturing capability (the "Eaton-Kenway Acquisition"). In November 1996, the Company acquired the Material Handling Systems and VantageWare software divisions of Western Atlas Inc., formerly a part of the Litton Industrial Automation Group of Litton Industries, providing it with recognized conveyor, palletizer and sortation equipment product lines (the "Western Atlas Acquisition"). Through these acquisitions, the Company assembled an installed base of integrated, automated material handling systems that the Company believes is one of the largest in North America. The Company also achieved a higher level of control over the marketing, design and implementation of the critical supply chain solutions it was already providing to its customers and, in the process, added qualified and experienced engineering, project management and other personnel.

        The Company's principal executive offices are located at 2855 S. James Drive, New Berlin, Wisconsin 53151 and its telephone number is (414) 860-7000.



                                  The Offering

    Common Stock offered by the Company   . .    3,460,000 shares(1)
    Common Stock offered by the Selling
     Shareholders . . . . . . . . . . . . . .    1,940,000 shares(1)

       Total Common Stock offered . . . . . .    5,400,000 shares(1)

    Common Stock outstanding immediately
     after the Offering . . . . . . . . . . .   11,692,000 shares(2)
    Use of Proceeds . . . . . . . . . . . . .   To repay indebtedness and to
                                                pay accrued dividends on and
                                                redeem preferred stock.
    Proposed New York Stock Exchange Symbol .   HKS

   ________________
   (1) Assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting."
   (2) Excludes (i) Common Stock issuable upon the exercise of options outstanding under the HK Systems, Inc. 1993 Executive Stock Option Plan (the "1993 Plan") which as of January 31, 1998 aggregated 1,123,800 shares issuable at a weighted average exercise price of approximately $2.41 per share; (ii) an aggregate of 25,000 shares of Common Stock reserved for future grants or purchases pursuant to the HK Systems, Inc. 1997 Stock Plan for Outside Directors (the "Directors Plan"); and (iii) outstanding warrants to purchase approximately 124,223 shares of Common Stock at 115% of the initial public offering price ($16.10 per share assuming an initial public offering price of $14.00). Includes 329,771 shares of Common Stock held by the HK Systems, Inc. Employee Stock Ownership Plan ("ESOP") that are not considered outstanding for financial reporting purposes. See "Management--Stock Option Plan" and "Description of Capital Stock--Warrants."



                             SUMMARY FINANCIAL DATA
                      (In thousands, except per share data)

      Set forth below is certain summary historical and pro forma consolidated financial data for the periods and as of the dates indicated. The historical data is derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements and related notes thereto and "Management's Discussion of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus. The pro forma financial data has been derived from the Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus.


                                                                                    Three Months Ended
                                               Years Ended October 31,                  January 31,
                                         1995 (1)        1996       1997 (1)      1997 (1)        1998

    Statement of Income Data:
    Net revenues:
     Integrated systems   . . . . . .      $70,689      $87,150      $163,472      $47,003        $28,098
     Customer services  . . . . . . .       40,501       49,792        65,200       15,626         17,371
     Logistics and software systems         15,413       13,143        17,478        4,092          3,021
                                          --------     --------      --------     --------       --------
      Total net revenues  . . . . . .      126,603      150,085       246,150       66,721         48,490
      Gross profit  . . . . . . . . .       18,077       26,731        52,504       12,689         11,365
    Selling, general & administrative
     expenses   . . . . . . . . . . .       13,492       16,255        31,724        7,137          7,685
    Amortization of goodwill  . . . .        1,033        1,225         3,979        2,701(2)         427
      Income from operations  . . . .        3,552        9,251        16,801        2,851          3,253
    Interest expense  . . . . . . . .        3,108        3,545         5,570        1,365          1,315
    Income before income taxes  . . .          622        5,715        11,311        1,426          1,938
      Net income (loss) applicable to
       common shareholders  . . . . .       (1,094)       2,115         5,841          561            876
      Basic net income (loss) per
       share of common stock  . . . .        (0.40)        0.70          1.94         0.19           0.32
      Diluted net income (loss) per
       share of common stock  . . . .        (0.40)        0.37          0.77         0.10           0.13
    Pro Forma Data (3):
    Net income applicable to common
     shareholders   . . . . . . . . .           NA           NA         8,679        1,270          1,595
    Basic net income per share of
     common stock   . . . . . . . . .           NA           NA          1.34         0.20           0.26
    Diluted net income per share of
     common stock   . . . . . . . . .           NA           NA          0.69         0.10           0.13
    Other Data:
    Capital expenditures  . . . . . .        1,429        3,145         4,086          554          1,407
    Depreciation  . . . . . . . . . .        2,851        3,852         5,224        1,308          1,160
    EBITDA (4)  . . . . . . . . . . .        9,271       15,994        27,044        7,023          5,056
    Backlog (at end of periods) . . .       89,871       97,218        85,654      113,888        143,894


                                                         As of October 31,        As of January 31, 1998
                                                                                 Pro Forma     Pro Forma
                                                         1996         1997          (3)      As Adjusted(3)
    Balance Sheet Data:
    Total assets  . . . . . . . . . .                   $90,789      $131,361     $139,546       $139,546
    Total debt  . . . . . . . . . . .                    28,000        51,960       68,170         28,892
    Redeemable preferred stock  . . .                    16,948        18,068        4,348              -
    Common stock with put rights  . .                       633           633            -              -
    Total shareholders' (deficit)
     equity   . . . . . . . . . . .                      (2,952)        2,889        7,140         51,439

   ____________________

   (1)  On February 13, 1995, the Company consummated the Eaton-Kenway
        Acquisition.  On November 15, 1996, the Company consummated the
        Western Atlas Acquisition. Operating results of the acquired businesses are included in the Company's consolidated operations from the respective dates of acquisition.
   (2) During the first quarter of 1997, the Company decided to abandon one of its software product lines. Amortization includes a write-off of $2,295 of unamortized software costs related to this decision.
   (3) The pro forma statement of income data give effect to (i) the conversion of the Company's Class B Cumulative Redeemable Preferred
        Stock ("Class B Preferred Stock") into common stock of the Company, the reclassification of all common stock with put rights of the Company into Common Stock and the termination of certain management common stock "put" rights simultaneous with the Offering (the
        "Recapitalization"); (ii) the establishment of the ESOP and stock repurchases and other transactions in connection with the establishment of the ESOP in December 1997 and January 1998 (the
        "ESOP Transactions"); and (iii) the Offering and the application of the Company's net Offering proceeds to repay certain indebtedness and to pay accrued dividends on and redeem the Company's Class D
        Cumulative Redeemable Preferred Stock ("Class D Preferred Stock").
        The pro forma balance sheet data give effect to the Recapitalization.
        The pro forma as adjusted give effect to the application of the net
        Offering proceeds.  See "Unaudited Pro Forma Consolidated Financial
        Statements."
   (4)  EBITDA is defined as income (loss) before taxes plus fixed charges.
        Fixed charges consist of interest, depreciation and amortization.
        EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity. EBITDA is a performance measure in the Company's primary debt financing instrument.


                                  RISK FACTORS

      In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

      Fluctuations in Operating Results; Potential Risks Associated with Large Contracts. The revenues associated with an individual contract for certain of the Company's services and products can exceed several million dollars. Therefore, a relatively small number of contracts can represent a significant percentage of the Company's revenues and profits in any one period, and a relatively small reduction in the number of large contracts can have a material adverse effect on the Company's revenues and profits in any one quarter or fiscal year. As a result, the Company's operating results can vary significantly from quarter to quarter due to the uncertain timing associated with customers' awards of contracts to the Company and other factors out of the Company's control. For example, revenues for the three months ended January 31, 1998 were lower than for the comparable period in 1997 due largely to the delay in the award of two large contracts until the end of the period. In addition, due to the nature of the Company's contracts, and the fact that such contracts account for a substantial portion of the Company's revenues, the Company must continually rebuild its revenue base by adding significant new contracts. Further, cost overruns or other difficulties in implementing a single large contract could have a material adverse effect on the Company's revenues and profits in any particular period.

      Historically, single customers or a small group of customers have represented a large percentage of the Company's revenues for a particular fiscal year due to the revenues that are associated with large contracts with those customers. This group of customers typically changes from year to year. For example, for fiscal 1997, Ford Motor Company and Philip Morris together accounted for 23% of the Company's total revenues pursuant to seven principal contracts, and for fiscal 1996, Ford Motor Company and Imperial Wall Coverings together accounted for 24% of the Company's total revenues pursuant to five principal contracts. The loss of any large customer could have a material adverse effect on the Company's business, operating results or financial condition. In addition, there can be no assurance that the Company will continue to be able to attract such customers in future years.

      Risks Associated with Fixed Price Contracts. A substantial portion of the Company's projects are performed on a fixed price basis, and contracts related to these projects generally have performance requirements that the Company must satisfy. The cost of satisfying the performance requirements of any particular contract may vary from the amount the Company originally estimated due to a variety of factors, including unforeseen events, changes in job conditions and variations in labor and equipment productivity over the term of the contract. As a result, the revenue and profit realized on a fixed price contract can vary from estimated amounts. Such variations can be material and may result in the Company experiencing losses on projects, which in turn could have a material adverse effect on the Company's business, operating results or financial condition in any quarter or fiscal year.

      Competition. Certain of the Company's markets are highly competitive. The Company faces competition from a number of different companies, especially in the SCM software market. Certain of the Company's competitors are large and have significant financial, marketing and technical resources. In addition, the Company may encounter competition from new market entrants. There can be no assurance that the Company will be able to continue to compete successfully in its markets in the future.

      Acquisition Risks. While the Company has no potential acquisitions pending that are probable of being consummated, the Company regularly evaluates such opportunities and may make acquisitions in the future. The Company believes the consummation of one or more acquisitions is essential for the Company to achieve its strategic goals, especially in the area of SCM software. Future acquisitions may be large, and there can be no assurance that the Company will be able to locate or acquire suitable acquisition candidates on acceptable terms or that the Company will effectively and profitably integrate into the Company any business it may acquire in the future. Moreover, additional indebtedness incurred to pay for such acquisitions could adversely effect the Company's liquidity and financial stability, and Common Stock issued to effect acquisitions could result in dilution to the Company's shareholders.

      Risks Associated With Rapid Technological Change and New Product Introduction. The markets for the Company's software products are characterized by rapidly changing technologies, evolving industry standards, changes in customer requirements and frequent new product introductions, applications and enhancements. The introduction by competitors of products embodying new technologies and the emergence of new industry standards could adversely affect the Company's ability to sell its software applications. By continually developing enhancements for their software products, competitors have developed, or are in the process of developing, products that may offer features similar or superior to the Company's current software products. The Company expects that the continued development of software products by competitors will require that the Company develop new and/or enhanced applications on an ongoing basis to meet the demands of these markets. However, there can be no assurance that the Company will be able to continue to develop and introduce new and/or enhanced products or to respond otherwise appropriately to changing customer needs.

      Risks Associated with Percentage of Completion Accounting. As required by generally accepted accounting principles, the Company uses the percentage of completion method of accounting under which it recognizes contract revenues generally based on the percentage that costs to date bear to total estimated costs and recognizes estimated contract losses in full when determined. This method is subjective, as revenue and profit recognition are dependent on the use of management estimates of a project's total costs and its ongoing progress towards completion. The Company reviews its contract estimates as work progresses and makes any necessary adjustments on a current basis, which may result in a reduction or elimination of previously reported contract profits. Thus, depending on the size of a project, variations from estimated contract performance could have a material adverse effect on the Company's operating results for any quarter or fiscal year.

      Dependence on Key Personnel. The Company's future success will depend in large part upon the continued service of its highly qualified and experienced engineering, sales and senior management personnel. The loss of any of the Company's key senior management or its key engineering and sales personnel could have a material adverse effect on the Company's business, operating results or financial condition. The Company currently maintains a limited amount of life insurance on its CEO. The Company actively recruits qualified personnel with industry experience as well as advanced engineering degrees displaying a potential to contribute to the future development of software, controls and equipment. Competition for such personnel is intense; therefore, there can be no assurance that the Company will experience continued success in the recruitment or retention of qualified engineering, sales and managerial personnel in the future.

      Liability Associated with Services and Products. Inherent in the sale of the Company's services and products is the potential for the Company to be liable for consequential or incidental damages that a customer incurs as a result of the failure of the Company's product to perform as required. An award of consequential or incidental damages could have a material adverse effect on the Company's business, operating results or financial condition. The Company attempts to limit its exposure to liability for such consequential or incidental damages through terms and conditions contained in warranties and customer contracts. However, these limitations may be modified or limited based on individual customer requirements, and there can be no assurance that such terms or conditions may be enforceable in each state or other jurisdiction in which the Company does business.

      Litigation Relating to Assumed Eaton-Kenway Contract.   As part of the
   February 13, 1995 Eaton-Kenway Acquisition, the Company assumed a contract dated July 1, 1992 between Eaton-Kenway, Inc. ("Eaton-Kenway") and the Federal Reserve Bank of San Francisco (the "SF Fed") relating to the installation of a material handling system in two existing bank vaults (the "Fed Contract"). On April 7, 1995, the SF Fed filed a lawsuit (the "Fed Suit") against the Company, Eaton Corporation ("Eaton") and Eaton-Kenway, which remains a subsidiary of Eaton, alleging, among other things, a breach of the Fed Contract and seeking not less than $3.55 million as restitution for the consideration it paid under the Fed Contract, not less than $6.4 million for incidental and consequential damages and not less than $46.7 million to cover the costs of constructing two new bank vaults. The court granted partial summary judgment on the issue of liability in favor of the SF Fed and against the Company and the other defendants on the breach of contract and recission and restitution counts of the SF Fed's complaint. On January 30, 1998, the court granted partial summary judgment in favor of the Company and the other defendants, holding that the SF Fed cannot recover the cost of constructing two new bank vaults or litigation expenses. However, the SF Fed may continue to seek damages in excess of $10 million against the Company based on claims that have not been dismissed. The court's orders granting partial summary judgment are subject to appeal after the entry of final judgment in the action, and there can be no assurance that the results of any appeal would be favorable to the Company. It is anticipated that a jury trial on the remaining damage issues on the contract claim against the Company and Eaton-Kenway, if not all the remaining claims against all the parties, will be held in 1998. While the Company believes it has meritorious defenses in the Fed Suit, the Fed Suit could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Legal Proceedings."

      Risks Associated with Intellectual Property. The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company believes the foregoing measures afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Although the Company is not aware that any of its products infringes upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results or financial condition.

      The Company resells certain software that it licenses from third parties. There can be no assurance that these third party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain or obtain any of these software licenses could result in delays or reductions in product implementation until equivalent software could be identified, licensed and integrated or independently developed by the Company, which could adversely affect the Company's business, operating results or financial condition.

      Risk of Software Defects. Implementing the Company's systems and software for automated material handling systems and its SCM software systems involves varying degrees of customization to meet each customer's specific needs. While the Company performs extensive testing of such customized systems and software, they may nonetheless be more prone to error than systems and software designed for general applications and previously implemented at other sites. Undetected errors may cause the Company to incur substantial costs to modify or repair a system and could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the Company's software applications, like software products in general, may contain undetected errors or "bugs" when current or enhanced versions are released which may cause delays in product introduction or contract performance, require design modifications or result in a loss of the product or substantial maintenance costs, any of which could adversely affect the Company's business, operating results or financial condition.

      Year 2000 Issues. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. To distinguish 21st century dates from 20th century dates, these date code fields must be able to accept four digit entries. As a result, computer systems and software programs used by many companies, including the Company and companies to whom the Company has provided its services and products, may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance, and Year 2000 issues could have a material adverse effect on the Company's business, operating results or financial condition due, among other things, to the following:
   (i) the Company has warranted, and may in the future warrant, to certain customers that its products will be Year 2000 compliant, and the Company may be obligated under fixed price software service contracts to address any Year 2000 issues associated with covered products, and the failure of such products to be Year 2000 compliant could materially adversely affect the Company; (ii) because the Company relies on outside vendors to provide computer hardware components that the Company in turn sells to customers, and many of the Company's products and services are integrated or interface with other software systems of a customer at the time of initial installation or thereafter, to some degree Year 2000 compliance is beyond the Company's control; and (iii) the possibility that it will be more costly than anticipated to ensure that the products the Company uses in internal operations are Year 2000 compliant.

      Risk of Environmental Liabilities. The Company is subject to various federal, state and local environmental laws, including, but not limited to, those governing air emissions, water discharges and the storage, handling, disposal and remediation of petroleum and hazardous substances. The Company may in the future incur material expenditures to ensure compliance with environmental laws. Moreover, certain of the Company's facilities have been in operation for many years, and over such time, predecessor operators of such facilities may have generated and disposed of wastes that are or may be considered hazardous. Accordingly, it is possible that future environmental requirements or facts not currently known will require unanticipated efforts and expenditures that would have a material adverse effect on the Company's business, operating results or financial condition.

      Economic Factors Affecting the Industry. The Company's business is likely to be affected by the state of the U.S. economy in general and by the varying cyclicality of the industries in which its customers participate. A downturn in the U.S. economy in general or in any industry the Company serves could have a material adverse effect on the Company's business, operating results or financial condition.

      Anti-Takeover Provisions; Company Control. The Company's Amended and Restated Articles of Incorporation and By-laws contain provisions that, among other things, establish staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue preferred stock in one or more series without shareholder approval, impose procedural requirements in connection with the calling of special meetings of shareholders, require advance notice for director nominations and certain other matters to be considered at meetings of shareholders, impose supermajority voting requirements on amendments to the By-laws and impose supermajority voting and "fair price" requirements on certain transactions. These provisions and the prohibition against certain business combinations and other provisions contained in the Wisconsin Business Corporation Law (the "WBCL") could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company.

      Upon the consummation of the Offering, Management and two institutional investors will in the aggregate own approximately 50.4% of the outstanding Common Stock (approximately 44.7% if the Underwriters' over-allotment options are exercised in full). Accordingly, if they act collectively, then Management and such investors may have the practical ability to elect the entire Board of Directors of the Company and to determine the outcome of certain other matters submitted to the Company's shareholders for approval. See "Principal and Selling Shareholders" and "Description of Capital Stock."

      Shares Eligible for Future Sales. Future sales of Common Stock by the Company or its existing shareholders could adversely affect the prevailing market price of the Common Stock. The Company, its officers and directors and the Selling Shareholders have entered into "lock-up" agreements with Lehman Brothers Inc. ("Lehman Brothers") whereby the Company, such officers and directors and the Selling Shareholders have agreed not to sell any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock for 180 days following the date of this Prospectus without the consent of Lehman Brothers, except in the case of the Company for shares delivered under certain compensation plans. After the expiration of such 180-day period, or earlier with the written consent of Lehman Brothers, approximately 5,888,947 shares of Common Stock will be eligible for sale by existing shareholders subject to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), all of which have been held in excess of requisite holding period under Rule 144 but are subject to resale volume limitations imposed under Rule 144. Although holders of options to purchase 1,123,800 additional shares of Common Stock (as of January 31, 1998) that will become exercisable upon consummation of the Offering generally will not execute such lock-up agreements, it is the Company's current intent not to file a registration statement under the Securities Act with respect to such shares until the expiration of at least 180 days after the date of this Prospectus. Assuming the Company files a registration statement, such shares will be eligible for sale commencing immediately after an option is exercised. In addition, the ESOP holds 403,053 shares of Common Stock, approximately 73,282 of which have been allocated to employee accounts and the remainder of which are held for future allocation to employee accounts. The ESOP will distribute shares from time to time to ESOP participants, but currently only following their retirement or other termination of employment. Shares that the ESOP distributes may be freely traded without restriction under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

      Absence of a Prior Public Market for the Common Stock and Possible Volatility of Stock Prices. Prior to the Offering, there has been no public market for the Common Stock. The Company has applied to have the Common Stock listed on the New York Stock Exchange; however, there can be no assurance that an active trading market will develop or be sustained upon approval. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Underwriters, the Selling Shareholders and their representatives, and there can be no assurance that the market price of the Common Stock after the Offering will not fall below the initial public offering price. The market price of the Common Stock may be highly volatile depending on a number of factors. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

      Dilution. The initial public offering price will be substantially higher than the book value per share of Common Stock. Investors purchasing Common Stock in the Offering will therefore incur immediate and substantial dilution of $12.93 per share in net tangible book value of their purchased Common Stock. See "Dilution."

                                 DIVIDEND POLICY

      The Company has not paid cash dividends on its Common Stock. The Company currently anticipates that it will retain its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company is essentially prohibited by the current terms of its revolving credit facility from declaring or paying any dividends on or making any other distributions on any class or series of its capital stock other than dividends payable solely in its capital stock. The Company may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends on its capital stock. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board of Directors.

                                 USE OF PROCEEDS

      The net proceeds to the Company from the sale of Common Stock being offered by the Company in the Offering are estimated to be approximately $44 million based on the assumed public offering price $14.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses. The net proceeds to the Company of the Offering will be used to repay certain indebtedness and to make certain payments to Selling Shareholders in respect of Class D Preferred Stock, all as described below.

      The Company will use a portion of its net proceeds to pay dividends accrued on Class D Preferred Stock through the consummation of the Offering and to redeem Class D Preferred Stock outstanding immediately prior to the consummation of the Offering. The aggregate of such payments calculated as of January 31, 1998 was approximately $5.0 million, and this amount will increase at a rate of approximately $94,000 per month until the consummation of the Offering. Such payments will be made to Selling Shareholders. See "Certain Transactions; Relationships with Selling Shareholders; Compensation Committee Interlocks and Insider Participation."

      The Company intends to repay all of the amounts the Company owes on a subordinated promissory note due in 2003, with a principal amount of $8.0 million that bears interest at a rate of 10% per annum through November 15, 1998, that the Company issued in 1996 to Western Atlas Inc. ("Western Atlas") in connection with the Western Atlas Acquisition. The Company also intends to repay a portion of the amount the Company owes to its banks pursuant to the Company's revolving credit facility. As of January 31, 1998, the Company owed approximately $44.8 million under this facility bearing interest at rates ranging from 7.1% to 8.5% per annum. In December 1997 and January 1998, the Company incurred indebtedness under this facility in connection with the ESOP Transactions as follows: (i) the Company borrowed approximately $6.5 million to repurchase 420,000 shares of common stock of the Company from a former employee to liquidate his interest after the employee exercised contractual "put" rights, of which the Company contributed 36,641 shares to the ESOP; (ii) the Company obtained a $6.0 million term loan (which bears interest at rates comparable to those under the revolving credit facility) to obtain funds to make a loan of approximately $6.0 million to the ESOP, which matures on October 31, 2006 and bears interest at a fixed rate of 8%, the proceeds of which the ESOP used to purchase shares of common stock of the Company from Management shareholders; and (iii) the Company borrowed approximately $0.6 million under the revolving credit facility to contribute to the ESOP to enable the ESOP to make the first scheduled principal payment under its term loan, the effect of which contribution and principal payment was to transform $0.6 million of term debt of the Company into revolving debt. See "Certain Transactions; Relationships with Selling Shareholders; Compensation Committee Interlocks and Insider Participation."

      The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                                 CAPITALIZATION

      The following table sets forth the total capitalization of the Company as of January 31, 1998 (i) on a pro forma basis to reflect the Recapitalization and the related changes in the Company's authorized capital and (ii) as adjusted to reflect the sale of 3,460,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $14.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses) and the application of the Company's net Offering proceeds to repay certain indebtedness and pay accrued dividends on and redeem preferred stock. See "Summary Pro Forma Consolidated Financial Data," "Certain Transactions; Relationships with Selling Shareholders; Compensation Committee Interlocks and Insider Participation" and "Use of Proceeds."

                                               As of January 31, 1998
                                          Pro Forma After    As Adjusted for
                                          Recapitalization    the Offering
                                                   (in thousands)
    Long-term debt:
     Revolving line of credit   . . . .           $44,770          $13,492
     Subordinated Promissory Note due
       2003 . . . . . . . . . . . . . .             8,000              --
     Subordinated Promissory Note due
       2005 . . . . . . . . . . . . . .            10,000           10,000
     Term Note relating to ESOP due
       2002 . . . . . . . . . . . . . .             5,400            5,400
                                                  -------          -------
       Total long-term debt . . . . . .            68,170           28,892
                                                  -------          -------
    Redeemable Preferred Stock:
     Class D Cumulative Redeemable
       Preferred Stock (2,000,000
       shares designated; 1,739,000
       shares issued and outstanding
       after Recapitalization; no
       shares issued and outstanding
       after Offering)  . . . . . . . .             4,348               --
    Shareholders' equity:
     Preferred Stock, par value $.01
       per share; 10,000,000 shares
       authorized; no shares issued and
       outstanding  . . . . . . . . . .                --               --
     Common Stock, par value $.01 per
       share; 40,000,000 shares
       authorized; 8,615,360 shares
       issued and 7,902,230 shares
       outstanding after
       Recapitalization; 12,075,358
       shares issued and 11,362,230
       outstanding after Offering (1) .                86              121
     Additional paid-in capital   . . .            14,547           58,811
     Treasury stock, at cost, 383,358
       shares of Common Stock . . . . .            (5,858)          (5,858)
     Unearned compensation - ESOP   . .            (5,400)          (5,400)
     Retained earnings  . . . . . . . .             3,765            3,765
                                                   ------           ------
     Total shareholders' equity   . . .             7,140           51,439
                                                   ------           ------
         Total capitalization . . . . .           $79,658          $80,331
                                                   ======           ======

   __________________
   (1) Does not include (a) outstanding options to purchase 1,123,800 shares of Common Stock and (b) outstanding warrants to purchase an aggregate of 124,223 shares of Common Stock. Outstanding shares on a pro forma basis after Recapitalization and as adjusted for the Offering exclude 329,771 shares held by the ESOP that have not been allocated to ESOP participants' accounts and are not considered outstanding for financial reporting purposes.



                                    DILUTION

      The net tangible book value of the Company as of January 31, 1998 was $(31.8) million, or $(3.86) per outstanding share of Common Stock after giving effect to the Recapitalization. Net tangible book value per share represents the amount of the Company's tangible net worth (total tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding after giving effect to the Recapitalization. After giving effect to the sale of 3,460,000 shares of Common Stock in the Offering at an assumed initial public offering price of $14.00 per share and the application of the net proceeds therefrom (after deduction of estimated offering expenses), the pro forma net tangible book value as of January 31, 1998 would have been $12.5 million or $1.07 per share. This represents an immediate increase in net tangible book value of $4.93 per share to existing shareholders and an immediate dilution of $12.93 per share to new investors purchasing shares in the Offering.

      The following table illustrates the per share dilution:

         Initial public offering price per share  .                 $14.00
         Net tangible book value per share before
          the Offering  . . . . . . . . . . . . . .      (3.86)
         Increase per share attributable to new
          investors   . . . . . . . . . . . . . . .       4.93
                                                        ------
         Pro forma net tangible book value per
          common share after the Offering   . . . .                   1.07
                                                                    ------
         Dilution per share to new investors  . . .                $ 12.93
                                                                    ======


        The following table sets forth, on an adjusted basis as of January 31, 1998, the differences in the number and percentage of shares of stock purchased, the amount and percentage of consideration paid and the average price per share that the Company's existing shareholders paid to the Company and that new investors purchasing shares in the Offering will pay at an assumed initial public offering price of $14.00 per share (before deducting the underwriting discounts and commissions and estimated offering expenses):


                     Number of    Percent                           Average
                       Shares    of Shares                           Price
                     Purchased   Purchased  Amount Paid  Percent   Per Share

   Existing
    shareholders .    8,232,000    70.4%   $15,149,000      23.8%    $1.84
   New investors .    3,460,000    29.6%    48,440,000      76.2%    14.00
                     ==========   ======   ===========      =====
        Total  . .   11,692,000    100%    $63,589,000       100%


      The above assumes no exercise of any stock options outstanding as of January 31, 1998 under the 1993 Plan. As of that date, there were options outstanding to purchase a total of 1,123,800 shares of Common Stock at an average exercise price of $2.41 per share. See "Management - Stock Option Plans." If all options outstanding as of that date had been exercised as of such date, then the dilution per share to new investors in the Offering
   would be $12.81.   The foregoing tables also exclude shares reserved for
   future grants or purchases pursuant to the Directors Plan. See "Management - Director Compensation" and "Management - Stock Option Plan." New investors may experience further dilution to the extent that options are granted and exercised, or shares are otherwise issued under these plans, at a price that does not exceed the initial public offering price.


                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table sets forth certain selected historical consolidated financial and other data for the Company and Predecessor as of and for each of the five years ended October 31, 1997 and for the three months ended January 31, 1997 and 1998. The historical consolidated financial and other data as of and for the four years ended October 31, 1997 were derived from the Consolidated Financial Statements of the Company, which were audited by Arthur Andersen LLP, independent public accountants. The historical consolidated financial and other data as of and for the year ended October 31, 1993 and for the three months ended January 31, 1997 and 1998 have not been audited. In the opinion of the Company, the historical consolidated financial and other data of the Company as of and for the year ended October 31, 1993 and for the three months ended January 31, 1997 and 1998 include all adjusting entries necessary to present fairly the information set forth therein.

      The following selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus.

                      (In thousands, except per share data)


                             Predecessor (1)                                    Company (1)

                                Year ended                                                            Three Months Ended
                               October 31,                   Years ended October 31,                          January 31,
                                  1993              1994      1995 (2)    1996       1997 (3)         1997 (3)      1998

   Statement of Income
    Data:
   Net revenues:
    Integrated systems   .         $93,404        $67,886      $70,689    $87,150     $163,472       $47,003        $28,098
    Customer services  . .           9,965         13,171       40,501     49,792       65,200        15,626         17,371
    Logistics and software
     systems   . . . . . .           4,522          6,674       15,413     13,143       17,478         4,092          3,021
                                  --------       --------     --------   --------     --------      --------       --------
     Total net revenues  .         107,891         87,731      126,603    150,085      246,150        66,721         48,490
   Cost of sales . . . . .          97,330         76,600      108,526    123,354      193,646        54,032         37,125
                                  --------       --------     --------   --------     --------      --------       --------
    Gross profit   . . . .          10,561         11,131       18,077     26,731       52,504        12,689         11,365
   Selling expenses  . . .           6,469          5,700        8,907      9,981       19,682         4,431          5,090
   General &
    administrative
    expenses   . . . . . .           5,053(4)       3,279        4,585      6,274       12,042         2,706          2,595
   Amortization of
    goodwill   . . . . . .               -         $4,753(5)     1,033      1,225        3,979(6)      2,701(6)         427
                                  --------       --------     --------   --------     --------      --------       --------
    Income (loss) from
     operations  . . . . .            (961)        (2,601)       3,552      9,251       16,801         2,851          3,253
   Interest expense  . . .             641(7)       1,683        3,108      3,545        5,570         1,365          1,315
   Other, net  . . . . . .               -           (109)        (178)        (9)         (80)           60              -
                                  --------       --------     --------   --------     --------      --------       --------
    Income (loss) before
     income taxes  . . . .          (1,602)        (4,175)         622      5,715       11,311         1,426          1,938
   Provision (credit) for
    income taxes   . . . .            (467)        (1,646)         398      2,288        4,051           511            698
                                  --------       --------     --------   --------     --------      --------       --------
    Net income (loss)
     before minority
     interest  . . . . . .          (1,135)        (2,529)         224      3,427        7,260           915          1,240
   Minority interest
    expense (8)  . . . . .               -            620          187          -            -           -              -
                                  --------       --------     --------   --------     --------      --------       --------
    Net income (loss)
     before dividends on
     preferred stock   . .          (1,135)        (3,149)          37      3,427        7,260           915          1,240
   Dividends on preferred
    stock  . . . . . . . .               -            824        1,131      1,312        1,419           354            364
                                  --------       --------     --------   --------     --------      --------       --------
    Net income (loss)
     applicable to common
     shareholders  . . . .         $(1,135)       $(3,973)     $(1,094)    $2,115       $5,841      $    561        $   876
                                    ======         ======       ======     ======       ======      ========       ========
   Basic net income (loss)
    per share of common
    stock  . . . . . . . .              NA         $(1.84)      $(0.40)     $0.70        $1.94      $   0.19        $  0.32
                                    ======         ======       ======     ======       ======      ========       ========
   Diluted net income
    (loss) per share of
    common stock   . . . .              NA         $(1.84)      $(0.40)     $0.37        $0.77      $   0.10        $  0.13
                                    ======         ======       ======     ======       ======      ========       ========
   Other Data:
   Capital expenditures  .            $969           $657       $1,429     $3,145       $4,086          $554         $1,407
   Depreciation  . . . . .           1,124          1,657        2,851      3,852        5,224         1,308          1,160
   EBITDA (9)  . . . . . .             163          5,575        9,271     15,994       27,044         7,023          5,056
   Backlog (at end of
    periods)   . . . . . .          53,577         41,903       89,871     97,218       85,654       113,888        143,894



                            As of October 31,                   As of October 31,
                                                                                                       As of January 31,
                                  1993              1994      1995(2)     1996        1997(3)         1997 (3)      1998

   Balance Sheet Data:
   Total assets  . . . . .         $50,491        $53,381      $89,996    $90,789     $131,361      $164,373       $139,546
   Total debt  . . . . . .               -         14,000       34,000     28,000       51,960        64,000         68,170
   Minority interest (8) .               -         10,600            -          -            -             -              -
   Redeemable preferred
    stock  . . . . . . . .               -         10,800       15,828     16,948       18,068        17,228         18,348
   Common stock with put
    rights   . . . . . . .               -            461          633        633          633           633            633
   Total shareholders'
    (deficit) equity   . .          18,987         (3,973)      (5,067)    (2,952)       2,889        (2,298)        (7,493)

   _______________

   (1)  On October 29, 1993, the Company consummated the HEI Acquisition.
        All financial data as of and for the year prior to acquisition are reflected exclusive of any purchase accounting adjustments.

   (2)  On February 13, 1995, the Company consummated the Eaton-Kenway
        Acquisition. Operating results of the acquired business are included in the Company's consolidated operations from the date of acquisition.

   (3)  On November 15, 1996, the Company consummated the Western Atlas
        Acquisition. Operating results of the acquired businesses are included in the Company's consolidated operations from the date of acquisition.

   (4) Included in general & administrative expenses is a management fee charged by Harnischfeger Industries, Inc. ("Harnischfeger") for services performed by Harnischfeger on behalf of the Company. Such fees equaled two percent of revenues.

   (5) Included in amortization of goodwill is $4,186 of purchased in-process software and development costs which resulted in a charge to income in the period of the HEI Acquisition. See Note 3 to the Company's Consolidated Financial Statements.

   (6) During the first quarter of 1997, the Company decided to abandon one of its software product lines. Amortization includes a write-off of $2,295 of unamortized software costs related to this decision.

   (7) Balance represents a charge by Harnischfeger on intercompany equity advances.

   (8)  During 1994, the Company recognized as a minority interest certain
        Class A preferred stock of Harnischfeger Engineers, Inc. ("HEI") totaling $10,000 and Class C preferred stock of HEI totaling $600 held by Harnischfeger. During 1995, the Class A preferred stock was converted into a subordinated promissory note, and the Class C preferred stock was redeemed.

   (9)  EBITDA is defined as income (loss) before taxes plus fixed charges.
        Fixed charges consist of interest, depreciation and amortization.
        EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity. EBITDA is a performance measure in the Company's primary debt financing instrument.

                  SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA
                      (In thousands, except per share data)

      Set forth below is certain unaudited summary pro forma consolidated financial data for the period ended and as of the dates indicated. This information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Consolidated Financial Statements appearing elsewhere in this Prospectus. The summary pro forma consolidated statement of income data for the year ended October 31, 1997 and the three months ended January 31, 1997 and 1998 reflects the effects on the historical results of operations of the Company of the following transactions as if these transactions had occurred on November 1, 1996: (i) the Recapitalization;
   (ii) the ESOP Transactions; and (iii) the Offering and the application of the proceeds to the Company from the Offering to repay certain indebtedness and to pay accrued dividends on and redeem preferred stock. The summary pro forma consolidated balance sheet data as of January 31, 1998 reflects the effects of the Recapitalization and the Offering transactions as if they had occurred on January 31, 1998. The summary pro forma consolidated financial data does not purport to represent what the Company's results of operations would actually have been if such transactions in fact occurred as of such dates or results that may be attained in the future.


                                           Historical                                    Pro Forma
                                                Three months ended                          Three months ended
                             Year ended                                  Year ended
                               October        January       January        October        January        January
    Pro Forma Statement of    31, 1997        31, 1997      31, 1998      31, 1997       31, 1997       31, 1998
     Income Data:

    Net revenues  . . . .       $246,150      $ 66,721      $ 48,490     $246,150      $ 66,721        $ 48,490
    Gross profit  . . . .         52,504        12,689        11,365       52,504        12,689          11,365
    Selling, general &
      administrative
      expenses  . . . . .         31,724         7,137         7,685       31,724         7,137           7,685
    Amortization of
      goodwill  . . . . .          3,979         2,701           427        3,979         2,701             427
      Income from
       operations . . . .         16,801         2,851         3,253       16,801         2,851           3,253
    Interest expense  . .          5,570         1,365         1,315        3,353(a)        811(a)          761(a)

    Income before income
     taxes  . . . . . . .         11,311         1,426         1,938       13,528         1,980           2,492
    Provision for income
     taxes  . . . . . . .          4,051           511           698        4,849(b)        710(b)          897(b)

      Net income before
       dividends on
       preferred stock  .          7,260           915         1,240        8,679         1,270           1,595
    Dividends on preferred
     stock  . . . . . . .          1,419           354           364            -(c)          -(c)            -(c)
      Net income
       applicable to
       common shareholders
                                   5,841           561           876        8,679         1,270           1,595
      Basic net income per
       share of common
       stock  . . . . . .           1.94          0.19          0.32         1.34          0.20            0.26
      Diluted net income
       per share of common
       stock  . . . . . .           0.77          0.10          0.13         0.69          0.10            0.13


                                                       As of January 31, 1998

   Pro Forma Balance Sheet Data:           Historical         Adjustments      Pro Forma

   Total assets  . . . . . . . . . . .     $139,546                 -          $139,546
   Accrued liabilities . . . . . . . .        9,330              (673)(f)         8,657
   Total current liabilities . . . . .       56,389              (673)           55,716
   Other liabilities . . . . . . . . .        3,499                 -             3,499
   Long-term debt  . . . . . . . . . .       68,170            (8,000)(a)        28,892
                                                              (31,278)(a)
   Mandatory redeemable preferred stock      18,348           (14,000)(e)             -
                                                               (4,348)(f)
   Common stock with put rights  . . .          633              (633)(e)             -
   Common stock  . . . . . . . . . . .            -            121 (d)(e)           121
   Additional paid-in capital  . . . .            -            44,264 (d)        58,811
                                                               14,547 (e)
   Treasury stock  . . . . . . . . . .       (5,858)                -            (5,858)
   Unearned compensation - ESOP  . . .       (5,400)                -            (5,400)
   Retained earnings . . . . . . . . .        3,765                 -             3,765
   Total shareholders' equity  . . . .       (7,493)           60,383            51,439
   Total liabilities and shareholders'
      equity . . . . . . . . . . . . .      139,546                 -           139,546

   ______________________________
   (a)  Adjusted to reflect (i) a reduction in debt and interest expense in connection with the repayment from the proceeds of the Offering of
        (A) the $8,000 subordinated promissory note due to Western Atlas at an interest rate of 10.0% and (B) $31,278 outstanding on the revolving credit facility at an average interest rate of 7.3% from the proceeds of the Offering and (ii) an increase in debt and interest expense on indebtedness incurred as follows:  (A) $6,458 ($600 of which was repaid in January 1998) under the Company's revolving credit facility to repurchase 420,000 shares of common stock of the Company and (B)
        $6,000 under a term loan provided by its bank lenders which it subsequently loaned to the ESOP.  The pro forma interest expense savings are $2,217, $554 and $554 for the twelve months ending
        October 31, 1997 and the three months ending January 31, 1997 and
        January 31, 1998, respectively.
   (b)  Adjusted to reflect the above pro forma adjustments utilizing a combined federal and state tax rate of 36.0%
   (c)  Adjusted to reflect the elimination of dividends on Class B Preferred
        Stock and Class D Preferred Stock, which accrue at an 8.0% rate, in connection with the Recapitalization and the Offering.
   (d)  Represents the $44,385 in net proceeds associated with the sale of
        3,460,000 shares of Common Stock with a par value of $0.01 offered by the Company.
   (e)  Represents (i) the conversion of 5,600,000 shares of Class B
        Preferred Stock with a stated amount of $14,000 to 5,600,000 shares of Common Stock at a par value of $0.01 per share and (ii) the termination of certain management "put" rights with respect to
        3,015,360 shares of common stock with a stated amount of $633 and a par value of $0.01.
   (f)  Represents the payment of $673 in accrued dividends and the redemption of Class D Preferred Stock of $4,348 using the proceeds of the Offering.



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   Overview

      The Company operates through three business units: (i) Integrated Systems designs, installs and integrates automated material handling systems and manufactures related automated material handling equipment;
   (ii) Customer Services provides aftermarket customer support, including modernization, service and parts; and (iii) Logistics and Software Systems develops and implements advanced software systems. Historically, the Company has grown through a combination of acquisitions and internal growth. The Company expects future internal growth to occur predominantly in the higher margin customer service and logistics and software systems businesses. Additionally, the Company will seek selective strategic acquisitions to enable the Company's logistics and software systems business to provide a broader range of SCM software solutions.

      Background. The Company originated as an engineering division of Harnischfeger in 1969, and Management led the acquisition of the Company in October 1993 for a total purchase price of $45.0 million. In February 1995, the Company completed the Eaton-Kenway Acquisition for a total purchase price of $12.3 million. The acquired business contributed revenues of approximately $40.7 million in fiscal 1995. In November 1996, the Company consummated the Western Atlas Acquisition for a total purchase price of $42.6 million. The Western Atlas Acquisition contributed revenues of approximately $84.4 million in fiscal 1997. Each of these acquisitions was partially financed by the seller.

      Through the Eaton-Kenway and Western Atlas Acquisitions, the Company obtained, among other things, captive automated material handling equipment and replacement parts manufacturing capabilities, which ensure adequate levels of supply and enhance quality assurance, and significantly increased its installed base. While manufacturing is not the Company's primary focus, the Company believes it is a critical factor to maintain its systems integration leadership position and expand its customer service business.

      With each acquisition, the Company has incurred expenses to integrate the acquired business and focus it on the Company's strategies. In each case, the Company has downsized the acquired business, with a resulting decline from its previous revenue levels, to focus on higher margin business. During fiscal 1997, the Company discontinued unprofitable product lines and rationalized manufacturing capacity by closing two former Western Atlas plants. The Company recently expanded a former Eaton-Kenway plant (completed September 1997) and is in the process of expanding a former Western Atlas plant (expected completion in March 1998) to accommodate increased workload. The Company continues to evaluate and remediate issues related to various Eaton-Kenway and Western Atlas projects, but has established reserves for potential losses that the Company believes are adequate.

      Revenue Recognition. Integrated Systems revenues are derived from the sale of automated material handling systems integration services and related equipment, software and controls. Customer Services revenues are derived from customer support and services, including modernization, service and replacement parts and maintenance outsourcing. Contracts for both units are typically fixed price with a duration of three months to two years. The Company recognizes revenues from these contracts on the percentage of completion accounting method, with the exception of spare parts, which are recognized upon shipment. Under this method, percentage of completion is determined by reference to the extent of contract performance, future performance risk and cost incurrence. Any revisions in the estimated total costs of the contracts during the course of the work are reflected when the facts that require the revisions become known. Losses, if any, are recognized in full as soon as identified. Generally, more than half of the revenues derived on a contract for an integration or modernization project occur during the second half of the project, as many of the outside equipment suppliers fabricate and deliver components to the job site and integration commences.

      Logistics and Software Systems revenues are derived from software license fees, modification and implementation fees, and services and maintenance fees; however, in many cases contracts also include cost for related hardware (such as computers and radio frequency telecommunications equipment) and implementation assistance. These contracts have a typical duration of three months to one year. Software license fee revenue is recorded, on a pro-rata basis, when the software has been delivered (which is generally considered to be at the completion of the first installation), the license agreement with the customer has been executed, and collection of the resulting receivable is deemed probable. Revenues for customization and modification of licensed software and for implementation services are recorded using the percentage-of-completion method of accounting. Logistics and Software Systems revenues tend to be equally spread over the life of the contract because of their higher service content.

      Costs. Direct costs including material and other manufacturing-related costs and outside vendor costs for subcontracted equipment comprise the largest portion of the Company's cost of sales. Other direct costs consist primarily of compensation, related fringe benefits, other overhead costs and warranty support. Research and development and software development costs are expensed as incurred.

   Results of Operations

      The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from the Company's consolidated statements of income:

                                                        Three Months Ended
                               Years ended October 31,     January 31,
                               1995      1996    1997      1997     1998
    Net revenues:
     Integrated systems   .     56%       58%    66%        70%      58%
     Customer services  . .     32        33     26         23       36
     Logistics and software
       systems  . . . . . .     12         9      8          7        6
                              ----      ----   ----       ----     ----
       Total net revenues .    100       100    100        100      100

    Cost of sales . . . . .     86        82     79         81       77
                              ----      ----   ----       ----     ----
     Gross profit   . . . .     14        18     21         19       23
    Selling expenses  . . .      7         7      8          7       10
    General & administrative
     expenses   . . . . . .      3         4      4          4        5
    Amortization of goodwill     1         1      2          4        1
                              ----      ----   ----       ----     ----
     Income from operations      3%        6%     7%         4%       7%
                              ====      ====   ====       ====     ====


   Three Months Ended January 31, 1998 Compared to Three Months Ended January 31, 1997

      Revenues. Total revenues decreased 27.3% to $48.5 million in the three months ended January 31, 1998 from $66.7 million in the three months ended January 31, 1997. This decline was primarily due to the delay in the award of two large contracts in the Integrated Systems business unit (which contracts were awarded near the end of the period) and a planned reduction in lower-margin revenues associated with the Western Atlas Acquisition.

      Logistics and Software Systems revenues declined 26.2% to $3.0 million in the three months ended January 31, 1998 from $4.1 million in the three months ended January 31, 1997. Most of this decrease was due to revenues associated with a product the Company no longer markets. The Company released version 4.0 of STOCKMASTER/WMS in October 1997, which includes Yard and Dock management and standard interface to Oracle's enterprise resource planning software, Applications version 10.7. The full STOCKMASTER/SCM suite generated orders of $8.1 million in the three months ended January 31, 1998.



      Backlog. The Company's backlog as of January 31, 1998 increased 28.8% compared to January 31, 1997 and increased 67.1% compared to the year ended October 31, 1997. This increase was due to record bookings of $109.0 million resulting from new order inflow in all three business units in addition to the award of contracts in the Integrated Systems unit that the Company had expected to receive in 1997. The backlog of the Company at January 31, 1998 by business unit was comprised of Integrated Systems - $95.9 million, Customer Services - $30.6 million and Logistics and Software Systems - $17.3 million.

      Gross Margin. Gross margin declined from $12.7 million in the three months ended January 31, 1997 to $11.4 million in the comparable 1998 period, but increased as a percentage of revenues from 19.0% to 23.4%. Integrated Systems' gross margin improved due to the favorable completion of contracts below budgeted costs and a planned reduction of lower-margin revenues associated with the Western Atlas Acquisition. Customer Services gross margin improved due to a higher content of spare parts sales. Logistics and Software Systems gross margin decreased due to a lower license fee content in the revenue mix due to lower bookings in the fourth quarter of 1997.

      Operating Income. Operating income increased to $3.3 million in the three months ended January 31, 1998 from $2.9 million in the 1997 period. Selling expenses increased 14.9% to $5.1 million primarily due to increased proposal and salesperson expenditures. General and administrative expenses decreased 4.1% due to lower professional fees. Amortization expense declined 84.2% from $2.7 million in the three months ended January 31, 1997 to $0.4 million in the comparable period of 1998. Included in the 1997 amortization expense is a non-recurring charge of $2.3 million related to the abandonment of a software product line.

      Interest Expense. Interest expense declined 3.6% to $1.3 million due to the impact of lower outstanding borrowings and lower interest rates. Borrowings in the first quarter of 1997 were higher due to the Western Atlas Acquisition.

      Income Taxes. The Company's effective income tax rate of 36.0% in the three months ended January 31, 1998 approximated the 35.8% in the comparable 1997 period.

      Net Income. As a result of the foregoing factors, the Company's net income before preferred dividends increased to $1.2 million in the first three months of fiscal 1998, from $0.9 million in the comparable period in 1997.

   Fiscal 1997 Compared to Fiscal 1996

      Revenues. Total revenues increased 64.0% to $246.2 million in fiscal 1997 from $150.1 million in fiscal 1996. Excluding the effect of the Western Atlas Acquisition, total revenues increased 7.8% to $161.7 million in fiscal 1997.

      Integrated Systems revenues increased 87.6%, or $76.3 million, in fiscal 1997 from fiscal 1996. Exclusive of the effects of the Western Atlas Acquisition, total Integrated Systems revenues decreased 5.2% to $82.6 million in fiscal 1997, from $87.2 million in fiscal 1996, due to delays in the awarding of certain contracts.

      Customer Services revenues increased 30.9%, or $15.4 million, to $65.2 million in fiscal 1997. Excluding the effects of the Western Atlas Acquisition, total Customer Services revenues increased 27.9% to $63.7 million in fiscal 1997 from $49.8 million in fiscal 1996. This increase was due to a 36.8% increase in new contract awards during fiscal 1997 as compared to fiscal 1996. These new contract awards included a number of large AGVS replacement projects with relatively short schedules.

      Logistics and Software Systems revenues increased 33.0% to $17.5 million in fiscal 1997, compared to $13.1 million in fiscal 1996. Excluding the effects of the Western Atlas Acquisition, Logistics and Software Systems revenues increased 17.4% to $15.4 million in fiscal 1997. In early fiscal 1997, the Company introduced a new, NT-based version of its STOCKMASTER/WMS software, as the successor product to the original STOCKMASTER/WMS, a UNIX-based WMS software application originally introduced in 1989. New bookings for the new version were slow early in the year as the Company refocused its marketing and engineering resources to the new product.

      Backlog. The backlog of the Company at October 31, 1997 was $85.7 million compared to $97.2 million at October 31, 1996. The backlog by business unit was comprised of Integrated Systems - $46.1 million, Customer Services - $24.8 million and Logistics and Software Systems - $14.8 million at October 31, 1997 compared to Integrated Systems - $59.5 million, Customer Services - $23.8 million and Logistics and Software Systems - $13.9 million at October 31, 1996.

      Gross Margin. Cost of sales increased to $193.6 million in fiscal 1997, from $123.4 million in fiscal 1996, but declined as a percentage of revenues to 78.7% from 82.2%, respectively. Integrated Systems gross margin improved due to higher margins on contracts in progress and increased utilization of the Company's manufacturing facilities. Customer Services gross margin improved primarily from increased outsourcing contracts and greater parts revenues in the sales mix. Logistics and Software Systems gross margin decreased primarily as a result of a contract cancellation during the third quarter of fiscal 1997. Excluding the effect of this contract cancellation, gross margin would have improved.

      Operating Income. Operating income increased $7.6 million, or 81.6%, in fiscal 1997, from $9.3 million in fiscal 1996. Selling expenses increased $12.0 million, or 120.2%, in fiscal 1997, and increased as a percentage of revenues to 8.9% in fiscal 1997 from 6.7% in fiscal 1996. This increase was due primarily to the inclusion of the operations acquired in the Western Atlas Acquisition, which historically incurred higher selling expenses as a percentage of revenues. Additionally, HK Systems implemented a Company-wide marketing effort to further establish the HK Systems name following the Western Atlas Acquisition.

      General and administrative expenses increased $5.8 million, or 91.9%, in fiscal 1997 from fiscal 1996, and from 4.2% to 4.9% as a percentage of revenues. This increase was primarily due to increased costs related to the Western Atlas Acquisition of $1.6 million including human resources, contract and accounting personnel, and to increased research and development expenditures. Research and development costs increased $3.0 million, or 149.9%, to $5.0 million, in fiscal 1997 over fiscal 1996, and as a percentage of revenues to 2.0% from 1.3%, respectively. Currently, the Company is engineering several new software development programs, including the implementation of a multi-year plan for functionality enhancements for the STOCKMASTER/WMS product. The Company decided to accelerate these enhancements in early fiscal 1997 and released a new version in October 1997. See "Business -- Services and Products -- Logistics and Software Systems." Additionally, the Company is developing a standard baseline control system for automated material handling systems applications, which the Company intends to introduce in January 1998. The Company anticipates a continual increase in research and development expenditures over the next three years.

      Amortization of goodwill increased $0.5 million, or 37.5%, in fiscal 1997 from fiscal 1996. This increase was primarily due to increased goodwill amortization related to the Western Atlas Acquisition.

      Interest Expense. Interest expense increased $2.0 million, or 57.1%, to $5.6 million, in fiscal 1997 from $3.6 million in fiscal 1996 due to additional borrowings required to finance the Western Atlas Acquisition and subsequent operations of the acquired business.

      Income Taxes. The Company's effective income tax rate was 40.0% and 35.8% for fiscal 1996 and fiscal 1997, respectively. The difference was due primarily to state taxes.

      Net Income. As a result of the foregoing factors the Company had net income before preferred dividends of $7.3 million in fiscal 1997 compared to net income before preferred dividends of $3.4 million in fiscal 1996.

   Fiscal 1996 Compared to Fiscal 1995

      Revenues. Total revenues increased 18.5% to $150.1 million in fiscal 1996 from $126.6 million in fiscal 1995. The increase in revenues was primarily attributable to a $22.6 million increase in revenue related to a series of projects with an automotive customer. In addition, the fiscal 1996 revenues included a full year's effect of the Eaton-Kenway Acquisition.

      Integrated Systems revenues increased 23.3% to $87.2 million in fiscal 1996 compared to $70.7 million in fiscal 1995, primarily due to increased contract volume with an automotive customer.

      Customer Services revenues increased 22.9%, or $9.3 million, to $49.8 million in fiscal 1996 primarily due to a series of projects with a single customer ($6.5 million) and a 61% increase in replacement parts sales as a result of the Company's focus on the Eaton-Kenway installed base.

      Logistics and Software Systems revenues declined 14.7% in fiscal 1996 to $13.1 million due to a reduced hardware content in the sales mix. The Company deemphasized hardware content in its Logistics and Software Systems contracts beginning in fiscal 1996. Hardware and other direct costs as a percentage of revenues declined to 12.2% in fiscal 1996 from 40.9% in fiscal 1995.

      Gross Margin. Cost of sales increased to $123.4 million in fiscal 1996, from $108.5 million in the previous year, but declined as a percentage of revenues to 82.2% from 85.7%, respectively. Integrated Systems gross margin improved due to the completion of more profitable projects and increased utilization of the Company's manufacturing facilities. Customer Services gross margin improved due to increased parts sales, which carry higher margins, and the completion of less profitable projects assumed in the Eaton-Kenway Acquisition in fiscal 1995. Logistics and Software Systems gross margin increased due to a reduction in lower margin hardware sales and corresponding higher license fee composition in the sales mix.

      Operating Income. Operating income increased to $9.3 million in fiscal 1996 from $3.6 million in fiscal 1995. Selling expenses increased 12.1% to $10.0 million in fiscal 1996 as additional sales representatives were added in the Customer Services and Logistics and Software Systems businesses. General and administrative expenses increased to $6.3 million, or 36.8%, in fiscal 1996 due to an increase in training costs associated with an increased employee base. Research and development expense increased $0.7 million, or 50.2%, in fiscal 1996 primarily due to functionality enhancements to the STOCKMASTER/WMS system.

      Interest Expense. Interest expense increased $0.4 million, or 14.1%, to $3.6 million in fiscal 1996, due to a higher average outstanding debt level in fiscal 1996 issued to support increased sales levels and finance capital expenditures.

      Income Taxes. The Company's effective income tax rate was 64.0% and 40.0% in fiscal 1995 and fiscal 1996, respectively. The difference was due primarily to state taxes.

      Net Income. As a result of the foregoing factors, the Company's net income before preferred dividends increased to $3.4 million in fiscal 1996, from $0.04 million in fiscal 1995.

   Quarterly Results of Operations

      The following table sets forth selected unaudited quarterly financial information for the Company for each of the twelve most recent quarters in the period ended October 31, 1997 and for the quarter ended January 31, 1998. In the opinion of the Company, this information is prepared on the same basis as the financial statements appearing elsewhere in this Prospectus and reflects all the adjustments necessary for a fair presentation of results of operations for those periods. This quarterly financial data should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results of any future period.

                                                      Fiscal 1995
                                        Q1           Q2           Q3          Q4

   Net revenues:
     Integrated systems              $15,491      $17,126      $17,605    $20,467
     Customer services                 2,526        9,497       14,521     13,957
     Logistics and software systems    3,299        3,902        4,440      3,772
                                     -------      -------      -------    -------
     Total net revenues               21,316       30,525       36,566     38,196

   Cost of sales                      18,652       26,597       32,224     31,053
                                     -------      -------      -------    -------
     Gross profit                      2,664        3,928        4,342      7,143
   Selling, general &
     administrative expenses           2,317        3,503        3,572      4,100

   Amortization of goodwill              143          297          297        296
                                     -------      -------      -------    -------

     Income from operations             $204         $128         $473     $2,747
                                     =======      =======      =======    =======


                                                      Fiscal 1996


                                        Q1           Q2           Q3          Q4

   Net revenues:
     Integrated systems              $17,641      $21,743      $21,859    $25,907
     Customer services                11,305       11,424       13,631     13,432
     Logistics and software systems    4,266        2,321        4,194      2,362
                                     -------      -------      -------    -------
      Total net revenues              33,212       35,488       39,684     41,701

   Cost of sales                      27,357       29,033       33,146     33,818
                                     -------      -------      -------    -------
     Gross profit                      5,855        6,455        6,538      7,883

   Selling general &
    administrative expenses            4,138        3,768        3,859      4,490

   Amortization of goodwill              306          306          307        306
                                     -------      -------      -------    -------
     Income from operations           $1,411       $2,381       $2,372     $3,087
                                     =======      =======      =======    =======


                                                      Fiscal 1997                      Fiscal 1998
                                        Q1           Q2           Q3          Q4           Q1
   Net revenues:
     Integrated systems              $47,003      $47,258      $40,373    $28,838       $28,098
     Customer services                15,626       14,417       15,092     20,065        17,371
     Logistics and software systems    4,092        4,975        4,256      4,155         3,021
                                     -------      -------      -------    -------       -------
      Total net revenues              66,721       66,650       59,721     53,058        48,490

   Cost of sales                      54,032       53,342       48,208     38,064        37,126

     Gross profit                     12,689       13,308       11,513     14,994        11,364

   Selling general &
   administrative expenses             7,137        8,157        7,093      9,337         7,685

   Amortization of goodwill            2,701          426          426        426           426

     Income from operations           $2,851       $4,725       $3,994     $5,231        $3,253


      The Company's quarterly revenues and operating results have varied in the past, and are likely to vary from quarter to quarter in the future, depending upon a number of factors, including but not limited to the concentration of its customers in any given period; size and timing of customer orders; commencement, completion, cancellation or delay of contracts; progress of ongoing projects; cost overruns; competitive industry conditions; the Company's ability to develop, introduce and market new products and product enhancements; software life cycles; changes in the level of operating expenses and the Company's ability to control costs; and general economic conditions.

      The Company's future operating results may fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, result of operations and financial condition. See "Risk Factors."

   Liquidity and Capital Resources

      The Company has historically funded its operations and capital expenditures with cash flow from operations supplemented by its revolving line of credit. The Company has funded acquisitions through a combination of debt provided by the selling company and bank financing and, in the Eaton-Kenway Acquisition, $4.2 million of additional equity capital provided by the Company's original institutional investors and Management. As of October 31, 1997, the Company had $0.3 million in cash and temporary investments and working capital of $12.2 million.

      Net cash (used) provided by operating activities was $(2.5) million and $10.8 million for the three months ended January 31, 1998 and the three months ended January 31, 1997, respectively. The primary reasons for the decrease in cash flow from operations for the three months ended January 31, 1998 as compared to the three months ended January 31, 1997 were (i) a $10.9 million decrease in cash flow from working capital items due to increases in receivables and inventory, and decreased billings in excess of costs as a result of payment terms contained within the contract mix and (ii) decreases in non-cash charges, from $4.2 million to $1.8 million. Net cash provided by operating activities was $22.7, $9.3 and $1.8 million in fiscal 1997, 1996 and 1995, respectively. Both investing and financing activities for the three months ended January 31, 1998 relate primarily to the Western Atlas Acquisition.

      Given the Company's recent history of debt financed acquisitions, the Company emphasizes the generation of cash flow, as measured by earnings before interest, tax, depreciation and amortization ("EBITDA"). EBITDA decreased to $5.1 million from $7.2 million, or 29.8%, for the three months ended January 31, 1998 compared to the three months ended January 31, 1997 mainly as a result of a decrease in revenues due primarily to the timing of the award of two large contracts. Additionally, EBITDA increased 69.1% to $27 million in fiscal 1997, as compared to $16 million in fiscal 1996.

      The Company's revolving line of credit provides for borrowings of up to $80 million, bearing interest at 7.06% to 8.50%. The agreement contains various restrictive financial covenants that, among other things, place limits on the amount of additional long-term debt the Company may issue and on the amount of capital expenditures in any year and restrictions on the payment of dividends; require maintenance of minimum current, leverage and interest coverage ratios; and require minimum total capitalization and billed receivable balances, as defined. The line of credit is collateralized by the assets of the Company and expires in December 2002. Outstanding amounts under the line of credit aggregated $44.8 million, $34.0 million and $18.0 million at January 31, 1998, October 31, 1997 and October 31, 1996, respectively. At January 31, 1998, the Company had available an additional $35.2 million under its line of credit. The Company intends to repay outstanding indebtedness to Western Atlas and a portion of the line of credit with a portion of the proceeds of this Offering. See "Use of Proceeds."

      Capital expenditures of the Company for the three months ended January 31, 1998 were $1.4 million. For the years ended October 31, 1997 and 1996, capital expenditures were $4.1 million and $3.2 million, respectively. The Company anticipates capital expenditures to be $4 million to $6 million per year in fiscal 1998 and 1999, including amounts for plant expansion, computer system upgrades and construction of a new capabilities and demonstration center that the Company currently contemplates. The center will be located at the Company's headquarters and will enable the Company to demonstrate the Company's supply chain solutions capabilities to potential customers.

      The Company believes (i) the net proceeds from the sale of Common Stock by the Company in the Offering; (ii) cash flow from operations; and (iii) amounts available under its line of credit will be sufficient to meet the Company's currently anticipated working capital and software development requirements through fiscal 1998. However, depending upon its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital expenditure needs or to fund future acquisitions. There can be no assurance that additional financing, if needed, will be available when required or, if available, on terms satisfactory to the Company.

   Other Matters

      The Company recognizes the need to identify and address "Year 2000" issues. First, the Company has included in its capital expenditure plans discussed above substantial amounts for fiscal 1998 and 1999 for computer system upgrades and enhancements that, among other things, will address all potential internal Year 2000 problems. All such enhancements are scheduled to be completed by the third quarter of fiscal 1999. Second, the Company is currently conducting a survey of its key vendors and suppliers to determine whether any of them anticipate Year 2000 problems. Third, the Company believes all SCM software and virtually all automated material handling equipment and systems that it currently sells are Year 2000 compliant. Further, the Company provides no express Year 2000 warranty on any products that it sells unless it has first conducted an audit to verify that the product is Year 2000 compliant, and all such warranties expressly exclude product provided by anyone other than the Company. Fourth, the Company currently estimates that only ten percent of its installed base of automated material handling systems may experience significant Year 2000 problems. The Company expects that virtually all Year 2000 work that it may provide on its installed base will be done on a funded basis and will not have a material effect on the Company. Fifth, the Company has agreements to provide maintenance support for approximately 30 of its installed SCM software systems, and the Company is currently conducting an audit to determine if any of those systems poses a potential Year 2000 problem. The Company does not believe any obligation that it may have to remedy Year 2000 problems under these maintenance support agreements will have a material effect on the Company.

      In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for the way public companies report information about operating segments in both interim and annual financial statements, including related disclosures about products and services, geographic areas and major customers. The Company's initial analysis indicates that the Company operates in one business segment according to the requirements of SFAS 131. However, the Company will continue to evaluate the potential impact of the requirements of SFAS 131 prior to the time the Company adopts it.

      In February 1997, the FASB issued Statement No. 128 ("SFAS 128"), "Earnings per Share," which is effective for periods ending after December 15, 1997, including interim periods. SFAS 128 establishes standards for computing and presenting earnings per share ("EPS") by replacing primary EPS with the presentation of basic EPS and requiring dual presentation of basic and diluted EPS on the face of the income statement. The Company adopted SFAS 128 for the three month period ended January 31, 1998. All EPS computation have been applied retroactively to all periods to conform with the provisions of SFAS 128.

                                    BUSINESS

   Background

             HK Systems is a leading provider of supply chain solutions. The Company develops, implements and supports integrated solutions to the complex material handling and supply chain needs of a wide array of industries. The Company's solutions enable its customers to implement advanced supply chain strategies to improve product quality, reduce inventory and delivery time and lower overall costs of manufacturing and distribution.



             The Company delivers its supply chain solutions through three principal activities. First, the Company designs, installs and integrates automated material handling systems that include customized software, manufactured equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices. The Company is a leading supplier of integration services for automated material handling systems in North America. Second, the Company provides aftermarket services for owners of systems and equipment the Company has installed and for other customers. The Company's installed base of equipment and software systems, which numbers over 3,000, presents significant opportunities to expand its supply chain aftermarket business. Third, the Company develops and implements advanced SCM software systems, including WMS for Windows/NT and UNIX operating environments and customized software for specific supply chain applications. The Company believes it is one of the leading WMS software providers in North America.

             The Company's commitment to customer satisfaction, from the initial design of a system through implementation to ongoing support and maintenance, has enabled the Company to create strong customer relationships with leading U.S. corporations. The Company's customers include manufacturers, distributors, processors and retailers whose needs are as diverse as the warehousing of semi-conductors and the temporary storage and retrieval of automobile bodies for an assembly line. These customers include a diverse base of Fortune 500 companies and industry leaders, including American Airlines, Anheuser-Busch, Ball Foster Glass, Boeing, Caterpillar, Chrysler, The Coca-Cola Company, Coca-Cola Enterprises, Estee Lauder, Ford, Frito-Lay, Gillette, Hewlett-Packard, IBM, Kimberly-Clark, Lucent Technologies, Motorola, The New York Times, J.C. Penney, Philip Morris, Procter & Gamble, Sara Lee, Sony and United Airlines.

        The Company originated in 1969 as an engineering division of the Overhead Crane Group of Harnischfeger to position Harnischfeger in the automated systems business to facilitate the sale of storage and retrieval equipment. In October 1993, Management led the acquisition of the Company, then known as Harnischfeger Engineers, as the first step toward the objective of developing the preeminent single-source provider of automated material handling systems and WMS software. In February 1995, the Company purchased the business of Eaton-Kenway, a wholly owned subsidiary of Eaton. Through the Eaton-Kenway Acquisition, the Company acquired advanced AGVS technology; experienced employees; and access to Eaton-Kenway's significant customer base. In November 1996, the Company acquired the Material Handling Systems division and VantageWare software division of Western Atlas (formerly a part of the Litton Industrial Automation Group of Litton Industries). In the Western Atlas Acquisition, the Company acquired additional manufacturing capability; several recognized automated material handling product lines (including conveyors, sortation equipment and von Gal palletizers); an expanded customer base, especially within the retail distribution industry; additional software engineering capability; experienced employees; and access to the market for the sale of stand-alone conveyors, palletizers and sortation equipment. Through these acquisitions, the Company assembled an installed base of integrated automated material handling systems that the Company believes is one of the largest in North America, taking into account systems that include as a component AS/RS, AGVS or AEMS and at least one other automated material handling technology. In addition, the Company was able to achieve a higher level of control over the marketing, design and implementation of the critical supply chain solutions it was already providing to its customers. The Company also acquired the ability to source system components internally and to produce and inventory component parts, which are important tools to enable the Company to compete in the replacement parts market.

   Recent Customer Case Studies

        The following case studies illustrate the Company's ability to provide automated material handling systems integration and supply chain solutions that address a wide range of customers' needs:

        The New York Times

        The Challenge: The New York Times ("The Times"), one of the world's leading newspaper publishers with a total circulation of one million on weekdays and two million each Sunday, wanted to expand capacity and add significant flexibility to its production capability. As a result, the Times needed to design and construct a new production facility, including its material handling systems, that would enable it to extend newsroom deadlines, add color printing, and offer more sectioning and feature sections.

        The HK Systems Solution: The Times chose the Company as a partner in the design and implementation process of the new facility. The Company's engineering and consulting team joined The Times' own project team, worked on-site to develop plant-wide information systems and electrical control strategies and used computer simulations to ensure necessary capacities. HK Systems also designed and integrated the major automated material handling systems in the plant, including automated newsprint storage and delivery to press, provided the controls and integration software for the plant and supplied The Times with seven of the Company's OMNIWRAP palletizers.

        The Result: The Company integrated an automated material handling system that represents a state-of-the-art solution for the newspaper publishing industry. In addition to achieving significant reductions in operating costs, the facility has helped The Times extend newsroom deadlines by up to three hours allowing fresher copy for each daily edition; use color in each daily edition; increase sectioning to capture a broader advertising revenue base; and cut waste and lost time.

        Estee Lauder

        The Challenge: Estee Lauder ("Lauder"), a premier, worldwide provider of high quality perfumes and cosmetics for women, was experiencing high distribution costs and generating unreliable inventory and shipping records at its 13 distribution sites worldwide. Lauder wanted to standardize and control all elements of finished goods inventory management and develop automated material handling systems for its finished goods.

        The HK Systems Solution: Lauder chose the Company to be its partner in this standardization initiative due to the Company's strong reputation and the Company's complete solution capabilities demonstrated in part through its providing Lauder with modernization services on AS/RS equipment a competitor had installed. HK Systems customized and implemented the Company's WMS software, modernized and augmented automated material handling equipment and integrated the software and equipment at an initial site.

        The Result: The Company's solution enabled Lauder to achieve its goals of accurately receiving, storing, picking, shipping and controlling the movement of finished goods within its warehousing and production facilities through an integrated system. Lauder increased security, increased inventory accuracy to 99%, improved productivity and increased lot control. As an additional benefit, the Company's system is compatible with Lauder's other business systems and enables Lauder to generate more reliable shipping records. Based upon these results at the initial site, Lauder decided to implement the solution at 11 additional sites, of which the Company has completed seven to date.

        American Airlines

        The Challenge: In response to increased demand for air travel, American Airlines ("AA") doubled the number of its gates at Dallas/Fort Worth International Airport ("DFW"). As a result, AA needed to significantly increase hangar space and expand its parts service from two to four hangars and provide around-the-clock parts service to the terminal stations. The project required a system that would deliver parts quickly to the four hangars and facilitate the prompt delivery of parts to aircraft waiting to depart with passengers on board.

        The HK Systems Solution: AA selected HK Systems to design and implement a material handling system for the numerous maintenance parts required on short notice. The Company used several integrated material handling and control strategies to meet AA's stringent operational requirements. The system receives and stores spare parts inventory and, upon demand, locates, retrieves and delivers parts to any of four repair hangars within 10 minutes.

        The Result: This system achieved AA's goals of reduced delivery time, increased inventory accuracy, decreased indirect labor costs and reduced parts handling in the maintenance area. Recognizing the Company's capabilities as well as the critical nature of that system, AA subsequently outsourced to the Company the maintenance of this system and similar systems at two other AA facilities. After five years of operation, the system continues to achieve over 99% up time.

   Industry Overview

        The Company's services and products address the needs of large and growing markets. The Company believes sales of automated material handling systems, integration services and related aftermarket support in North America should exceed $2.0 billion in 1998 and will grow by 7% to 10% annually through the year 2000. The Company also estimates that the North American market for supply chain management software will be approximately $1.9 billion in 1998 and is currently growing at approximately 45% annually. This market is considerably more fragmented than other segments of the industry, with numerous small, single product companies competing to provide SCM software products and services.

        Two principal trends require businesses to devote greater attention and resources to more efficiently manage and control the flow of materials, inventory and finished goods along their respective supply chains. First, the changing global buying culture is increasing customer demands for faster, more accurate and customized product delivery. In response, many businesses are implementing practices that will increase the demand for supply chain solutions. Such practices include demand-pull manufacturing systems (which rely on real-time information to coordinate and control manufacturing and distribution across the entire supply chain) as well as third-party distribution, mixed-load shipments and more frequent, smaller quantity deliveries. Precise inventory management results in greater reliance on sortation equipment, palletizers and load planning software to provide mixed-load shipments, mixed-pallet shipments, more packaging options and greater accuracy in the delivery of supplies and inventories. Additionally, these factors are forcing businesses to regionalize warehouse facilities and implement cross-docking operations, creating even further awareness of the need for real-time, accurate inventory control.

        The second major trend elevating the importance of efficient material handling and supply chain solutions is the need for companies to enhance profitability through operating cost reductions. The intense competitive environment in which most businesses operate often makes it difficult to generate revenue growth, particularly through price increases. This environment has forced companies to reduce costs in part by integrating material handling systems and outsourcing certain non-core functions. Consequently, businesses are increasingly turning to, and becoming dependent upon, automated material handling systems integrators to design, build, install and service these cost-saving systems. Furthermore, cost-related factors generally favor the upgrading of existing facilities rather than the building of new facilities, increasing the need for advanced systems integration.

        The Company believes as more businesses respond to these trends they will become increasingly sensitive to the importance of efficiently managing their entire supply chain. Providing complete supply chain solutions entails simultaneously managing internal constraints (such as production capacity, human resource availability and inventories) and external constraints (such as supplier lead times and customer demand requirements) to reduce inventories and improve order response times and accuracy. The Company believes coordinating operations through the entire supply chain requires effective inventory management and control, since managing the supply chain involves highly specialized demand planning, forecasting and deployment planning, which all require accurate and manageable enterprise-wide inventory control. Because of this, the Company believes businesses will increasingly call upon providers of integrated supply chain solutions, who are experienced in inventory management and capable of integrating systems through all points in the supply chain, to provide and implement solutions to their complex supply chain needs.

   Business Strengths

        The Company intends to build upon its position as a market leader by capitalizing on its competitive strengths, which include the following:

   Extensive Internal Resources to Provide Automated Solutions for Complex
        Material Handling Needs

        Of the Company's 1,150 employees, approximately 500 have engineering backgrounds, and approximately 220 are software engineers. Many HK Systems engineers have performed a wide variety of engineering functions within the Company and, as a result, have experience in a variety of engineering areas crucial to the successful design and implementation of automated material handling systems, including concept and planning, manufacturing and research and development. The Company believes employing experienced engineers encourages information flow across all of the Company's business units and allows the Company to maximize the use of its engineering resources.

        In addition, as a result of strategic acquisitions and internal growth, HK Systems offers a diverse product line that enables it to offer its customers automated material handling equipment of known reliability. The Company's manufacturing expertise also allows it to critically evaluate the quality of other suppliers' products to determine which products best meet its customers' needs. Additionally, to complement its broad product offerings and to support installed automated material handling systems, the Company has developed a proven aftermarket customer service capability.

   Proven Project Management and Implementation Skills

        Through extensive industry experience and personnel resources dedicated to project implementation, HK Systems has developed project management and implementation skills that it believes allow it to consistently deliver turnkey automated material handling systems solutions on time, within specifications and budget. The Company believes this strength is one of the reasons its margins have increased in recent years. The Company focuses on providing superior customer solutions while achieving targeted project profitability by utilizing multi-disciplinary project teams. These teams encourage Company-wide cooperation, while effectively leveraging the systems design and implementation capabilities, skills and knowledge of all the Company's business units.

   Large, Diverse Blue Chip Customer Base

        HK Systems has provided solutions to the complex supply chain needs of a large number of Fortune 500 companies within a variety of industries including aircraft, automotive, banking, distribution, food and beverage, light and heavy manufacturing, newspapers and publishing, parcel handling, textiles and transportation. Regardless of industry, these customers typically engaged the Company to provide a supply chain solution to meet the increasingly challenging market demands of their own customers. For fiscal 1997, approximately 88% of the Company's revenues were derived from customers who previously retained the Company to provide supply chain solutions. The Company's success in meeting the complex needs of these demanding customers serves as a strong confirmation of the Company's abilities and critical marketing advantage in generating new business.

   Strong Position to Further Build its Higher Margin Aftermarket Business

        The Company's large and growing installed base of systems and equipment, which numbers over 3,000, has provided recurring revenue opportunities as systems age and require modernization, replacement parts and customer service support. To meet this ongoing demand, HK Systems has established Customer Services to provide aftermarket service and support, including equipment and software modernizations, for the Company's installed base as well as the installed base of many of its competitors. The Company has a customer service hotline staffed by Company employees 24 hours a day, 7 days a week and supported by a nationwide mobile service technical staff. This commitment to customer service has resulted in a reputation for providing high quality aftermarket service that positions the Company to continue to meet the growing demands of its customers. Revenues from aftermarket service and support have grown from $10.0 million in fiscal 1993 to $65.2 million in fiscal 1997, and the Company believes the current trend toward outsourcing of the maintenance, repair and upgrading of complex manufacturing and distribution systems will accelerate in the near term.

   Solid Foundation from which to Expand Supply Chain Management Software
        Offerings

        The Company's existing WMS software applications, significant customer base, practical experience and skills in providing automated material handling solutions, and extensive technical resources position the Company to provide integrated supply chain solutions. The Company believes it is one of the leading WMS software providers in North America. HK Systems' current WMS software solutions have been well accepted in various industries and are employed by a significant base of customers.

   Business Strategy

        From its base of competitive strengths, HK Systems has developed a business strategy that includes the following elements:

   Leverage the Company's Large Installed Base and Extensive Customer
        Relationships

        Through historical operations and recent acquisitions, HK Systems has greatly increased its installed base of equipment and software systems. The Company intends to leverage this extensive customer base by (i) promoting long-term "Strategic Customer Partnerships"; (ii) cross-selling the Company's SCM software products; (iii) expanding customer service and maintenance outsourcing; (iv) designing improvements to its existing technology to increase the inter-connectivity of its core products and improve the delivery of aftermarket services; and (v) following multinational customers into foreign markets.

        Strategic Customer Partnerships are intended to be long-term relationships with customers that include a "partnering" method of project implementation. Strategic Customer Partnerships allow the Company to compete more on value and less on price and enhance opportunities for repeat business because the partnerships lead to greater customer satisfaction. By offering the customer dedicated project management resources, the Company believes a Strategic Customer Partnership gives a customer a number of benefits, including (i) an optimal, customer-specific system design; (ii) clear, precise project specifications; (iii) reduced time from design to implementation; (iv) lower overall system costs than comparable competitive bid projects; and (v) reduced risk to the customer because of the Company's higher level of accountability. Currently, Strategic Customer Partnerships comprise approximately 78% of the Company's revenues from large integrated automated material handling systems contracts.

   Maintain Focus on Providing Fully Integrated, Turnkey, Supply Chain
        Solutions for Material Handling Needs

        The Company's extensive internal resources (including its large engineering staff and diverse product line) and its highly regarded project management and implementation skills position HK Systems to maintain its leadership position as a provider of fully integrated, turnkey, supply chain solutions for material handling needs. Companies in nearly all industries are increasingly devoting greater attention and resources to more efficiently controlling and managing the flow of their materials, inventory and finished goods, driven by the desire to meet market demands, lower operating costs and increase throughput. The Company believes, given its leadership position and record of performance, that it can continue to satisfy this desire to maximize cost savings and efficiencies by providing its turnkey solutions to new and existing customers.

   Expand Supply Chain Management Software Offerings Through Selective
        Acquisitions and Internal Development

        The Company intends to expand its SCM software systems offerings through selective acquisitions and internal software development. In doing so, HK Systems will capitalize on the consolidation trend in the SCM software industry, which is expected to continue as customers seek scale and reliability in their SCM software vendors. New product offerings may include demand planning and forecasting software, additional deployment planning and transportation management software (complementing the Company's LoadBuilder application), and additional inventory and warehouse management programs. These offerings could be integrated into a customers' current warehouse management, inventory control and automated material handling systems, eliminating inefficiencies between independent supply and demand points and allowing maintenance of supplies and inventory at optimal levels.

   Continue to Improve Profitability of Acquired Businesses

        HK Systems will continue to improve the profitability of the businesses acquired in the Eaton-Kenway Acquisition and the Western Atlas Acquisition by (i) refocusing these businesses on profitable revenues;
   (ii) re-establishing the von Gal palletizer product line as a leader in palletizer technology; (iii) completing a standardization program for its conveyor and sortation product lines; (iv) improving inventory management; and (v) continuing profitability improvements. Recently, the Company completed a restructuring program resulting in the closure of two manufacturing plants. Overall, these actions have lowered overhead costs and improved operating efficiencies.

   Services and Products

        The Company is organized into three business units: Integrated Systems, Customer Services and Logistics and Software Systems.

   Integrated Systems

        Automated material handling systems are comprised of automated material handling equipment and related software and controls that allow manufacturers, retailers, warehouses and distributors to quickly and automatically store, sequence and retrieve raw material, work-in-process and finished goods. The principal historical business of the Company, and the current focus of Integrated Systems, is to provide both services and products used in and related to automated material handling systems and systems integration for a wide variety of industries including aircraft, automotive, banking, distribution, food and beverage, light and heavy manufacturing, newspapers and publishing, parcel handling, textiles and transportation.

        Integrated Systems contributed $28.1 million, $163.5 million, $87.2 million and $70.7 million to the Company's total revenues in the three months ended January 31, 1998 and in fiscal 1997, 1996 and 1995, respectively.

   Services

        Integrated Systems performs integration services for customers including the design, development, installation and integration of the equipment, controls, software, information and processes that comprise new automated material handling systems. These systems can include large or complex software control systems, AS/RS, AGVS and/or AEMS that typically require extensive project management and quality control. Integrated Systems also provides sortation equipment, conveyors and palletizer integration services for projects requiring only such types of equipment, which projects usually involve complex sortation requirements and high speed, precise product delivery. Integrated Systems is often responsible for selecting and managing subcontractors that provide general building construction and equipment installation services.

        The Company's integration services contracts generally range from $1 million to $25 million in value, with an average value of approximately $7 million. Approximately 30% of the total contract value is typically paid to outside vendors in connection with the construction of infrastructure and externally-sourced equipment, with internally-sourced equipment accounting for approximately 20-25% and additional software, controls and services accounting for the remaining 45-50%.

        Services of Integrated Systems include providing customers with the software, controls, optical scanning and laser positioning devices necessary to start-up, operate, control, maintain, and perform diagnostic functions related to the various components of automated material handling systems. Integrated Systems offers support software products that monitor and control automation equipment with programmable logic controllers
   (PLCs) and provide mechanization control, load tracking, diagnostic functions and communication interface with conveyor and AEMS. Integrated Systems has adopted STOCKMASTER/EMS, a Logistics and Software Systems product introduced in 1997, as its baseline equipment control system.
   This software system will provide a common integration baseline for all of the Company's automated material handling systems and product lines.

        Integrated Systems provides integration services for customer projects obtained either through Strategic Customer Partnerships or through competitive bidding. With Strategic Customer Partnerships, the Company is involved in every phase of system implementation from design to installation. With competitively bid projects, the customer typically presents the specifications for a system that an outside consultant has prepared for which the Company may perform all or specific parts of the system implementation.

        Strategic Customer Partnerships

        The Company pursues strong working, or "partnering," relationships with select customers that the Company refers to as "Strategic Customer Partnerships." In the context of an individual project involving a Strategic Customer Partnership, the Company has a comprehensive role in identifying and executing solutions, as discussed below. In the context of a longer-term relationship that extends beyond an individual project, a Strategic Customer Partnership generally involves an understanding between the Company and its customer, which may be oral or written, that the customer will look to the Company as its preferred or exclusive provider of supply chain solutions, in general or for a specific type of need, on an ongoing basis. Typically, the Company pursues Strategic Customer Partnerships with customers or potential customers who, because of their size and business, are likely to have a recurring need for the Company's services and products.

        Integrated Systems' function is most comprehensive in projects for which the Company has a Strategic Customer Partnership. Strategic Customer Partnership projects generally begin with the Company consulting with the customer regarding its unique automated material handling systems needs and problem areas. Integrated Systems then designs detailed system specifications responsive to the customer's particular needs, including automated material handling equipment and associated software and controls, as well as process software to manage inventory or supplies.
   The Company simulates, tests and demonstrates the designed system and alternatives through computer simulations prior to time consuming and expensive field installation. Equipment and software is tested following installation on the customer site. All subsystems are then integrated and the system is commissioned. Integrated Systems uses an established project management approach to Strategic Customer Partnerships, utilizing project teams led by a project manager who has overall responsibility for cost, scheduling, technical matters and customer satisfaction. In many cases throughout the process, Integrated Systems acts as the catalyst for interaction across all of the Company's business units, drawing on the services and products of the Company as a whole to provide automated solutions for the customer's material handling needs.

        The Company believes a Strategic Customer Partnership project gives a customer a number of benefits, including (i) an optimal, customer-specific system design, because the Company uses its extensive integration experience and industry knowledge and works in close partnership with the customer from the outset to design, install, integrate and service an automated system customized to address the customer's unique material handling needs; (ii) clear, precise project specifications because the Company both defines them and, together with subcontractors, is responsible for meeting them; (iii) reduced time from design to implementation because the Company's involvement in the design process reduces the risk of delays in design and implementation and allows for simultaneous performance of important process tasks; and (iv) lower overall system costs than comparable competitive bid projects, since Strategic Customer Partnerships allow faster implementation and precise systems specifications while retaining the ability to use competitive bidding for subsystem components.

        Strategic Customer Partnership projects also afford the Company with numerous advantages including the opportunity to establish "sole-source" automated material handling systems relationships with customers that involve the Company in every phase of systems development and service. Additionally, Strategic Customer Partnerships provide the Company with projects on acceptable terms and at lower risk, since the Company is familiar at every stage with the design, function and service requirements of components, controls and software.

   Products

        In addition to providing integration services, Integrated Systems designs, manufactures, markets, installs and services many of the products that automate the loading, unloading, sorting and transporting of materials. Such products include (i) AS/RS, which are machines that store and retrieve objects, using racks or similar structures, with weight capacities from 12 pounds to 100,000 pounds and that employ laser positioning, servo drivetrains and Windows-based diagnostics technology;
   (ii) AGVS, which are automated vehicle systems that transport objects within a facility using wireless inertial guidance systems; (iii) AEMS, which are monorails for horizontal (typically overhead) transportation;
   (iv) sortation equipment, which directs the flow of boxes, cases or other products from single or multiple lines onto high speed sortation conveyors designed to operate at various speeds and lengths; (v) von Gal palletizers, which receive packaged products (including cases, cartons, crates and bundles) from conveyors and arrange them into stable patterns that can be wrapped and stacked onto a pallet for distribution or storage; and (vi) von Gal de-palletizers, which unload palletized products for further handling and distribution.

        The Company generally sells AS/RS, AGVS and AEMS only in connection with automated material handling systems for which the Company also provides integration services. It sells conveyors, palletizers and sortation equipment in connection with systems for which the Company provides integration services as well as on an independent basis, and generally sells through distributors directly to end-users. Contracts for the sale of conveyors, palletizers and sortation equipment on an independent basis generally range in size from $25,000 to $10 million. Since the Western Atlas Acquisition, approximately 20% of conveyors, palletizers and sortation equipment have been sold as components of larger automated material handling systems.

   Customer Services

        Customer Services provides modernization services, control and software systems upgrades, parts support, and maintenance outsourcing.
   The Company has provided aftermarket support for most other brands of automated material handling systems for over a decade. The Company believes it has developed a reputation for quality and commitment to customer service that assists in generating new business for all of the Company's business units. The Company also provides maintenance and support to customers on an outsourcing basis, and the Company has recently increased its focus on expanding this business. The Company uses its broad in-house engineering resources to perform customer upgrade projects or service customer systems and uses new technologies that the Company's research and development team has developed. Customer Services modernization projects and service contracts typically range from $0.2 million to $5 million in revenue.

        Customer Services contributed $17.4 million, $65.2 million, $49.8 million and $40.5 million to the Company's total revenues in the three months ended January 31, 1998 and in fiscal 1997, 1996 and 1995, respectively. Customer Services provides services that can be classified in five general areas: modernizations, maintenance outsourcing, replacement parts, Year 2000 software initiatives and customer emergency service.

        Modernization and retrofit of automated material handling systems components, controls and software account for approximately 60-70% of Customer Services' total revenues. Approximately 75% of the unit's modernization projects involve upgrades of customers' computer and software systems and electrical controls systems. Software systems are typically upgraded either through replacement of existing software systems with contemporary turnkey systems or by adopting and enhancing existing systems to more modern and efficient standards. Customer Services performs electrical controls modernization for AS/RS, conveyor, AEMS and AGVS controllers. Other modernization services the unit performs include subsystem replacement of AS/RS, AGVS or horizontal transportation components, and mechanical and structural modernization, including equipment overhaul and rebuild, and structural inspection and repair.

        Systems outsourcing services typically involve providing full-time, on-site preventative hardware maintenance of both Company and vendor manufactured automated material handling systems components, as well as replacement part management and software support services. Outsourcing services are also provided to a lesser extent (i) on an "on-call" basis through emergency standby engineering support, pager support, or remote monitoring and diagnostics and (ii) on a planned basis through software service contracts, periodic remedial and preventative maintenance. Outsourcing services, particularly when conducted on-site, allow customers to be more efficient as a result of fewer systems interruptions. From the Company's perspective, the presence of Company personnel can generate leads for new business.

        Customer Services also sells and installs Company and outside vendor manufactured replacement parts for automated material handling equipment. Replacement part sales consist of both initial replacement parts ordered at the time of system installation as well as system life-cycle parts. Replacement parts sales accounted for approximately $11.4 million of total revenue in fiscal 1997.

        Many customers' automated material handling systems and warehouse and inventory management software systems may experience malfunctions and downtime associated with the arrival of the year 2000. Customer Services provides software consulting services to identify upgrades and solutions to allow automated material handling systems to operate beyond Year 2000 constraints. As of October 31, 1997, the Company generated 84 proposals for customers regarding audits or retrofits of current software systems to address Year 2000 concerns.

        Customer Services is also responsible for the Company's warranty support services. The Company maintains a service hotline specifically for warranty and other issues that is staffed around-the-clock by Company employees.

        While the Company provides aftermarket services on products manufactured by other vendors, its share of the market for those products is relatively small. The Company estimates that it provides only a small percentage of all aftermarket services related to products and systems of outside vendors while providing a large percentage of aftermarket services related to products and services of the Company.

   Logistics and Software Systems

        Through Logistics and Software Systems, the Company provides SCM software that allows its customers to manage the planning, scheduling, tracking and related logistics of manufacturing, warehousing, distribution and transportation. Logistics and Software Systems has 107 employees, approximately 70 of whom are software engineers (as of October 31, 1997). The Company's suite of SCM software, STOCKMASTER/SCM, is dedicated to the management and deployment of inventory and associated resources across an enterprise. The software suite enables customers to compress delivery schedules, reduce inventory levels, increase customer service, improve execution of operations and provide an accurate and timely view of inventory. The Company believes it is one of the leading WMS software providers in North America. The Company also provides software extensions to its STOCKMASTER/SCM suite of applications to address customer specific requirements.

        STOCKMASTER/SCM is a client/server (Client: Windows 95 or NT; Server:
   Windows NT or UNIX) suite of applications that utilizes a graphical user interface, providing an intuitive user interface. STOCKMASTER/SCM consists of WMS for warehouse management; YMS for yard and dock management; EMS for material handling equipment management; DMS, which is under development and will be an enterprise wide inventory deployment management system; LMS, a container, pallet and trailer configuration management system (Windows only); and TMS for transportation management. The STOCKMASTER/SCM suite architecture easily supports the integration of complementary third party software systems such as Oracle and SAP enterprise resource planning ("ERP") systems and manufacturing execution systems through it Common Object Resource Broker Architecture (CORBA) capabilities.

        STOCKMASTER/WMS, introduced in 1989, provides full warehouse management functionality from the moment a facility receives a shipment or material from production through the time the facility ships the product, including receiving, put-a-way, quality control, lot and serial number control, ownership, cycle counting, replenishment, picking, value added processing, packing, shipping, and supervisory functions. STOCKMASTER/WMS provides real time inventory control and employee management through radio frequency (RF)-based hand-held and vehicle-mounted terminals. Employees using RF terminals are instructed to perform tasks (such as put-a-way, pick or move), the employee verifies each task is completed by scanning a bar code associated with the task (such as location, quantity and lot), and as each task is completed and verified a new task is dispatched to the employee. Bar code verification and real-time inventory tracking provide up-to-the-minute views of inventory (including on hold, available and committed) and customer orders (such as picked or shipped). The Company released version 4.0 of STOCKMASTER/WMS in October 1997, which includes Yard and Dock management and standard interface to Oracle's ERP software, Applications/TM/ version 10.7.

        STOCKMASTER/YMS, introduced in 1997, is a yard and dock management system providing features for appointment scheduling, trailer check in/check out, yard location management, trailer management (including cycle counting, seal numbers, temperature control and refueling) and dock door management. STOCKMASTER/YMS provides management with views into inventory in the yard and expected inventory not yet arrived, giving management the opportunity to improve customer service. In the event of a warehouse inventory stock-out, customer orders may be filled with inventories in the yard. STOCKMASTER/YMS can be integrated with STOCKMASTER/WMS or implemented in a stand-alone environment.

        STOCKMASTER/EMS, introduced in 1997, is an automated material handling equipment management system product providing startup and shut down, equipment synchronization, load balancing and alarm management for automated material handling systems. STOCKMASTER/EMS incorporates standardized Application Programmable Interface (API) to HK's complete line of material handling equipment and third party equipment. The STOCKMASTER/EMS product is scalable, providing a range of control functions for a single piece of equipment or a complex multi-system installation. STOCKMASTER/EMS may be integrated with STOCKMASTER/WMS to provide a hybrid warehousing solution or be implemented in a stand-alone environment.

        STOCKMASTER/LMS is a product the Company acquired in the Western Atlas Acquisition under the name LoadBuilder. STOCKMASTER/LMS is a load planning application that determines efficient ways to combine, stack and arrange products to maximize the available space within a given container. STOCKMASTER/LMS was introduced in 1994 and has approximately
   500 customers. STOCKMASTER/LMS may be interfaced with other systems such as WMS and TMS or be implemented in a stand-alone environment.

        The Company recently began offering STOCKMASTER/TMS, an integrated transportation management product, in cooperation with InterTrans Logistics Solutions, Inc. STOCKMASTER/TMS includes the InterTrans Logistics Solutions Freight Management and Freight Optimizer products. Freight management provides fully integrated, multi-modal, transportation management across a single enterprise or in a multi-enterprise environment. STOCKMASTER/TMS may be integrated with WMS and YMS to provide a complete comprehensive solution or be implemented in a stand-alone environment.

        STOCKMASTER/DMS, under development with initial release planned for early 1999, is a comprehensive deployment management software product that will enable a customer to make real-time inventory deployment decisions across the enterprise.

        Logistics and Software Systems contributed $3.0 million,
   $17.5 million, $13.1 million and $15.4 million to the Company's total revenues in the three months ended January 31, 1998 and in fiscal 1997, 1996 and 1995, respectively. The unit generated software revenue through license fees, installation, modification, maintenance and software support agreements.

        To leverage its software to address a wider spectrum of supply chain management functions, the Company has begun forming alliances with other software vendors. In 1996, the Company became part of the Oracle Cooperative Application Initiative (CAI) program, which focuses on pre-integrating software with Oracle's applications. In 1997, the Company entered the SAP Complementary Software Partner (CSP) program. This program is designed to provide SAP customers with third-party software solutions that extend the capabilities of SAP's R/3/TM/ product. Additionally, in 1997 the Company entered into a letter of intent with InterTrans Logistics Solutions to form a joint marketing alliance. The Company intends to pursue additional alliances with ERP and transportation planning vendors to widen appeal of its SCM software products.

   Customers

        The Company's industry leadership has resulted in sales to a diverse industry and customer base that includes many of the largest corporations in the United States. To illustrate the variety of industries that the Company serves, the following table sets forth a list of selected customers of the Company by industry group that have done business with two or more of the Company's business units over the last five years:


    AEROSPACE                              FOOD/BEVERAGE/TOBACCO
         Boeing                            (continued)
         Northrup Grumman                       Coca-Cola Enterprises
    AUTOMOTIVE/CAPITAL GOODS                    Dannon Yogurt
         Robert Bosch                           Frito-Lay
         Caterpillar                            Mrs. Smith's
         Chrysler                               Bakeries/Flowers Industries
         Ford
         General Electric                       Ocean Spray
         General Motors                         PepsiCo
         Tower Automotive                       Philip Morris
    CHEMICAL/PETROLEUM                          Ralston Purina
         Dow Chemical                           RJR Nabisco
         DuPont                                 Seagram Co./Tropicana
         Mobil Chemical                    PAPER/PACKAGING
         Mobil Oil                              Appleton Papers
         Shell Oil                              Ball Foster Glass
         Texaco                                 Consolidated Papers
    CONSUMER PRODUCTS                           Kimberly-Clark
         Eastman Kodak                          Mead Paper
         Estee Lauder                           Western States Envelope
         Gillette                          PHARMACEUTICALS
         Procter & Gamble                       Abbott Labs
         Revlon                                 Medco
    DISTRIBUTION/RETAIL                         Novartis
         Canadian Tire                     PRIMARY METAL
         Dillards Department Stores             Alcoa
         W.W. Grainger                          Alumax
         The Limited                            Kaiser Aluminum
         J.C. Penney                            O'Neal Steel
    ELECTRONICS/COMMUNICATIONS             PUBLISHING/PRINTING
         AT&T                                   R.R. Donnelley
         Hewlett-Packard                        The New York Times
         IBM                                    The Washington Post
         Lucent Technologies               TEXTILES
         Motorola                               Collins & Aikman
         Rockwell International                 Mt. Vernon Mills
         Sony                                   Russell Corporation
         U.S. West                              Sara Lee Knit Products
    FOOD/BEVERAGE/TOBACCO                  TRANSPORTATION
         Anheuser-Busch                         American Airlines
         Brown & Williamson                     Delta Airlines
         The Coca-Cola Company                  GATX
                                                United Airlines


        For fiscal 1997, Ford Motor Company and Philip Morris together accounted for 23% of the Company's total revenues pursuant to seven principal contracts, and for fiscal 1996, Ford Motor Company and Imperial Wall Coverings together accounted for 24% of the Company's total revenues pursuant to five principal contracts. For the same periods, the Company's largest ten customers accounted for 42% and 53% of the Company's total revenues, respectively.

   Sales and Distribution

        The Company sells automated material handling systems services and products through separate sales forces in each of its three business units.

        The Integrated Systems sales force utilizes different sales channels depending on the size of a particular project and the automated material handling systems components required. The Company has implemented a distributor program designed to partner the Company with skilled material handling distributors throughout North America for the sale of smaller automated material handling systems which consist of mainly conveyors and sortation equipment (typically through non-exclusive arrangements with the various participating distributors). Distributors provide the Company with leads for additional sales opportunities, and also provide customers with services including project concepting, layout and design, installation, warranty and aftermarket services. Automated material handling systems comprised of mainly conveyors and sortation equipment are also sold directly by the Company through three regional field offices in Bridgewater, New Jersey; Naperville, Illinois; and Atlanta, Georgia.
   These sales offices are also responsible for the sale of palletizer/depalletizer equipment on an independent basis. Larger, more complex automated material handling systems and systems integration solutions, typically over $3 million in value and consisting of more sophisticated and complex integration requirements, are sold direct by the Integrated Systems sales force located throughout North America.

        The Company competes for systems integration solutions projects on either a competitive bidding or a Strategic Customer Partnership basis. Competitive bidding involves the Company bidding to manufacture and install automated material handling systems designed by outside parties.
   A substantial amount of the Company's projects with first-time customers are awarded through the competitive bid process, with repeat customers' projects often conducted on a Strategic Customer Partnership basis. In fiscal 1997, competitive bid projects represented only approximately 22% of the Company's automated material handling systems integration solutions projects. Strategic Customer Partnerships account for the remaining 78%. See "Business--Services and Products--Integrated Systems."

        The Integrated Systems sales force generates over 60% of the Company's automated material handling systems and systems integration solutions business from repeat customers and referrals from current or past customers, demonstrating a high level of customer satisfaction. The Company obtains other business by virtue of its strong reputation in the industry and through referrals from consultants retained by businesses to design automated material handling systems solutions which then refer those businesses to the Company for implementation of the designed solutions. The Company also benefits from arrangements with a number of outside vendors which are incentivized to provide the Company with sales leads. The Integrated Systems sales force targets certain businesses and industries through proactive selling efforts, including presentations and consultations with those potential customers. The Company participates in material handling trade shows, as well as trade shows and users' conferences related to specific industries, for purposes of marketing and business generation.

        The Integrated Systems sales force evaluates potential projects using a "proposal team" approach. Proposal teams are headed by Business Development Managers ("BDMs") who are allocated customer projects based on the particular customer's industry, the BDMs' past account experience and, to a lesser extent, by geographical considerations. Proposal teams generally include account managers and engineering support personnel with expertise in the specific requirements of each potential project. The members of the proposal teams work together to prepare cost estimates for entering into the bidding process or competing for the design of potential projects that the Company proposes to undertake. Integrated Systems employs over 20 BDMs (as of October 31, 1997) throughout North America.

        Customer Services employs eight regional BDMs (as of October 31,
   1997) with specific geographic and major account responsibility. They are charged with maintaining consistent contact with Company customers to assess their needs for aftermarket services and actively seeking business from companies with automated material handling systems components not designed or installed by the Company. These BDMs lead proposal teams which include account managers and technical support personnel to evaluate potential long-term customer support relationships. Customer Services actively promotes the Company's aftermarket services at various trade shows and user conferences across the country, including the customer user conference the Company sponsors every September during which over 300 customers attend seminars and listen to industry experts address current issues in the material handling and SCM software industries. Customer Services generates over 70% of its business from service and modernizations of equipment installed by the Company, and also generates business leads through industry contacts and competitive bidding. Additionally, Customer Services is responsible for selling and implementing smaller (less than $3 million) material handling systems.


        Logistics and Software Systems generates business from several major sources including (i) referrals from outside consultants hired by businesses to evaluate re-engineering issues; (ii) referrals from automated material handling systems market analysts, which are often consulted by businesses with material handling questions and needs; (iii) referrals from radio frequency equipment vendors, enterprise resource planning vendors and other SCM software vendors, which employ WMS software products in the systems they sell; (iv) the sales efforts of various "Value Added Resellers" ("VARs") working jointly with the Company to promote and sell the Company's WMS software offerings, including a worldwide VAR relationship with Motorola (whereby Motorola promotes the sale and use of Company WMS software products to its own locations worldwide and to its over 800 suppliers worldwide) and ten VAR relationships worldwide for the sale of the Company's Loadbuilder software product; and (v) the Company's participation in strategic alliances with other software vendors, including its participation in the Cooperative Applications Initiative of Oracle, which focuses on pre-integrating software with Oracle applications and utilizes the Oracle sales force to generate new WMS software business for the Company. Additionally, the Logistics and Software Systems sales force advertises in trade periodicals and attends trade shows and user conferences in the software and supply chain industries.

        Logistics and Software Systems employees include five BDMs and various account managers to coordinate sales of SCM software systems (as of October 31, 1997). The BDMs cover regional territories throughout the United States and Canada. BDMs, account managers and support personnel comprise the unit's proposal teams, which examine the needs of various proposed projects and evaluate those potential opportunities.

        An important component of the Company's future sales and marketing efforts includes continued expansion into various international markets. Currently, the Company's international sales efforts are concentrated in the Pacific Rim, where it sells approximately 30-50 automated machines annually. The Company believes European and South American automated material handling systems markets will undergo expansion similar to that seen in North America. The Company recently entered into a strategic alliance with a Brazilian manufacturer and integrator of automated material handling systems to undertake a joint sales effort in that country. The Company has a right of first refusal to include its products in any automated material handling system sale and/or integration project undertaken by the alliance in Brazil. The Company has also entered into non-exclusive sales representative and/or distributor agreements to cover many countries in Central and South America.

   Employees

        As of October 31, 1997, the Company had approximately 1,150 employees, consisting of approximately 144 employees in the areas of concept and planning (including consulting and simulation engineers, account managers and network development personnel); 534 employees in project implementation (including control, software and systems engineers, project managers and project analysts); 396 in manufacturing (including product engineers and hourly plant employees); and 76 in administration and marketing (including BDMs, management personnel and assistants). As of October 31, 1997, the number of the Company's employees with engineering backgrounds by specialty and business unit were as indicated in the following table:

                                                                 Logistics
                                   Integrated      Customer     and Software
    Engineer Categories             Systems         Services      Systems

    Software  . . . . . . . .             51             67            98
    Electrical  . . . . . . .             92             56             4
    Mechanical  . . . . . . .             84             15             0
    Systems . . . . . . . . .             24              1             7
                                        ----           ----          ----
        Total                            251            139           109
                                        ====           ====          ====

        The Company is not subject to any collective bargaining agreements with respect to any of its employees, has not experienced any work stoppages related to labor matters and considers its employee relations to be excellent.

        The Company believes high levels of employee support, participation and satisfaction significantly contribute to the Company's business success. To further this belief, and to maintain a working environment that encourages professional and technical development, advancement and equal opportunity for all employees, the Company provides an employee benefits package that includes, among other benefits, an incentive program to encourage prompt recognition of superior customer service, exercise facilities, a tuition reimbursement program and programs that encourage community and charitable involvement. The Company believes its organization-wide employee turnover rates are low by industry standards. Additionally, Company employees have an average tenure of approximately 16 years of employment with the Company and its predecessors.

   Research and Development

        The Company has demonstrated a commitment to continuous research and development and is dedicated to current and future research and development projects relating to its automated material handling equipment and software products. The Company maintains a research and demonstration facility, that provides it with the ability to test, adjust and demonstrate systems prior to sale and installation, affording it the opportunity to ensure high quality products and seek innovative technological advances at lower cost than those competitors without similar resources, as well as helping customers avoid downtime that occurs after installation. The Company also conducts research and development at each of its engineering and manufacturing facilities.

        In the three months ended January 31, 1998 and in fiscal 1997, 1996 and 1995, the Company incurred research and development expenses of $1.0 million, $5.0 million, $2.0 million and $1.3 million, respectively. Based on the Company's growth in the logistics and software systems market and its current commitment to research and development, the Company intends to spend $5.0 million on research and development in fiscal 1998.

   Competition

        The Company primarily competes in the North American markets for automated material handling systems solutions, and the related customer service and aftermarket, and SCM software. The Company believes the automated material handling systems and SCM software markets are currently undergoing an industry-wide consolidation which the Company anticipates will continue.

        Although the Company believes it is one of the leading suppliers of automated material handling systems integration solutions, this market is competitive, and certain of Integrated Systems' competitors are large and have significant financial, marketing and technical resources. The Company believes its primary competitors in this market include Daifuku/Eskay, Hytrol, Mannesmann Dematic Rapistan, Munck, Pinnacle Automation, Jervis B. Webb and several consulting firms specializing in automated material handling systems integration services. The Company believes the primary competitive factors in this market are price, performance, functionality, customer service and support, reputation and financial strength. To some extent, the Company also competes in this market with small- to medium-sized suppliers who do not offer systems or integration solutions but instead focus on market niches or singular applications.

        The customer service market is highly fragmented and competitive with regard to services of a low degree of sophistication but with fewer competitors at higher levels of sophistication. In this market, Customer Services competes principally with the original provider of a potential customer's material handling equipment and with in-house maintenance departments. Local control engineering houses and others have competed against the Company for projects that do not require extensive prior experience and accomplishments as a prerequisite for bidding. Although these firms may have certain advantages due to their relationship with the customer and familiarity with its facility, they are less likely to have the know-how or the resources to present a more competitive bid than the Company. The Company believes the primary competitive factors in this market are reputation and, to a lesser extent, price.

        Logistics and Software Systems usually competes for WMS projects with contract values greater than $400,000, with approximately 20 other companies that compete for similar WMS projects. The Company believes approximately two-thirds of the WMS market involves projects in excess of $400,000. Although there are over 100 companies that claim to have WMS capabilities in the United States, the Company's primary competitors in the SCM software systems market are BDM International, Catalyst, EXE Technologies, McHugh International and in-house MIS departments. The Company believes the primary competitive factors in this market are performance and functionality; price; a vendor's ability to implement software promptly and effectively; reputation; and a provider's alliances with major accounting firms and other consultants.

   Intellectual Property and Other Proprietary Rights

        The Company currently maintains both United States and foreign patents and pending patent applications for technology utilized in its business. Except for patents and patent applications relating to AGVS wireless control technology, the Company does not believe any one of its patent rights is material to the Company's business. The Company also relies on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect its proprietary rights. There can be no assurance that these patent rights and other protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Existing trade secret and copyright laws afford only limited protection.

        The Company is not aware that any of its material intellectual property infringes the proprietary rights of third parties, but has not performed any independent investigations to determine whether any such infringement exists. There can be no assurance, therefore, that third parties will not claim infringement by the Company with respect to current or future products. Any intellectual property infringement claims, with or without merit, could be time-consuming, result in costly litigation, divert management resources, cause product shipment delays, require the Company to enter into royalty or licensing agreements or may require the Company to withdraw products from the market. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, which could have a material adverse effect on the Company's business, operating results or financial condition.

        The Company currently utilizes trademarks to identify its products and services and maintains federal trademark registration and pending trademark applications in the United States and certain foreign countries, including United States federal registrations for its marks HK SYSTEMS, STOCKMASTER and VON GAL. The Company generally attempts to federally register a trademark relating to a product's or a technology's name only when the Company intends to actively promote the product or technology. Other than the marks HK SYSTEMS, STOCKMASTER and VON GAL, the Company does not believe any trademark is material to its business.

   Facilities

        The Company operates its primary office in Milwaukee, Wisconsin and conducts its principal manufacturing, engineering and distribution operations at the following facilities:

                                           Square   Owned/  Term
    Location        Utilization            Footage  Leased  Expires

    Milwaukee, WI   Headquarters            85,000  Leased  10-31-11
                    (Integrated Systems,
                    Customer Services and
                    Logistics and Software
                    Systems)

    Salt Lake City, Principal office        61,829  Leased  02-28-05
    UT              (Integrated Systems
                    and Customer Services)

    Bountiful, UT   Manufacturing-AS/RS     76,061  Owned
                    and AGVS

    Hebron, KY      Principal office        19,773  Leased  10-31-98
                    (Integrated Systems)

    Hebron, KY      Office/Manufacturing-  157,144  Leased  10-31-16
                    sortation and
                    conveyors
    Montgomery, AL                         113,753  Owned
                    Office/Manufacturing-
                    palletizer systems

    Glendale, WI    Research and            25,600  Leased  12-31-98
                    demonstration center

    San Diego, CA   Principal office        13,865  Leased  12-14-98
                    (Logistics and
                    Software Systems)

        The research and demonstration center houses a complete integrated system including a Unitload AS/RS, Miniload AS/RS, Microload AS/RS, AGVS and AEMS, all under computer control. The center provides an environment for experimentation, customer demonstration and prototyping client configurations.

        The Company maintains sales offices in California, Georgia, Illinois, Michigan, New Jersey and Texas to coordinate sales and marketing of unit services and products. Full-time field service and factory technician teams are located nationwide to provide fast and professional service and support mission critical systems on an on-call basis or on a full-time basis.

        To best serve its markets, the Company leases a number of sales and engineering offices nationwide, strategic to the industries and locales that they service.

   Environmental and Other Governmental Regulations

        The Company's operations are subject to a variety of federal, state and local environmental laws and regulations that have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. However, the scope of environmental laws is very broad and is subject to change.

   Legal Proceedings

        On July 1, 1992, Eaton-Kenway entered into the Fed Contract with the Federal Reserve Bank of San Francisco relating to the installation of a material handling system. On February 13, 1995, the Company assumed the Fed Contract in the Eaton-Kenway Acquisition. On April 7, 1995, the SF Fed filed the Fed Suit in the United States District Court for the Northern District of California against the Company, Eaton-Kenway and Eaton alleging, among other things, a failure to install a properly operating material handling system for two existing SF Fed bank vaults in breach of the Fed Contract. The SF Fed purported to seek not less than $3.55 million as restitution for the consideration it paid under the Fed Contract, not less than $6.4 million for incidental and consequential damages and not less than $46.7 million to cover the costs of constructing two new bank vaults. In 1995, the court granted partial summary judgment on the issue of liability in favor of the SF Fed and against the Company and the other defendants on two counts of the SF Fed's complaint for breach of contract and rescission and restitution. On January 30, 1998, the court granted partial summary judgment in favor of the Company and the other defendants, holding that the SF Fed cannot recover the cost of constructing new vaults or litigation expenses. However, the SF Fed may continue to seek damages in excess of $10 million plus interest against the Company on the breach of contract and recission and restitution claims which have not been dismissed, in addition to the damages it seeks from Eaton and Eaton-Kenway on the fraud and RICO claims from which the Company was previously dismissed. The January 30, 1998 ruling in favor of the Company and the other defendants, as well as the 1995 partial summary judgment in favor of the SF Fed, are subject to appeal after the entry of final judgment in the action, and there can be no assurance that the results of any appeal would be favorable to the Company. It is anticipated that a jury trial on the remaining damage issues on the contract claim against the Company and Eaton-Kenway, if not all the remaining claims against all the parties, will be held in 1998. The Company believes it has meritorious defenses and rights in connection with the Fed Suit. Nonetheless, due to the uncertainties inherent in litigation, particularly where the verdict results from jury deliberations, the Fed Suit could have a material adverse effect on the Company's business, results of operations and financial condition.

        On April 3, 1996, the Company filed a lawsuit in the United States District Court for the Eastern District of Wisconsin against Mannesmann Dematic Rapistan Corp. ("Rapistan") alleging infringement by Rapistan of two patents held by the Company for certain of its AGVS technology. The Company seeks to enjoin Rapistan's activity and is seeking unspecified damages. Rapistan filed an answer to the charge of infringement alleging the general defenses of invalidity of the patents, as well as non-infringement. Rapistan also filed counterclaims asserting that the Company wrongfully characterized Rapistan's products as infringing the Company's patents and alleging breach of a confidentiality agreement in place between the parties. The Company does not anticipate that an unfavorable outcome with respect to such counterclaims would have a material effect on the Company's financial condition.

        With the exception of the proceedings described herein and those that arise in the ordinary course of business, the Company is currently not involved in any legal proceedings that may materally effect the Company's business, results of operations or financial condition.

   Glossary

   1. "Automated Material Handling Systems" - combinations of equipment and electrical and software controls that automate the physical and informational aspects of receiving, transporting, sorting, picking, palletizing and shipping materials throughout the manufacturing, warehousing and distribution processes.

   2. "Integration Services" - process by which a vendor plans, designs and/or implements the coordination and interaction of the various components of a system (such as an automated material handling system). Integration services often include the original design and installation of the system components.

   3. "Supply Chain" - represents all points in the complex physical and related informational flow of materials from raw materials to products that are distributed to end users.

   4. "Supply Chain Management" - process by which a business coordinates operations through points in the supply chain to improve order response times and accuracy and cut operating expenses. Supply chain management, as the term is generally used, connotes software designed to simultaneously manage internal constraints (such as production capacity, human resource availability and inventories) and external constraints (such as supplier lead times and customer demand requirements). However, supply chain management also involves the physical components of systems (such as automated material handling systems) that sort, store and retrieve the materials used in any given business.

   5. "Supply Chain Solutions" - systems or services that allow businesses to more efficiently manage the flow of materials along the supply chain. Supply chain solutions can address operations at any single discrete point along the supply chain or can integrate operations across multiple points along the supply chain.

   6. "Warehouse Management Systems" - systems that typically utilize radio frequency equipment and bar code technology to enable companies to effectively coordinate, at both the enterprise level and a facility or other local level, the people and products necessary in performing the warehousing functions of physical order fulfillment, inventory control and shipping.

                                   MANAGEMENT

   Executive Officers and Directors

        The following table contains the name, age and position with the Company of each executive officer and director as of January 31, 1998. Each person's respective background is described following the table.

             NAME                  AGE                   POSITION

    John W. Splude  . . . .         52         Chairman, President
                                                  and Chief Executive
                                                  Officer
                                                  and Director (1)

    Glen P. Davis . . . . .         52         Executive Vice President-
                                                  Integration Services and
                                                  Director (2)

    David W. Bartley  . . .         40         Senior Vice President-
                                                  Integrated Systems

    Larry S. Cinpinski  . .         40         Senior Vice President-
                                                  Logistics and Software
                                                  Systems

    John C. Hines . . . . .         40         Senior Vice President-
                                                  Administration  and
                                                  Chief Financial Officer

    Woody M. McGee  . . . .         46         Senior Vice President-Unit
                                                  Handling Systems

    Stephen S. Sadowski . .         52         Senior Vice President-
                                                  Customer Services
    John R. Kuhnmuench, Jr.
                                    52         Vice President, Secretary
                                                  and General Counsel

    John T. Byrnes  . . . .         51         Director (1)

    David M. Upton. . . . .         37         Director (3)

    Jose J. Yglesias  . . .         68         Director (2)
   ______________________

      (1)    Term expires in 2001.
      (2)    Term expires in 1999.
      (3)    Term expires in 2000.


      Mr. Splude has served as President and Chief Executive Officer of the Company since November 1993 and was elected Chairman of the Board in September 1997. Prior thereto, he served as President of HEI from November 1987 to November 1993. Mr. Splude has also served as Vice President of Harnischfeger's Industrial Technology Group, Vice President and Treasurer of Harnischfeger, and President of Harnischfeger Credit Corporation. Mr. Splude has been a director of the Company since 1993. Mr. Splude is also a director of Gehl Company.

      Mr. Davis has served as Executive Vice President-Integration Services of the Company since November 1996. Prior thereto, he served as Senior Vice President of the Company from November 1993 to November 1996, and as Vice President of Sales and Marketing of HEI from 1987 to November 1993. Mr. Davis has been a director of the Company since 1993.

      Mr. Bartley has served as Senior Vice President-Integrated Systems of the Company since November 1996. Prior thereto, Mr. Bartley served as the Company's Vice President-Operations, Vice President-Stockmaster, and Director-Commercial Systems, from September 1994 to November 1996, August 1993 to April 1995, and October 1991 to August 1993, respectively. In addition, Mr. Bartley held various other management positions with HEI since 1980.

      Mr. Cinpinski has served as Senior Vice President-Logistics and Software Systems since November 1996 and Vice President of Operations-Logistics and Software Systems from August 1996 to November 1996. Prior thereto, he served in various information systems and information technology management positions with Miller Brewing Company from August 1991 to August 1996.

      Mr. Hines has served as Senior Vice President-Administration, Chief Financial Officer and Treasurer of the Company since October 1993. Prior thereto, he served as Vice President and Controller of the Company from May 1992 to October 1993, and as Vice President and Controller of HEI from 1987 to May 1992. Mr. Hines has also held accounting positions for Rexnord Corporation and the Square D Company.

      Mr. McGee has served as Senior Vice President-Unit Handling Systems of the Company since March 1997. Prior thereto, he served as Vice President, Chief Financial Officer and Treasurer of Mosler Safe, an electronic security company, from October 1996 to March 1997. Mr. McGee also served in various executive positions with Western Atlas and its predecessor Litton Industries from 1969 to September 1996.

      Mr. Sadowski has served as Senior Vice President-Customer Services since February 1995. Prior thereto, he served as the Company's Vice President-Aftermarket System Services from August 1993 to February 1995 and as Director and General Manager of the Modernizations Department of the Company from May 1992 to August 1993. Mr. Sadowski is on a temporary leave of absence, and his duties are being assumed by other executives.

      Mr. Kuhnmuench has served as Vice President, Secretary and General Counsel of the Company since May 1994. Prior thereto, he served as Deputy General Counsel and Assistant Secretary for A.O. Smith Corporation from May 1985 to May 1994.

      Mr. Byrnes has served as a Director of the Company since November 1993. He has served as Senior Vice President of Marshall & Ilsley Corporation, a bank holding company ("M&I Corporation"), since 1994; President of M&I Capital Markets Group ("M&I Capital"), the merchant banking arm of the M&I Corporation, since 1992; and President of M&I Ventures Corporation, a subsidiary of M&I Capital ("MIVC"), since 1992. M&I Capital is an affiliate of the Company by virtue of MIVC's ownership of Class B Preferred Stock and common stock of the Company.

      Mr. Upton has served as a director of the Company since September 1996. Mr. Upton has been a Professor of Information Technologies at Harvard University since June 1997. He served as an Associate Professor at Harvard University from August 1994 to June 1997. Prior thereto, he served as Assistant Professor at Harvard University from August 1989 to August 1994.

      Mr. Yglesias has served as a director of the Company since 1993. Mr. Yglesias was a founder of Syscon Corporation, a software systems integrator ("Syscon"), which Harnischfeger acquired in 1987. He retired as Chairman of Syscon and Senior Vice President of the Systems Group of Harnischfeger, which included Syscon and HEI, in 1992.

      The Company's Amended and Restated Articles of Incorporation and Bylaws provide for three classes of directors, with staggered terms expiring at each successive annual meeting of the shareholders. Pursuant to the Amended and Restated Articles of Incorporation, the Board of Directors has determined that the Company will have five directors, two in the class whose term will expire in 1999, one in the class whose term will expire in 2000 and two in the class whose term will expire in 2001.

   Director Compensation

      Prior to the Offering, the directors who were not employees (other than Mr. Byrnes) of the Company were paid an annual retainer fee of $4,000 per year and a fee of $1,000 for attending each regular meeting of the Board of Directors and reimbursement for out-of-pocket expenses. Messrs. Upton and Yglesias have also each received grants of options under the 1993 Plan to purchase an aggregate of 10,000 shares of Common Stock. In addition, MIVC received an annual director fee of $50,000 per year, which it will not receive after the Offering. Effective upon the consummation of the Offering and pursuant to the Directors Plan, directors who are not employees of the Company, a 5% or greater shareholder of the Company or either of the Company's original investors will be paid an annual retainer fee of $10,000, which will be payable in Common Stock commencing at the 1998 annual meeting of the Company's shareholders; a fee of $1,000 for attending each meeting of the Board of Directors; and a fee of $500 for attending each committee meeting, in addition to reimbursement of out-of-pocket expenses. Pursuant to the Directors Plan, a director may elect to have his fees paid in Common Stock. Other directors will not be compensated for service as members of either the Board of Directors or committees thereof after the Offering, but will be reimbursed for out-of-pocket expenses.

   Board Committees

      The Board of Directors has established an Audit Committee and a Compensation Committee, each consisting of two or more directors, the majority of whom will be outside directors.

      The duties of the Audit Committee will be to select and engage independent public accountants to audit annually the books and records of the Company, to review the activities and the reports of the independent public accountants and authorize appropriate action. The Audit Committee will also approve any other services to be performed by and approve the audit fee and other fees payable to the independent public accountants and monitor the internal accounting controls of the Company.

      The duties of the Compensation Committee will be to provide a general review of the Company's compensation and benefit plans to ensure that they meet the Company's objectives. The Compensation Committee will have the sole authority to administer the 1993 Plan and the Directors Plan described below and to grant awards thereunder. In addition, the Compensation Committee will consider and establish the compensation of all officers of the Company and adopt major Company compensation policies and practices. The Compensation Committee will also consider and make recommendations to the Board of Directors regarding the selection and retention of all elected officers of the Company and its subsidiaries.

   Executive Compensation

      The following table sets forth information concerning the compensation paid by the Company to the Company's Chief Executive Officer and each of the Company's five other most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal year ended October 31, 1997.

                           Summary Compensation Table

                                   Annual Compensation

        Name and Principal                                      All Other
             Position             Salary        Bonus        Compensation(1)

    John W. Splude
     Chairman, President and
     Chief Executive Officer    $350,000      $191,800              3,750

    Glen P. Davis
     Executive Vice President
     - Integration Services      250,000       137,000              3,750

    John C. Hines
     Senior Vice President -
     Administration and Chief
     Financial Officer           175,000        95,900              3,750

    David W. Bartley
     Senior Vice President -
     Integrated Systems          140,000        74,310              3,750

    Stephen S. Sadowski
     Senior Vice President -
     Customer Services           150,000        57,300              3,750

    Larry S. Cinpinski
     Senior Vice President -
     Logistics and Software
     Systems                     150,000        57,300              3,750



   (1) Amounts set forth represent the Company's matching contributions under its 401(k) plan.

      The following table sets forth the aggregate value of unexercised options at October 31, 1997 held by each of the Named Executive Officers. No such options were exercisable at October 31, 1997. No Named Executive Officer exercised any options during fiscal 1997.

                       1997 Fiscal Year-End Option Values

                               Number of shares        Dollar value of
                                  underlying             unexercised
                             unexercised options   in-the-money options at
            Name             at October 31, 1997     October 31, 1997 (1)

    John W. Splude                         0                        --

    Glen P. Davis                          0                        --

    John C. Hines                          0                        --

    David W. Bartley                  72,000                  $979,200

    Stephen S. Sadowski               72,000                  $979,200

    Larry S. Cinpinski                28,000                  $363,440
   ________________

   (1) Determined by subtracting the option exercise price per share of Common Stock from an assumed initial public offering price per share of $14.00 and multiplying by the number of shares subject to purchase upon option exercise.

   Stock Option Plan

      The 1993 Plan has been administered by the Board of Directors in the past, but upon the consummation of the Offering, the 1993 Plan will be administered by the Compensation Committee. Employees and non-employee members of the Board of Directors are eligible to receive options under the 1993 Plan.

      The 1993 Plan authorizes the granting of (i) incentive stock options and (ii) nonstatutory stock options. Up to a maximum of 1,148,733 shares of Common Stock (subject to adjustment as provided in the 1993 Plan) may be issued under the 1993 Plan. Such shares may consist of treasury shares or authorized but unissued shares. Shares subject to an option that expires or terminates may again be the subject of an option under the 1993 Plan.

      The Compensation Committee has the sole authority (subject to the provisions of the 1993 Plan) to determine (i) the purchase price of shares of Common Stock covered by each option; (ii) the number of shares of Common Stock to be subject to each option; (iii) the employees and other persons to whom and the time or times at which options shall be granted;
   (iv) the limitations and conditions to be imposed on any option granted under the 1993 Plan; (v) the rules and procedures pertaining to the 1993 Plan; (vi) the terms and provisions of option agreements under the 1993 Plan; (vii) any modifications, extensions or renewals of option agreements under the 1993 Plan; and (viii) all other matters necessary for administration of the 1993 Plan.

      Options granted under the 1993 Plan may not be exercised earlier than six months following the date of grant. The Board of Directors may require that a holder be employed by the Company for a designated period of time prior to exercise of any option granted under the 1993 Plan and may otherwise determine the periods during which options may be exercised, subject to the terms of the 1993 Plan. In general, an option that has vested terminates three months after termination of employment. Options granted under the 1993 Plan are not transferable (except upon death) and are exercisable only by the holder or by the holder's guardian or legal representative during the lifetime of the holder.

      The exercise price for options granted under the 1993 Plan is payable in cash or shares of Common Stock as determined by the Compensation Committee. Such price must be paid in full at the time of exercise. As of December 31, 1998, there were options to purchase 1,123,800 shares of Common Stock outstanding under the 1993 Plan at a weighted average exercise price of approximately $2.41 per share, substantially all of which become exercisable upon the consummation of the Offering.

      The per share purchase price of incentive stock options is determined by the Board of Directors but shall not be less than 100% of the fair market value of Common Stock on the date of grant, as determined by the Board of Directors pursuant to the terms of the 1993 Plan. No incentive stock option may be granted after 10 years from the effective date of the 1993 Plan or be exercisable after the expiration of 10 years from the date of grant. Any incentive stock option that has not been exercised within 10 years of the date of its grant shall expire at the expiration of such 10 year period. The per share exercise price of nonstatutory stock options granted under the 1993 Plan shall not be less than 85% of the fair market value of Common Stock on the date of grant, as determined by the Board of Directors pursuant to the terms of the 1993 Plan.

   Employment Agreements

      John W. Splude, Glen P. Davis and John C. Hines each entered into an Employment and Noncompetition Agreement (collectively, the "Employment Agreements") with the Company dated as of October 28, 1993 and amended as of October 31, 1996. Under the terms of their respective agreements, Messrs. Splude, Davis and Hines are entitled to a minimum annual base salary below their current salary levels plus other bonuses, the amounts and payment of which are within the discretion of the Compensation Committee. The Employment Agreements may be terminated by the Company or by the executive officer's resignation at anytime and for any reason. The Employment Agreements also provide that if any one of Messrs. Splude, Davis or Hines is terminated by the Company without cause or if any of them terminates their respective Employment Agreement for good reason or as a result of his disability, he will receive his average compensation for a period of two years, in the case of Mr. Splude, or for a period of one year, in the case of Messrs. Davis or Hines. The Employment Agreements generally provide that Mr. Splude and Messrs. Davis and Hines will not, for the term of their employment and for a period of two and one year, respectively, following the end of their employment with the Company, compete with the Company or disclose any confidential information of the Company. Messrs. Splude and Hines' Employment Agreements provide that they will not solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company for a period of one year (five years if terminated for cause) after their termination. Mr. Davis' Employment Agreement provides that he will not solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company for a period of one year (three years if terminated for cause) after termination. The Employment Agreements give each of Messrs. Splude, Davis and Hines and the Company certain put and call rights with respect to common stock of the Company that are exercisable when such individual is no longer employed by the Company, which rights will terminate upon the consummation of the Offering.

      David W. Bartley, Stephen S. Sadowski and Larry S. Cinpinski each entered into an Employment and Noncompetition Agreement (collectively, the "Employment and Noncompetition Agreements") with the Company dated as of July 1, 1997. Under the terms of their respective agreements, Messrs. Bartley, Sadowski and Cinpinski are entitled to annual base salaries of $140,000, $150,000 and $150,000, respectively, plus other bonuses, the amounts and payment of which are within the discretion of the Compensation Committee and may be adjusted annually. The Employment and Noncompetition Agreements may be terminated by the Company or by the executive officer's resignation upon effective notice of termination at any time and for any reason. The Employment and Noncompetition Agreements generally provide that Messrs. Bartley and Sadowski will not, for the term of their employment and for a period of one year following the end of such executive officer's employment with the Company, compete with the Company, disclose any confidential information of the Company, solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company.


         CERTAIN TRANSACTIONS; RELATIONSHIPS WITH SELLING SHAREHOLDERS;
           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Compensation Committee

      The Company's Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for key executives of the Company. The Compensation Committee currently consists of Messrs. Splude, Yglesias and Byrnes. Effective upon the consummation of the Offering, the Compensation Committee will consist of Messrs. Yglesias and Byrnes. Mr. Byrnes is the President of MIVC which beneficially owns 1,895,360 shares of Common Stock after giving effect to the Recapitalization (but not to MIVC's sale of Common Stock in the Offering).

   Shareholders Agreement

      The Company entered into a Shareholders Agreement by and among the Company, MIVC, State of Wisconsin Investment Board ("SWIB") and John W. Splude, Glen P. Davis, John C. Hines and a former employee, dated as of October 28, 1993, as amended and restated on February 13, 1995 and as subsequently amended (the "Shareholders Agreement"). The Shareholders Agreement provides for restrictions on the transfer of Common Stock by the shareholders who are a party thereto, and it grants Management certain preemptive rights. The Shareholders Agreements contains certain buy-sell provisions and other shareholder matters. In addition, the Shareholders Agreement grants various board of director composition entitlements to Management, MIVC and SWIB. This Shareholders Agreement will be terminated upon the consummation of the Offering.

   Registration Rights Agreement

      The Corporation entered into an Investment Agreement by and among the Company, MIVC and SWIB dated as of October 28, 1993, as amended and restated on February 13, 1995 and as subsequently amended (the "Investment Agreement"). The Investment Agreement granted registration rights to MIVC and SWIB subject to certain restrictions. This Investment Agreement will be terminated upon the consummation of the Offering. The registration rights contained in the Investment Agreement will be amended and restated pursuant to a Registration Rights Agreement by and among the Company, Management, MIVC and SWIB, which such parties will execute upon the consummation of the Offering. Subject to certain restrictions, MIVC and SWIB will have the right to two demand registrations exercisable any time after the Offering as long as their individual ownership of Common Stock exceeds 5%, and piggyback registration rights. Management will also receive piggyback registration rights. In addition, the Company will agree to indemnify SWIB, MIVC and Management against certain liabilities, including liabilities under the Securities Act, in connection with the Offering and any subsequent registrations. The Company will pay the expenses of the Selling Shareholders in connection with the Offering.

   Certain Affiliate Transactions

      Since the HEI Acquisition, the Company has paid MIVC, a holder of Class B Preferred Stock, Class D Preferred Stock and Class C common stock of the Company, for certain services. The Company paid MIVC $50,000 in each of the 1994-97 fiscal years as an annual director fee. In connection with the HEI Acquisition, the Company paid MIVC $550,000 for its assistance in consummating the acquisition and securing related outside debt commitments. In connection with the Eaton-Kenway Acquisition, the Company paid SWIB, a holder of Class B Preferred Stock and Class D Preferred Stock, $30,000 and paid MIVC $270,000 for financial advisory services. In November 1996, the Company paid MIVC $225,000 for financial advisory services in connection with the Western Atlas Acquisition.

   ESOP Transactions

      The ESOP Transactions consisted of the following: (i) effective November 1, 1997, the Company adopted the ESOP, in which substantially all employees of the Company participate; (ii) on December 15, 1997, the Company repurchased 420,000 shares of common stock of the Company (the "Treasury Stock") from a former employee to liquidate his interest after the employee exercised contractual "put" rights; (iii) the Company borrowed $6.0 million from its bank lenders and loaned that amount to the ESOP to enable the ESOP to purchase 237,068, 64,672 and 64,672 shares of common stock of the Company, on January 9, 1998, from Messrs. Splude, Davis and Hines, respectively; and (iv) on January 31, 1998, the Company contributed 36,641 shares of Treasury Stock to the ESOP.

   The Recapitalization; Dividends and Redemption

      In connection with and immediately prior to the consummation of the Offering, the Company will effect the Recapitalization. Upon the consummation of the Offering, as a result of the Recapitalization, the payment of accrued dividends on the Class B Preferred Stock and Class D Preferred Stock and the redemption of Class D Preferred Stock, Common Stock will be the only outstanding capital stock of the Company. Prior to the Recapitalization, the Company's outstanding capital stock consists of
   (i) 5,600,000 shares of Class B Preferred Stock held by SWIB and MIVC, which is convertible into Class B common stock of the Company ("Class B Common") on a share for share basis; (ii) 2,416,640 shares of Class A common stock of the Company ("Class A Common") held by the ESOP and Messrs. Splude, Davis and Hines; (iii) 215,360 shares of Class C common stock of the Company ("Class C Common") held by MIVC; and (iv) shares of Class D Preferred Stock held by SWIB and MIVC. Directors, officers and employees of the Company also have the right to acquire Class A Common shares pursuant to options granted under the 1993 Plan. In connection with and immediately prior to the consummation of the Offering, SWIB and MIVC will convert all of the Class B Preferred Stock into Class B Common. In addition, each share of Class A Common, Class B Common and Class C Common will be reclassified into one share of Common Stock, and options to acquire Class A Common shares will become options to acquire an equal number of shares of Common Stock. Upon the consummation of the Offering, the Company will use a portion of the proceeds of the Offering to (a) pay dividends that have accrued on the Class B Preferred Stock prior to the Recapitalization by delivering shares of Class D Preferred Stock with an equivalent stated value and (b) redeem all of the outstanding shares of Class D Preferred Stock at their face amount of $2.50 per share. See "Use of Proceeds."

                       PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of Common Stock (a) as of January 31, 1998 (without giving effect to any allocation of ESOP shares to employee accounts), after giving effect to the Recapitalization and (b) as adjusted to reflect the sale of Common Stock offered hereby for (i) each of the Company's directors; (ii) each of the Named Executive Officers; (iii) each person who is known by the Company to own beneficially more than 5% of the Common Stock; (iv) all directors and officers as a group; (v) all holders of options granted under the 1993 Plan ("Optionholders") as a group; and (vi) all directors, officers and Optionholders as a group. The calculation of percentage of beneficial ownership for each individual party or group of parties assumes the exercise of any options held by that party or group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

                                      Number of Shares
                                        Beneficially                              Shares Beneficially
                                   Owned Prior to Offering                      Owned After Offering(1)

                                                                   Shares
                                                                   Being
             Name                 Number         Percent          Offered         Number       Percent

    John W. Splude               1,302,931(2)     15.8%             0(1)        1,302,931(2)    11.1%

    Glen P. Davis                  355,328(3)      4.3%             0(1)          355,328(3)     3.0%

    John C. Hines                  355,328(4)      4.3%             0(1)          355,328(4)     3.0%

    David W. Bartley                72,000(5)        *               0             72,000(5)     *

    Stephen S. Sadowski             72,000(5)        *               0             72,000(5)     *

    Larry S. Cinpinski              28,000(5)        *               0             28,000(5)     *

    John T. Byrnes               1,895,360(6)     23.0%          360,000(1)     1,535,360       13.1%

    David M. Upton                  10,000(5)        *               0             10,000(5)     *

    Jose J. Yglesias                10,000(5)        *               0             10,000(5)     *

    M&I Ventures Corporation
      777 North Water Street
      Milwaukee, WI  53202       1,895,360(7)       23.0%(8)     360,000(1)     1,535,360       13.1%

    State of Wisconsin
    Investment Board
      121 East Wilson St.
      P.O. Box 7842
      Madison, WI 53707-7842     3,920,000          47.6%(8)    1,580,000(1)    2,340,000       20.0%

    HK Systems, Inc. Employee
     Stock Ownership Plan(9)       403,053         4.9%              0            403,053        3.4%

    All Directors and
     Executive Officers as a
     group (11 persons)          4,144,947        50.4%           360,000(1)    3,784,947       31.6%

    All Optionholders as a
     group                       1,123,800        12.0%              0          1,123,800        9.6%

    All Directors, Executive
     Officers and
     Optionholders as a group    3,137,387(10)    33.5%           0(1)(10)      3,137,387       24.0%

   *  Less than one percent.
   (1) Assumes no exercise of the Underwriters' over-allotment options to purchase Common Stock from the Company and the Selling Shareholders.
        If the Underwriters' over-allotment options are exercised in full, then upon completion of the Offering Mr. Splude, Mr. Davis, Mr.
        Hines, MIVC, SWIB, all directors and executive officers as a group, and all directors, executive officers and optionholders as a group would beneficially own 1,160,074 shares (or 9.7%), 283,900 shares
        (or 2.4%), 319,613 shares (or 2.7%), 1,481,360 shares (or 12.4%),
        2,103,000 shares (or 17.6%), 3,534,947 shares (or 29.0%) and
        2,887,387 shares (or 22.1%), respectively.
   (2)  Includes 640,000 shares held by the Splude Family Limited
        Partnership.  Mr. Splude is a general partner of the Splude Family
        Limited Partnership and has shared voting and investment power over such shares. The address for Mr. Splude is c/o HK Systems, Inc., 2855 South James Drive, New Berlin, Wisconsin, 53005.
   (3)  Held by the Glen and Leslie Davis Family Limited Partnership.  Mr.
        Davis is a general partner of the Davis Family Limited Partnership and has shared voting and investment power over such shares.
   (4)  Held by the Pamela and John C. Hines Family Limited Partnership.  Mr.
        Hines is a general partner of the Hines Family Limited Partnership and has shared voting and investment power over such shares.
   (5) Represents the right to acquire these shares upon the exercise of stock options under the 1993 Plan that vest upon consummation of the Offering.
   (6) Mr. Byrnes is the President of MIVC, which holds 1,895,360 shares of Common Stock. Mr. Byrnes disclaims beneficial ownership of such shares. The address for Mr. Byrnes is c/o M&I Ventures Corporation,
        777 North Water Street, Milwaukee, Wisconsin, 53202.
   (7) MIVC is a wholly-owned subsidiary of M&I Capital which is the merchant banking arm of M&I Corporation.
   (8) If percentage of beneficial ownership were calculated as if all outstanding options exercisable upon consummation of the Offering were exercised prior to the Offering, then MIVC would beneficially own 20.5% of shares and SWIB would own 42.3% of shares.
   (9)  The address of HK Systems, Inc. Employee Stock Ownership Trust is c/o
        Marshall & Ilsley Trust Company, 777 North Water Street, Milwaukee,
        Wisconsin, 53202. Voting rights of the Common Stock held by the ESOP are exercised by Marshall & Ilsley Trust Company ("M&I Trust") with respect to all matters submitted to a vote of shareholders except for significant transactions such as approvals of a merger, recapitalization, liquidation, dissolution or sale of the Company's business. Voting on significant transactions is passed through to and may be exercised by participants or beneficiaries of the ESOP by direction to M&I Trust. If there is no direction, than the shares are voted by M&I Trust.
   (10) Excludes for purposes of this disclosure the Common Stock of MIVC attributed to Mr. Byrnes as discussed above.


                          DESCRIPTION OF CAPITAL STOCK

      Upon consummation of the Offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share. Upon consummation of the Offering, 12,075,358 shares of Common Stock and no shares of preferred stock will be issued and 11,692,000 shares of Common Stock will be outstanding.

      The following summary description of the Common Stock and preferred stock is subject to, and qualified in its entirety by, the provisions of the Amended and Restated Articles of Incorporation and By-laws which are included as exhibits to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law. The Amended and Restated Articles of Incorporation and By-laws will be effective upon the consummation of the Offering.

   Common Stock

      After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, the Common Stock is entitled to such dividends as may be declared from time to time by the Board of Directors in accordance with applicable law. For certain restrictions on the ability of the Company to declare dividends, see "Dividend Policy."

      Except as may be determined by the Board of Directors of the Company with respect to any series of preferred stock, only the holders of Common Stock shall be entitled to vote for the election of directors of the Company and on all other matters. Upon any such vote the holders of Common Stock will be entitled to one vote for each share of Common Stock held by them subject to any applicable law. Cumulative voting is not permitted.

      All shares of Common Stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Except as the Board of Directors may in its discretion otherwise determine, holders of Common Stock have no preemptive rights to subscribe for or purchase shares of the Company. There are no conversion rights or sinking fund or redemption provisions applicable to the Common Stock. The Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable (subject to Section 180.0622(2)(b) of the Wisconsin Business Corporation Law ("WBCL")).

      The transfer agent for the Common Stock is Firstar Trust Company.

   Preferred Stock

      The Company's Amended and Restated Articles of Incorporation will provide that the Board of Directors has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue any shares of preferred stock.

   Warrant

      In connection with the Western Atlas Acquisition, the Company issued to Western Atlas a warrant for the purchase of shares of Common Stock (the "Warrant"). The Warrant may be exercised in whole or in part at any time following the consummation of the Offering (the "Effective Date"). The Warrant expires on the earlier to occur of (i) the exercise of all the rights represented by the Warrant; (ii) the repurchase of the Warrant by the Company; or (iii) November 15, 2003. The Warrant is exercisable to acquire a number of shares of Common Stock (the "Warrant Shares Number") to be determined by reference to the offering price per share of such stock in the Offering. The Warrant Shares Number and the price per share to be paid by the holder are subject to standard anti-dilution adjustments. Assuming an initial public offering price of $14.00 per share, the Warrant may be exercised by the holder following the Effective Date for a total of approximately 124,223 shares of Common Stock at a price per share of $16.10 which is 115% of the initial public offering price.

      The Warrant also gives the holder certain rights (i) to participate in a registration of Common Stock by the Company following the Effective Date and (ii) until the earlier of November 15, 2000 or the third anniversary of the Effective Date, to demand that all or a portion of the shares covered by the Warrant be registered by the Company on a Form S-3 Registration Statement. The Company will pay the expenses of Western Atlas in connection with the registration of the shares covered by the Warrant.

   Certain Anti-Takeover and Indemnification Provisions

      Certain Charter and By-law Provisions

      The Amended and Restated Articles of Incorporation of the Company provide that the number of directors of the Company will be not less than five and not more than fifteen and that the terms of directors will be staggered. The Board of Directors shall determine the exact number of directors pursuant to a majority vote. Pursuant to the Amended and Restated Articles of Incorporation, the Board of Directors has determined that the Company will have five directors, two in the class whose term will expire in 1999, one in the class whose term will expire in 2000 and two in the class whose term will expire in 2001. Any vacancies on the Board may be filled for the unexpired portion of the term only by a majority vote of the remaining directors. Any director may be removed from office, but only for cause and only by the affirmative vote of the holders of outstanding shares representing at least 80% of the voting power of all shares of capital stock of the Company then entitled to vote generally in the election of directors; provided, however, that if the Board of Directors by resolution adopted by at least 75% of the directors then in office recommend removal of a director, then the shareholders may remove such director from office without cause by a majority vote of such outstanding shares. The Company's By-laws provide that a special meeting of shareholders may be called only by (i) the Chairman of the Board, (ii) the President, or (iii) the Board of Directors and shall be called by the Chairman of the Board or the President upon the demand of the holders of record of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. The Amended and Restated Articles of Incorporation further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of shareholders of the Company must be given in the manner provided in the Company's By-laws, and the By-laws contain detailed notice requirements relating to nominations and other action.

      The Amended and Restated Articles of Incorporation prohibit the Company from entering into certain "business combinations" (which term is defined generally, for purposes of the Amended and Restated Articles of Incorporation, to include a merger or consolidation of the Company, or the sale or disposition of any assets of the Company or any subsidiary having an aggregate fair market value of not less than one percent of the total assets of the Company) with a shareholder owning 5% or more of the voting power of the Company unless such transaction (i) is approved by at least 80% of the voting power of all shares of capital stock of the Company;
   (ii) is approved by a majority of "Continuing Directors" (as defined in the Amended and Restated Articles of Incorporation); or (iii) meets certain "fair price" requirements set forth in the Amended and Restated Articles of Incorporation. The Amended and Restated Articles of Incorporation further require approval of amendments to the By-laws (i) by the affirmative vote of at least 75% of the directors then in office; (ii) by at least 80% of the voting power of all shares of capital stock of the Company; or (iii) if at least 75% of the directors then in office have proposed the amendment by the adoption of a resolution, by the affirmative vote of the holders of outstanding shares representing a majority of the voting power of all shares of capital stock of the Company then entitled to vote generally in the election of directors.

      The By-laws provide that the directors and executive officers of the Company shall be indemnified to the fullest extent permitted by the WBCL against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any proceeding arising out of their status as directors and executive officers.

      The foregoing provisions and the prohibitions set forth in the WBCL could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company.

      Statutory Provisions

      Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations, such as the Company, held by any person or persons acting as a group that hold in excess of 20% of the voting power for the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the Company or shares for which full voting power has been restored pursuant to a vote of shareholders. The Board of Directors of the Company cannot elect to render this provision inapplicable to the Company.

      Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") contain certain limitations and special voting provisions applicable to "business combinations" between a Wisconsin corporation and an "interested shareholder." The term "business combination" is defined for purposes of the Wisconsin Business Combination Statute to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation and certain other transactions involving an "interested shareholder." An "interested shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the Board of Directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested shareholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the Board of Directors approved the acquisition of the stock prior to the acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or (iii) the consideration to be received by shareholders meets certain requirements of the Wisconsin Business Combination Statute with respect to form and amount.

      Sections 180.1130 to 180.1133 of the WBCL provide that certain "business combinations" not meeting certain fair price standards must be approved by a vote of at least 80% of the votes entitled to be cast by all shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder" who is a party to the transaction. The term "business combination" is defined, for purposes of Sections 180.1130 to 180.1133 of the WBCL, to include, subject to certain exceptions, a merger or consolidation of the corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the assets of the corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the corporation. The Board of Directors of the Company cannot elect to render this provision inapplicable to the Company.

      Section 180.1134 of the WBCL (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares; or (ii) sell or option assets of the corporation that amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have the restrictions described in clause (ii) apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring shares of the Company with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

                         SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the Offering, the Company will have an aggregate of 12,075,358 shares of Common Stock issued and 11,692,000 shares of Common Stock outstanding. Of these outstanding shares of Common Stock, the 5,460,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. 5,888,947 of the remaining shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares") and will be subject to the lock-up arrangements described below. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

      The Company, its directors, executive officers and the Selling Shareholders have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers, except in the case of the Company for shares deliverable under the 1993 Plan and the Directors Plan. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 144(k), the shares subject to lock-up agreements will not be saleable until 180 days after the date of this Prospectus (or earlier with the consent of Lehman Brothers).

      In addition, the ESOP holds 403,053 shares of Common Stock, approximately 73,282 of which were allocated to employee accounts as of January 31, 1998, and the remainder of which are held for future allocation to employee accounts. The ESOP will distribute shares from time to time to ESOP participants, but currently only following their retirement or other termination of employment. Shares that the ESOP distributes can be either freely traded without restriction under the Securities Act or sold in accordance with Rule 144 thereunder depending on the amount of securities distributed to all participants in any one year and whether or not the participant is an affiliate of the Company. The Company is unable to provide a reliable estimate as to the amount of Common Stock that may be distributed by the ESOP over any specified period. Shares held by the ESOP will be allocated to participant accounts no more slowly than on a pro rata basis over the period ending October 31, 2006.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (measured with respect to ESOP participants from the date shares were allocated to their account) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 116,920 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate of the Company), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise subject to holdback, "144(k) shares" may be sold immediately upon the completion of the Offering.

      The preceding description does not give effect to the Common Stock that may be offered and sold pursuant to the 1993 Plan or the Directors Plan. See "Management--Stock Option Plans." Holders of options under the 1993 Plan to purchase 1,087,800 shares of Common Stock (as of October 31, 1997) that will become exercisable upon consummation of the Offering generally will not execute lock-up agreements. It is the Company's current intent not to file a registration statement under the Securities Act with respect to such shares until the expiration of 180 days after the date of this Prospectus. Assuming the Company files such a registration statement, such shares will be eligible for sale commencing immediately after an option is exercised. Shares awarded under the Directors Plan will be available for immediate resale following the Offering subject to the volume and other limitations of Rule 144 for shares held by directors and officers. The Company intends to file a registration statement under the Securities Act to register the Common Stock issuable under the Directors Plan. As of the date of this Prospectus, no awards have been made under the Directors Plan.

      Since there has been no public market for the Common Stock prior to this Offering, no predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of certain U.S. federal tax consequences of the ownership and disposition of a share of Common Stock by a beneficial owner of such shares that is not a U.S. person (a "non-U.S. holder"). For purposes of this discussion, a "U.S. person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, any estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or a "United States Trust". A United States Trust is (a) any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, and does not address state, local or non-U.S. tax considerations. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective investor is urged to consult its own tax adviser with respect to the U.S. federal, state and local consequences of owning and disposing of a share of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

   U.S. Income and Estate Tax Consequences

        Dividends paid to a non-U.S. holder are subject to U.S. withholding tax at a 30% rate, or if applicable, a lower treaty rate, unless the dividend is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder). A dividend that is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder) will be exempt from the withholding tax described above and subject instead (i) to the U.S. federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, a 30% (or, if applicable, lower treaty rate) branch profits tax that in general is imposed on its "effectively connected earnings and profits" (within the meaning of the Code) for the taxable year, as adjusted for certain items.

        Prior to January 1, 1999, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 1998, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate will be required to satisfy applicable certification and other requirements. In the case of a foreign partnership, the certification requirement for dividends paid after December 31, 1998 will generally be applied to the partners of the partnership. In addition, the partnership will be required to provide certain information, including a United States taxpayer identification number, and look-through rules will apply for tiered partnerships. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service (the "IRS").

        Under current law, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of a share of Common Stock unless (i) the Company is or has been during the five-year period ending on the date of disposition a "United States real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been or is currently and does not anticipate becoming), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder), (iii) the gain is not described in clause (ii) above, the non-U.S. holder is an individual who holds the share as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or
   (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the non-U.S. holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a non-U.S. holder that is described under clause (ii) above, its gain will be subject to the U.S. federal income tax on net income that applies to U.S. persons and, in addition, if such non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax as described in the second preceding paragraph. An individual non-U.S. holder that is described under clause
   (iii) above will be subject to a flat 30% tax gain on the derived from the sale, which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisers as to the tax consequences of such sale.

        Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the date of death, or Common Stock subject to certain lifetime transfers made by such an individual, will be included in such individual's estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

   Backup Withholding and Information Reporting

      Dividends

        Except as provided below, the Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. In general, backup withholding at a rate of 31% and additional information reporting will apply to dividends paid on shares of Common Stock to holders that are not "exempt recipients" and that fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number).
   Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. However, dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate are exempt from backup withholding of U.S. federal income tax and such additional information reporting.

      Broker Sales

        If a non-U.S. holder sells shares of Common Stock through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of shares of Common Stock by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of shares of Common Stock by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes, (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States (a "Foreign U.S. Connected Broker"), or (iii) in the case of payments after December 31, 1998, the broker is a foreign partnership with certain connections to the United States, information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. In addition, the Treasury Department has indicated that it is studying the possible application of backup withholding in the case of such foreign offices of U.S. and Foreign U.S. Connected Brokers.

      Refunds

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

      Under the terms of, and subject to the conditions contained in, the underwriting agreement relating to the offering of shares of Common Stock in the United States and Canada (the "U.S. Underwriting Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, by and among the Company, the Selling Shareholders and each of the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Robert W. Baird & Co. Incorporated and Furman Selz LLC are acting as representatives (the "Representatives"), the U.S. Underwriters have severally agreed to purchase from the Company and Selling Shareholders, and the Company and Selling Shareholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below.

                                                                    Number of
      U.S. Underwriters                                               Shares

   Lehman Brothers Inc.  . . . . . . . . . . . . . . . . . . . . . . ________
   Robert W. Baird & Co. Incorporated  . . . . . . . . . . . . . . . ________
   Furman Selz LLC . . . . . . . . . . . . . . . . . . . . . . . . . ________

      Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . ________

      Under the terms of, and subject to the conditions contained in, the underwriting agreement relating to the offering of shares of Common Stock outside of the United States and Canada (the "International Underwriting Agreement" and together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, by and among the Company, the Selling Shareholders and each of the international managers named below (the "International Managers," and together with the U.S. Underwriters, the "Underwriters"), for whom Lehman Brothers International (Europe), Robert W. Baird & Co. Incorporated and Furman Selz LLC are acting as the lead managers (the "Lead Managers"), the International Managers have severally agreed to purchase from the Company and Selling Shareholders, and the Company and Selling Shareholders have agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below.

                                                                    Number of
      International Managers                                          Shares

   Lehman Brothers International (Europe). . . . . . . . . . . . . . ________
   Robert W. Baird & Co. Incorporated  . . . . . . . . . . . . . . . ________
   Furman Selz LLC . . . . . . . . . . . . . . . . . . . . . . . . . ________

      Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . ________

      The Company has been advised by the Representatives and the Lead Managers that the U.S. Underwriters and the International Managers propose to offer the shares to the public at the initial public offering price on the cover page of this Prospectus, and to certain dealers at such price less a selling concession not in excess of $____ per share. The U.S. Underwriters and the International Managers may allow, and such dealers may re-allow, a concession not in excess of $____ per share to certain other Underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and the concession to selected dealers and the reallowance may be changed by the Representatives and the Lead Managers.

      The Underwriting Agreements provide that the obligations of the several U.S. Underwriters and the International Managers, respectively, to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions and that if any of the above shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements (other than those covered by the over-allotment options described below), must be so purchased. The initial public offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering. The closing of the International Offering is a condition to the closing of the U.S. Offering.

      The Company and the Selling Shareholders have agreed in the Underwriting Agreements to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute in certain circumstances to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

      The Selling Shareholders have granted to the U.S. Underwriters a 30-day option to purchase up to an additional 432,800 shares of Common Stock, and the Company has granted to the U.S. Underwriters a 30-day option to purchase up to an additional 215,200 shares of Common Stock, on the same terms and conditions as set forth above to cover over-allotments, if any, and the Selling Shareholders and the Company have granted the International Managers a similar option to purchase up to an additional 108,200 and 53,800 shares of Common Stock, respectively, to cover over-allotments, if any. To the extent that either such option is exercised, each U.S. Underwriter or International Manager, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding tables.

      The U.S. Underwriters and the International Managers have entered into an Agreement between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares of Common Stock to cover over-allotments) offered in the U.S. Offering, (i) it is not purchasing any of such shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares of Common Stock outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the same agreement, each International Manager has agreed that, as part of the distribution of the shares of Common Stock (plus any of the shares of Common Stock to cover over-allotments) offered in the International Offering, (a) it is not purchasing any of such shares of Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares of Common Stock in the United States or Canada or to any U.S. or Canadian Person. Each International Manager also has agreed that it will offer to sell shares of Common Stock only in compliance with all relevant requirements of any applicable laws.

      The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions in or through investment advisors or other persons exercising investment direction; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter; and
   (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction,
   (b) the term "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction, and (c) the term "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof or any estate or trust, the income of which is subject to United States federal income taxation or Canadian income taxation regardless of its source (other than a foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person who is not otherwise a U.S. or Canadian Person.

      Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. Unless otherwise agreed, the price of any shares of Common Stock so sold shall be the public offering price as then in effect for the shares of Common Stock being sold by the U.S. Underwriters and the International Managers, less the selling concession allocable to such shares of Common Stock. To the extent that there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

      This Prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares of Common Stock in Canada or any province or territory thereof. Any offer or sale of shares of Common Stock in Canada may only be made pursuant to an exemption from the prospectus and registration requirements in the province or territory of Canada in which such offer or sale is made.

      Each International Manager has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the latest closing date, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 ("1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on, and that it will procure that any purchaser from it of any of the shares of Common Stock undertakes to comply with the foregoing provisions of this paragraph.

      No action has been taken or will be taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of shares of Common Stock in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of shares of Common Stock offered pursuant to the Offering and the distribution of this Prospectus.

      Purchasers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

      The Representatives and the Lead Managers have informed the Company that the U.S. Underwriters and the International Managers do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      The Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell, contract to sell or otherwise issue or dispose of any Common Stock or other capital stock of the Company prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. The directors and executive officers of the Company and the Selling Shareholders have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any Common Stock or any other capital stock of the Company prior to expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc.

      At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 270,000 shares offered hereby for directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

      Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives and the Lead Managers are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

      If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth in the cover page of this Prospectus), the Representatives and the Lead Managers may reduce that short position by purchasing Common Stock in the open market. The Representatives and the Lead Managers also may elect to reduce any short position by exercising all or part of the over-allotment options described herein.

      In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this Offering.

      The Underwriters anticipate effecting a distribution of the shares of Common Stock offered hereby such that, if the Offering is consummated, there will be no fewer than 2,000 holders (including beneficial holders of shares held in the name of New York Stock Exchange members) holding round lots of 100 shares or more in order to fulfill a requirement for listing of the Common Stock on the New York Stock Exchange.

      Neither the Company, the Selling Shareholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, the Selling Shareholders nor any of the Underwriters makes any representation that the Representatives or Lead Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders, the Representatives and the Lead Managers. In determining such price, consideration will be given to various factors, including prevailing market conditions for initial public offerings, the history of and prospects for the Company's business, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the market of securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active trading market for the Common Stock will develop and continue after the Offering.

                                  LEGAL MATTERS

      The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin, and for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                     EXPERTS

      The consolidated financial statements of the Company as of October 31, 1996 and 1997 and for each of the three years in the period ended October 31, 1997, appearing in this Prospectus have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

      The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

      After the consummation of the Offering, the Company will be subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy and information statements and other information with the Commission. The Registration Statement, as well as any such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Upon listing of the Common Stock on the New York Stock Exchange (the "NYSE"), reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

      The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by its independent auditors.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                HK SYSTEMS, INC.

    Report of Independent Public Accountants  . . . . . . .   F-2

    Consolidated Balance Sheets as of October 31, 1996 and
     1997   . . . . . . . . . . . . . . . . . . . . . . . .   F-3

    Consolidated Statements of Income for each of the three
     years ended October 31, 1997   . . . . . . . . . . . .   F-4

    Consolidated Statements of Shareholders' Equity for
     each of the three years ended October 31, 1997   . . .   F-5

    Consolidated Statements of Cash Flows for each of the
     three years ended October 31, 1997   . . . . . . . . .   F-6

    Notes to Consolidated Financial Statements for each of
     the three years ended October 31, 1997   . . . . . . .   F-8


             MATERIAL HANDLING SYSTEMS DIVISION AND
           VANTAGEWARE DIVISION OF WESTERN ATLAS INC.


    Report of Independent Public Accountants  . . . . . . .   F-23

    Combined Statements of Income for the year ended
     December 31, 1995 and the period January 1, 1996 to
     November 15, 1996  . . . . . . . . . . . . . . . . . .   F-24

    Combined Statements of Changes in Division Equity for
     the year ended December 31, 1995 and the period
     January 1, 1996 to November 15, 1996   . . . . . . . .   F-25

    Combined Statements of Cash Flows for the year ended
     December 31, 1995 and the period January 1, 1996 to
     November 15, 1996  . . . . . . . . . . . . . . . . . .   F-26

    Notes to Combined Financial Statements for the year
     ended December 31, 1995 and the period
     January 1, 1996 to November 15, 1996   . . . . . . . .   F-27


                        HK SYSTEMS, INC.

    Consolidated Balance Sheets as of October 31, 1997 and
     January 31, 1998   . . . . . . . . . . . . . . . . . .   F-30

    Consolidated Statements of Income for each of the three
     months ended January 31, 1997 and
     1998   . . . . . . . . . . . . . . . . . . . . . . . .   F-31

    Consolidated Statements of Cash Flows for each of the
     three months ended January 31, 1997 and
     1998   . . . . . . . . . . . . . . . . . . . . . . . .   F-32

    Notes to Consolidated Financial Statements for each of
     the three months ended January 31, 1997 and 1998   . .   F-34


                        HK SYSTEMS, INC.

    Unaudited Pro Forma Consolidated Financial Statements     F-37

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Shareholders and
   Board of Directors
   of HK Systems, Inc.:

   We have audited the accompanying consolidated balance sheets of HK Systems, Inc. (a Wisconsin corporation) and subsidiaries as of October 31, 1996 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HK Systems, Inc. and subsidiaries as of October 31, 1996 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.



                                           ARTHUR ANDERSEN LLP
   December 12, 1997
   (except with respect to the
   matters discussed in Note 16,
   as to which the date
   is February 27, 1998),
   Milwaukee, Wisconsin.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED BALANCE SHEETS
   AS OF OCTOBER 31, 1996 AND 1997
   (In thousands, except share and per share data)

                                               1996             1997
                 ASSETS

   CURRENT ASSETS:
     Cash and cash equivalents                  $152            $332
     Accounts receivable, less
       allowance of $155 and $552
       respectively                           23,223          27,057
     Unbilled revenue                         20,273          25,539
     Inventory                                 3,484           8,845
     Deferred income taxes                     1,325           3,900
     Prepaid expenses and other
       current assets                            830             823
                                            --------       ---------
       Total current assets                   49,287          66,496

    PROPERTY, PLANT AND EQUIPMENT:
     Land                                        840           1,060
     Building and building
       improvements                            1,980           3,986
     Leasehold improvements                    2,599           2,321
     Computer equipment                        8,874          12,372
     Machinery and equipment                   4,314           7,398
     Office furniture and other                1,358           3,605
                                            --------       ---------
                                              19,965          30,742

     Less-Accumulated depreciation            (8,123)        (11,148)
                                            --------       ---------
                                              11,842          19,594
   GOODWILL                                   21,666          39,121
   DEFERRED INCOME TAXES                       2,622           2,527
   OTHER ASSETS                                5,372           3,623
                                            --------       ---------
       Total                                 $90,789        $131,361
                                            ========       =========

             LIABILITIES AND
          SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:
     Accounts payable                        $31,106         $27,951
     Accrued liabilities                       6,575          11,941
     Accrued employee costs                    2,971           6,933
     Billings in excess of costs               5,493           7,487
                                            --------       ---------
       Total current liabilities              46,145          54,312
   LONG-TERM DEBT                             28,000          51,960
   OTHER LONG-TERM LIABILITIES                 2,015           3,499
   REDEEMABLE PREFERRED STOCK                 16,948          18,068
   COMMON STOCK WITH PUT RIGHTS
     $.01 par value; authorized
     9,764,093 at 1996 and 1997;
     issued 3,015,360 at 1996 and
     1997                                        633             633

   SHAREHOLDERS' EQUITY:
     Common stock                                 --              --
     Additional paid-in capital                   --              --
     Retained (deficit) earnings              (2,952)          2,889
                                            --------       ---------
       Total shareholders' (deficit)
        equity                                (2,952)          2,889
                                            --------       ---------
       Total                                 $90,789        $131,361
                                            ========       =========




   The accompanying notes to consolidated financial statements are an integral part of these statements.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF INCOME
   FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
   (In thousands, except per share data)



                                      Year Ended October 31,

                                 1995          1996          1997

   NET REVENUES:
     Integrated systems          $70,689      $87,150      $163,472
     Customer services            40,501       49,792        65,200
     Logistics and software
       systems                    15,413       13,143        17,478
                               ---------    ---------     ---------
       Total net revenues        126,603      150,085       246,150

   COST OF SALES                 108,526      123,354       193,646
                               ---------    ---------     ---------
     Gross profit                 18,077       26,731        52,504

    SELLING, GENERAL AND
     ADMINISTRATIVE
     EXPENSES                     13,492       16,255        31,724

   AMORTIZATION OF GOODWILL        1,033        1,225         3,979
                               ---------    ---------     ---------
     Income from operations        3,552        9,251        16,801


   OTHER INCOME (EXPENSE):
     Interest expense             (3,108)      (3,545)       (5,570)
     Other, net                      178            9            80
                               ---------    ---------     ---------
     Income before income
       taxes                         622        5,715        11,311

    PROVISION FOR INCOME
     TAXES                           398        2,288         4,051
                               ---------    ---------     ---------
     Net income before
       minority interest and
       dividends on
       preferred stock               224        3,427         7,260

   MINORITY INTEREST EXPENSE        (187)           -             -
                               ---------    ---------     ---------

     Net income before
       dividends on
       preferred stock                37        3,427         7,260

    DIVIDENDS ON PREFERRED
     STOCK                        (1,131)      (1,312)       (1,419)
                               ---------    ---------     ---------
     Net income (loss)
       applicable to common
       shareholders              $(1,094)      $2,115        $5,841
                               =========    =========     =========
   PER SHARE DATA:
     Basic net income
       (loss) per share of
       common stock               $(0.40)       $0.70         $1.94

     Diluted net income
       (loss) per share of
       common stock               $(0.40)       $0.36         $0.77
                                 =======      =======       =======



   The accompanying notes to consolidated financial statements are an integral part of these statements.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
   FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
   (In thousands)



                                     Redeemable     Common     Retained
                                      Preferred   Stock With   (Deficit)
                                        Stock     Put Rights   Earnings

   BALANCE, October 31, 1994          $10,800         $461     $(3,973)

     Shares issued                      4,000          172          --
     Stock dividends on Class B
       Preferred Stock                  1,028           --      (1,028)
     Accrued dividends on Class D
       Preferred Stock                     --           --        (103)
     Net income                            --           --          37
                                      -------       ------     -------
   BALANCE, October 31, 1995           15,828          633      (5,067)

     Stock dividends on Class B
       Preferred Stock                  1,120           --      (1,120)
     Accrued dividends on Class D
       Preferred Stock                     --           --        (192)
     Net income                            --           --       3,427
                                       ------       ------     -------
   BALANCE, October 31, 1996           16,948          633      (2,952)

     Stock dividends on Class B
       Preferred Stock                  1,120           --      (1,120)
     Accrued dividends on Class D
       Preferred Stock                     --           --        (299)
     Net income                            --           --       7,260
                                       ------       ------     -------
   BALANCE, October 31, 1997          $18,068         $633      $2,889
                                       ======       ======     =======




   The accompanying notes to consolidated financial statements are an integral part of these statements.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF CASH FLOWS
   FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
   (In thousands)


                                         Year Ended October 31,
                                      1995        1996        1997

    CASH FLOWS PROVIDED BY
     OPERATING ACTIVITIES:
     Net income                         $37      $3,427      $7,260

     Adjustments to reconcile
       net income to net cash
       provided by operating
       activities-
     Depreciation                     2,851       3,852       5,224
     Amortization                     2,690       2,882       4,939
     Minority interest expense          187           -           -
     Deferred income taxes             (106)        265        (996)
     Other                              210         369        (827)
     Changes in assets and
       liabilities-
     Accounts receivable             (5,628)       (220)     20,474
     Unbilled revenue                (1,084)     (4,434)        667
     Inventory                          344        (555)      2,959
     Prepaid expenses and other
       current assets                   (62)        471         147
     Accounts payable                 3,082       9,476     (12,674)
     Accrued liabilities             (3,561)      1,492       3,729
     Billings in excess of costs      2,850      (7,761)     (8,243)
                                    -------     -------     -------
     Net cash provided by
       operating activities           1,810       9,264      22,659
                                    -------     -------     -------
    CASH FLOWS USED FOR INVESTING
     ACTIVITIES:
     Purchase of fixed assets        (1,429)     (3,145)     (4,086)
     Payment of financing fees         (169)        (26)       (290)
     Acquisition of Eaton
       Kenway, Inc.                  (2,273)          -           -
     Investment in joint venture          -      (2,600)      2,600
     Acquisition of the Material
       Handling Systems division
       and VantageWare division           -           -     (34,600)
     Purchase of license rights           -           -      (2,063)
                                    -------    --------     -------
     Net cash used for investing
       activities                    (3,871)     (5,771)    (38,439)
                                    -------    --------     -------

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF CASH FLOWS
   FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997
   (In thousands)
   (Continued)


                                        Year Ended October 31,
                                     1995        1996        1997

    CASH FLOWS (USED FOR)
     PROVIDED BY FINANCING
     ACTIVITIES:
     Payment of Harnischfeger
       Industries, Inc. debt       $(4,000)   $(18,000)     $    -
     Proceeds from borrowings
       on revolving line of
       credit, net                   2,000      12,000      15,960
     Sale of preferred stock         4,000           -           -
     Redemption of subsidiary
       preferred stock                (771)          -           -
     Sale of common stock              172           -           -
                                   -------     -------     -------
     Net cash (used for)
       provided by financing
       activities                    1,401      (6,000)     15,960
                                   -------     -------     -------
    NET INCREASE (DECREASE) IN
     CASH AND CASH EQUIVALENTS        (660)     (2,507)        180

    CASH AND CASH EQUIVALENTS,
     beginning of year               3,319       2,659         152
                                   -------     -------     -------
    CASH AND CASH EQUIVALENTS,
     end of year                    $2,659        $152        $332
                                   =======     =======     =======
   SUPPLEMENTAL INFORMATION:
     Interest paid                  $2,215      $3,664      $5,053
     Income taxes paid                $722      $1,035      $5,285



   The accompanying notes to consolidated financial statements are an integral part of these statements.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   FOR EACH OF THE THREE YEARS ENDED OCTOBER 31, 1997

                 (In thousands, except share and per share data)



   (1)  Organization-

        On October 29, 1993, HK Systems, Inc., formerly known as HEI Systems, Inc. (the "Company"), purchased all of the outstanding shares of common stock of Harnischfeger Engineers, Inc. ("HEI") from Harnischfeger Industries, Inc. ("Harnischfeger"). On February 13, 1995, the Company acquired substantially all of the net assets of Eaton-Kenway, Inc., a wholly-owned subsidiary of Eaton Corporation (the "Eaton-Kenway Acquisition"). On November 15, 1996, the Company acquired substantially all of the net assets of the Material Handling Systems division ("MHS") and VantageWare division ("VW") of Western Atlas Inc. (the "Western Atlas Acquisition").

   (2)  Nature of Operations-

        The Company develops, implements and supports integrated solutions to the complex material handling and supply chain needs of a wide array of industries. The Company designs, installs and integrates automated material handling systems that include customized software, manufactured equipment, and purchased components such as microprocessor and PLC controls and optical scanning and laser positioning devices ("Integrated Systems"); provides aftermarket services for owners of systems and equipment the Company has installed and for other customers ("Customer Services"); and develops and implements advanced supply chain management software systems, including warehouse management systems and customized software for specific supply chain applications ("Logistics and Software Systems"). Sales are primarily in the United States of America.

   (3)  Acquisitions-

        HEI Acquisition-

        Effective October 29, 1993, the Company purchased all of the outstanding shares of common stock of HEI. HEI's primary activities are considered to be in the technological or software areas. The acquisition was accounted for under the purchase method of accounting. The purchase price ($22,982 in cash, $10,000 of preferred stock of HEI and a $12,000 promissory note to Harnischfeger) was allocated based on fair values as follows:

             Current assets                               $43,768
             Property, plant and equipment                  6,998
             Goodwill and capitalized software
                  costs                                    23,024
             Current liabilities                          (28,808)
                                                          -------
                  Purchase price                          $44,982
                                                          =======



        Harnischfeger retained its holding of the Class A Preferred Stock of HEI, totalling $10,000. The Company recognized Harnischfeger's interest in HEI Class A Preferred Stock as a minority interest.

        Consistent with the Company's accounting policies, the purchase included the acquisition of certain in-process software and development costs included in goodwill and capitalized software costs above, which resulted in a charge to income of $4,186 for the year ended October 31, 1994. The amount allocated to the in-process software and development costs was determined by appraisal. The projects in-process required resolution of high-risk development and testing issues in order to reach technological feasibility. At the date of acquisition, the purchased in-process software and development costs had no alternative uses.

        Eaton-Kenway Acquisition-

        The February 13, 1995 Eaton-Kenway Acquisition was accounted for under the purchase method of accounting. Eaton-Kenway's primary activities are considered to be in the technological or software areas. The purchase price ($2,273 in cash and a $10,000 promissory note to Eaton Corporation) was allocated based on fair value as follows:

                Current assets                         $13,800
                Property, plant and equipment            8,200
                Goodwill                                13,156
                Current liabilities                    (22,883)
                                                       -------
                     Purchase price                    $12,273
                                                       =======

        Western Atlas Acquisition-

        The November 15, 1996 Western Atlas Acquisition was accounted for under the purchase method of accounting. Western Atlas' primary activities relate to manufacturing. The purchase price ($34,600 in cash and an $8,000 promissory note to Western Atlas) was allocated based on fair values as follows:

               Current assets                           $38,700
               Property, plant and equipment             11,196
               Goodwill                                  19,168
               Current liabilities                      (26,464)
                                                        -------
                    Purchase price                      $42,600
                                                        =======


        Unaudited pro forma operating results of the Company for the year ended October 31, 1996, assuming the Western Atlas Acquisition had been made as of November 1, 1995, would be as follows:



               Net Revenues                              $253,649
               Net Income Applicable To Common
                    Shareholders                            1,181
               Basic Net Income Per Share of
                    common stock                            $0.39
               Diluted Net Income Per Share of
                    common stock                            $0.11

        Unaudited pro forma operating results of the Company for the year ended October 31, 1997, were not included as such results were not significantly different than historical results.

   (4)  Summary of Significant Accounting Policies-

        Principles of consolidation-

        The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Concentration of credit risk-

        The Company sells its products to a wide range of companies in diverse industries that include automotive, banking, beverage production, food processing and heavy manufacturing. Ongoing credit evaluations of its customers' financial condition are made and generally no collateral is required. For the years ended October 31, 1995 and 1996 the Company had a different customer each year that accounted for 14% and 15% of net revenues, respectively. For the year ended October 31, 1997, the Company had two customers that accounted for 13% and 10% of net revenues, respectively. Management does not believe that significant concentration of credit risk exists at October 31, 1997 with respect to the Company's accounts receivable or unbilled revenues.

        Fair value of financial instruments-

        The Company's financial instruments consist of an interest rate cap, interest rate swaps and various debt instruments. The interest rate cap and interest rate swaps are assets and are described in Note 13. The debt instruments are liabilities to the Company and are more fully described in Note 7.

        The interest rate cap and interest rate swaps have an immaterial value as of October 31, 1997 and no market value based on prevailing interest rates.

        The Company's revolving line of credit bears interest at floating rates of interest expressed in relation to either LIBOR or the bank's prime rate. Based on the terms currently available, the Company believes that the revolving line of credit balance of $33,960 as of October 31, 1997 is stated at fair market value.

        The Company has two junior subordinated notes that were given to the sellers in conjunction with two separate acquisitions. Because each of these notes was negotiated in the overall context of the related acquisition, the Company believes it is impracticable to obtain the current market value of these notes because of excessive costs that would have to be incurred to obtain this information.

        Revenue recognition-

        Revenue and gross profits on virtually all long-term systems integration and aftermarket customer service contracts is recorded using the percentage-of-completion method of accounting. Under this method, percentage of completion is determined by reference to the extent of contract performance, future performance risk and cost incurrence. Any revisions in the estimated total costs of the contracts during the course of the work are reflected when the facts that require the revisions become known. Losses, if any, are recognized in full as soon as identified.

        Software license fee revenue is recorded when the software has been delivered (which is generally considered to be at the completion of the first installation), the license agreement with the customer has been executed, and collection of the resulting receivable is deemed probable. Revenues for customization and modification of licensed software and for implementation services are recorded using the percentage-of-completion method of accounting.

        Progress billings-

        The Company bills its customers based on the terms set forth in a sales contract. The billing schedule does not necessarily match the stage of completion of a customer's order for installation. As such, costs, earnings and billings are accumulated for jobs in progress at period end, and to the extent costs and earnings exceed billings or billings exceed costs and earnings, an asset (unbilled revenue) or liability (billings in excess of costs) is recorded.

        Cash and cash equivalents-

        The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

        Checks not presented for payment-

        As of October 31, 1996 and 1997, $2,349 and $4,280 of checks not presented for payment are included in accounts payable in the consolidated balance sheets, respectively.

        Inventories-

        Inventories are stated at the lower of cost or market, using the first-in, first-out (FIFO) method. Inventory cost includes material, labor and overhead.

        Inventories at October 31, 1996 and 1997, consisted of the following:

                                            1996           1997

             Raw materials                 $3,213        $4,875
             Work in process                  257         2,551
             Finished goods                    14         1,419
                                           ------        ------
                                           $3,484        $8,845
                                           ======        ======



        Property, plant and equipment and depreciation-

        Property, plant and equipment purchased in acquisitions is stated at fair value at the date of acquisition. Subsequent additions are stated at cost. Expenditures for major renewals and improvements are capitalized, while maintenance and repairs that do not significantly improve the related asset or extend its useful life are charged to expense as incurred. For financial reporting purposes, depreciation is computed using the straight-line method based upon estimated useful lives.

        The estimated useful lives generally used for calculating depreciation expense are as follows:

             Building                                      25 years
             Leasehold improvements                        15 years
             Computer equipment                        3 to 7 years
             Machinery and equipment                   5 to 7 years
             Office furniture                          3 to 7 years

        Depreciation expense for each of the three years ended October 31, 1997, was $2,851, $3,852, and $5,224, respectively. Accelerated depreciation methods are used for tax purposes.

        Long-lived assets-

        Effective November 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Adoption of this standard did not have a material impact on the Company's financial position or results of operations.

        Property held for sale-

        In connection with the Western Atlas Acquisition, the Company acquired certain land and buildings which the Company did not consolidate into its operations. The Company is currently holding this property for sale. At October 31, 1997, the property was recorded at its estimated realizable value of $1,800 and is included in other assets in the consolidated balance sheets.

        Investment in joint venture-

        Investment in joint venture, as included in other assets in the consolidated balance sheets, consists of a non-controlling interest in a limited liability company acquired on March 6, 1996. The Company sold its investment on October 31, 1997 for $2,600, and recorded a gain on sale of $343.

        Income taxes-

        The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

        Deferred financing fees-

        Financing fees, as included in other assets in the consolidated balance sheets, are deferred and charged to interest expense over the term of the related debt agreement. Amortization of these fees for each of the three years ended October 31, 1997, was $226, $248, and $170, respectively. Accumulated amortization at October 31, 1996 and 1997 is $642 and $812, respectively.

        Goodwill-

        Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is being amortized on a straight-line basis over 20 years for acquisitions of entities with primarily technological or software related activities. Goodwill is being amortized on a straight-line basis over 40 years for acquisitions of entities with primarily manufacturing activities. Amortization expense for each of the three years ended October 31, 1997, was $1,033, $1,225 and $3,979, respectively. Accumulated amortization at October 31, 1996 and 1997 was $2,825 and $6,804, respectively.

        Management will periodically review the carrying value of its goodwill for potential impairment. Any goodwill asset for which management believes there is no future economic life is reflected when the facts that require the write-off become known. During the first quarter of 1997, the Company decided to abandon one of its software product lines. Amortization of goodwill includes a write-off of $2,295 of unamortized software costs related to this decision.

        Capitalized software costs-

        Capitalized software costs, as included in other assets in the consolidated balance sheets, are being amortized on a straight-line basis over four to five years. Amortization expense for each of the three years ended October 31, 1997, was $1,657, $1,657 and $960, respectively. Accumulated amortization at October 31, 1996 and 1997 was $4,971 and $5,931, respectively.

        Management will periodically review the carrying value of its capitalized software costs for potential impairment. Any capitalized software cost for which management believes there is no future economic life is reflected when the facts that require the write-off become known.

        Minority interest-

        During 1994, the Company recognized as minority interest the HEI Class A Preferred Stock totaling $10,000 and Class C Preferred Stock totaling $600 held by Harnischfeger in HEI. During 1995, the Class A Preferred Stock was converted into a subordinated promissory note and the Class C Preferred Stock was redeemed.

        Research and development costs-

        Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products that were not charged directly to contracts amounted to $1,319, $1,981, and $4,951 for each of the three years ended October 31, 1997, respectively.

        Advertising costs-

        Advertising costs are expensed as incurred. Such costs amounted to $685, $975, and $1,839 for each of the three years ended October 31, 1997, respectively.

        Derivatives-

        Derivative financial instruments are used by the Company to manage its foreign currency and interest rate exposures. Gains and losses on foreign currency instruments are deferred until the hedged transaction occurs. Amounts to be received or paid under interest rate swaps and caps are recognized as interest income or expense in the periods in which they accrue. If interest rate swap or cap agreements are terminated due to the underlying debt being extinguished, any resulting gain or loss is recognized as interest income or expense at the time of termination.

   (5)  Related Party Transactions-

        During 1995, the Company leased its main facility and headquarters from Harnischfeger, its former parent. The Company paid
        Harnischfeger $780 in accordance with this lease for the year ending October 31, 1995.

        The Company pays M&I Ventures Corporation ("MIVC"), a holder of Class B Preferred Stock and Class C Common Stock of the Company, for certain services. For each of the three years ended October 31, 1997, the Company paid MIVC $50 for these services, respectively. Upon the acquisition of HEI, the Company paid to MIVC $550 in connection with their efforts to consummate the acquisition and secure related outside debt commitments. In connection with the Eaton-Kenway Acquisition, the Company paid the State of Wisconsin Investment Board, a holder of Class B Preferred Stock of the Company, $30 and MIVC $270. In connection with the Western Atlas Acquisition, the Company paid MIVC $225.

   (6)  Operating Leases-

        The Company leases certain facilities and equipment from unrelated parties, which are classified as operating leases. Future minimum rentals under all operating leases over their remaining terms are approximately as follows:

                     Fiscal Year                       Amount

               1998                                   $ 2,697
               1999                                     2,403
               2000                                     2,406
               2001                                     2,141
               2002                                     2,134
               2003 and thereafter                     19,626
                                                      -------
                                                      $31,407
                                                      =======


        Total rental expense was $1,680, $2,239, and $3,295 for each of the three years ended October 31, 1997, respectively.

   (7)  Long-Term Debt-

        Long-term debt at October 31, 1996 and 1997 consisted of the following:

                                                    1996           1997

     Revolving line of credit agreement          $18,000        $33,960
     Junior subordinated debt: 12%                10,000         10,000
     Junior subordinated debt: 10%                     -          8,000
                                                 -------        -------
               Total                             $28,000        $51,960
                                                 =======        =======

        At October 31, 1997, the revolving line of credit totaled $90,000. Availability under the revolving line of credit is limited by certain financial covenants, and at October 31, 1997, the Company had $39,500 available. The revolving line of credit terminates on November 1, 1999. The revolving line of credit bears interest at floating rates expressed in relation to either LIBOR or the bank's prime rate. The revolving line of credit is collateralized by substantially all the assets of the Company and subsidiaries. Borrowings outstanding at October 31, 1997, bear interest ranging from 7.06% to 8.50%. The Company is required to pay a commitment fee of 0.25% on the unused portion of the revolving line of credit. The Company considers the October 31, 1997, outstanding revolving line of credit borrowings as long-term debt.

        The Company has a $10,000 junior subordinated note due to Eaton Corporation with interest at 12% in 1997 increasing to 20% after 2000. Principal is due in annual installments of $1,667 commencing February 13, 2000, with final payment due February 12, 2005 or upon demand in the event of an initial public offering by the Company.

        The Company has an $8,000 junior subordinated note due to Western Atlas Inc. with interest at 10%, increasing to 15% after November 15, 1998. Principal is due in full on November 30, 2003 or upon demand in the event of an initial public offering by the Company.

        As the Company has the ability, under its revolving line of credit, to pay off its junior subordinated notes prior to interest rates increasing to 20% and 15%, respectively, no incremental interest expense has been recorded.

        Maturities of long-term debt, including borrowings under the revolving line of credit, are as follows:

                        Fiscal Year                Amount

                  1998                           $       -
                  1999                              33,960
                  2000                               1,667
                  2001                               1,667
                  2002                               1,666
                  2003 and Thereafter               13,000

        The terms of the revolving line of credit agreement place limits on the amount of additional long-term debt the Company may issue and on the amount of capital expenditures in any year and restrictions on the payment of dividends; require maintenance of minimum current, leverage and interest coverage ratios; and require minimum total capitalization and billed receivable balances, as defined. As of October 31, 1996 and 1997, the Company was either in compliance with its debt covenants or those covenants were waived by the lender.

   (8)  Common Stock With Put Rights-

        The Company had authorized 9,572,640 (1995) and 9,764,093 (1996 and
        1997) shares of Common Stock, $0.01 par value divided into the following series:

        (a)  3,757,280 (1995) and 3,948,733 (1996 and 1997) shares of Class A
             Common Stock, of which 2,800,000 shares are issued and outstanding at October 31, 1995, 1996 and 1997, respectively.

        (b) 5,600,000 shares of Class B Common Stock, none of which is issued or outstanding at October 31, 1995, 1996 and 1997, respectively; and

        (c) 215,360 shares of Class C Common Stock, all of which are issued and outstanding at October 31, 1995, 1996 and 1997, respectively.

             There are no differences between the classes of Common Stock.

             Certain employee agreements entered into between management and the Company give management certain put and call rights with respect to the Common Stock of the Company that are exercisable when they are no longer employed by the Company.

   (9)  Redeemable Preferred Stock-

        The Company had authorized 7,600,000 shares of Preferred Stock, $0.01 par value, subject to a mandatory redemption on the earlier of November 1, 2003, or a liquidation of the Company, designated into the following series:

        (a) 5,600,000 shares of Class B Cumulative Convertible Preferred Stock, face value of $2.50 per share, convertible on a 1 to 1 basis into Class B common shares. At October 31, 1996 and 1997, 5,600,000 shares, respectively, are issued and outstanding; and

        (b) 2,000,000 shares of Class D Cumulative Preferred Stock, face value of $2.50 per share, 731,000 (1995), 1,179,000 (1996) and
             1,627,000 (1997) shares of which are issued and outstanding.

        Class B Preferred Stock bears a cumulative annual dividend yield of 8%, payable quarterly in Class D Preferred shares until October 31, 1996. The Company may pay any and all quarterly dividends on the Class B Preferred Stock which accrue after October 31, 1996, in the form of cash or Class D Preferred shares. Class D Preferred shares bear a cumulative annual dividend yield of 8%, payable quarterly. The holders of Class B Preferred Stock are entitled to one vote for each share owned. Class D Cumulative Preferred shares are not entitled to any voting rights except as may be required by law.

   (10) Stock Options-

        The Company's 1993 Executive Stock Option Plan ("the Plan"), as amended, provides for the grant of nonqualified and incentive stock options to key employees and directors. The Plan provides for the granting of options for a total of 683,760 (1994), 957,280 (1995) and 1,148,733 (1996 and 1997) shares of Class A Common Stock, respectively. The purchase price of shares subject to each option granted will not be less than (i) the fair market value at the date of grant in the case of incentive stock options or (ii) 85% of the fair market value at the date of grant in the case of nonqualified stock options. Generally, the options become exercisable in whole five years after the grant, or upon a registered public offering of the Company or sale of the Company if earlier. The option term expires ten years subsequent to the grant date. Certain information regarding the stock option plan follows:

                                                              Weighted
                                                               Average
                                      Number    Option Price  Exercise
                                     of Shares   Per Share      Price

   Outstanding at October 31, 1994    618,000         $1.00     $1.00
     Granted                          358,000          1.00      1.00
     Canceled                         (32,000)         1.00      1.00
                                    ---------    ----------  --------
   Outstanding at October 31, 1995    944,000         $1.00     $1.00
     Granted                           30,000          1.00      1.00
     Canceled                         (24,000)         1.00      1.00
                                    ---------   -----------  --------
   Outstanding at October 31, 1996    950,000         $1.00     $1.00
     Granted                          271,800   6.43 - 8.75      6.50
     Canceled                        (134,000)  1.00 - 6.43      2.38

   Outstanding at October 31, 1997  1,087,800  $1.00 - 8.75     $2.20
                                    =========  ============   =======
   Exercisable at October 31, 1997          -      $      - $       -
                                    =========  ============   =======


       Effective November 1, 1996, the Company adopted SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." This standard establishes financial accounting and reporting standards for stock-based employee compensation plans.

       SFAS 123 defines a fair value based method of accounting for employee stock option or similar equity instruments. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost is recognized over the service period, which is usually the vesting period.

       Compensation cost can also be measured and accounted for using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APBO 25"), "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock.

       The largest difference between SFAS 123 and APBO 25 as it relates to the Company is the amount of compensation cost attributable to the Company. Under APBO 25 no compensation cost is recognized for fixed stock option plans because the exercise price is equal to the estimated market price at the date of grant and therefore there is no intrinsic value. SFAS 123 compensation cost would equal the calculated fair value of the options granted.

       As permitted by SFAS 123, the Company continues to measure compensation cost for such plans using the accounting method prescribed by APBO 25.

       Had compensation cost for the Company's options granted after November 1, 1995, been determined consistent with SFAS 123, the Company's earnings per share for the years ended October 31, 1996 and 1997 would have been reduced by less than $0.01 and $0.02 per share in 1996 and 1997, respectively.

       The fair value of each option grant was estimated as of the date of grant using the Minimum Value pricing model. The resulting compensation cost was amortized over the vesting period.

       The grant date fair values and assumptions used to determine such value are as follows:

             Options Granted During              1996          1997

   Weighted-average grant date fair value        $0.47         $2.98
   Weighted-average risk-free interest rate      6.3%          6.2%
   Weighted-average expected life of option    10 years      10 years

   (11)   Stock Purchase Warrants-

          In connection with the Western Atlas Acquisition, the Company issued warrants to purchase common stock to Western Atlas. All of the warrants issued were outstanding at October 31, 1997. The warrants allow Western Atlas to purchase $2,000 of common stock at a price equal to 115% of the price to the public per share of Common Stock in an initial public offering. The earliest exercise date on the warrants would be following the Initial Public Offering date. The warrants are not transferable at any time without the written consent of the Company. These warrants expire on November 15, 2003. No value was assigned to the warrants as the amount was deemed immaterial.

   (12)   Earnings Per Share of Common Stock-

          In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"). The Company adopted SFAS 128 for the three month period ended January 31, 1998. All earnings per share computations have been applied retroactively to all periods to conform with the provisions of SFAS 128.

          The following reconciles the numerators and denominators of the basic and diluted net income (loss) per share computations:

                                              Years Ended October 31,
                                           1995        1996         1997
   Basic
    Net income before dividends on
      preferred stock                         $37      $3,427       $7,260
    Less: Class B and D preferred
      stock dividends                      (1,131)     (1,312)      (1,419)
                                        ---------   ---------    ---------
    Net income (loss) applicable to
      common shareholders                 $(1,094)     $2,115       $5,841
                                        =========   =========    =========
    Weighted average shares of
      common stock outstanding          2,764,083   3,015,360    3,015,360
                                        ---------   ---------    ---------
    Basic net income (loss) per
      share of common stock                $(0.40)      $0.70        $1.94
                                        =========   =========    =========
   Diluted
    Net income before dividends on
      preferred stock                         $37      $3,427       $7,260
    Less: Class B and D preferred
      stock dividends                      (1,131)     (1,312)      (1,419)
    Plus: Class B preferred stock
       dividends(a)                             -       1,120        1,120
                                        ---------   ---------    ---------
      Net income (loss) applicable to
       common shareholders                $(1,094)     $3,235       $6,961
                                        =========   =========    =========
    Weighted average shares of
      common stock outstanding          2,764,083   3,015,360    3,015,360
    Incremental common shares
      applicable to common stock
      options                                   -     230,714      443,206
    Incremental common shares
      applicable to Class B
      convertible preferred stock               -   5,600,000    5,600,000
                                        ---------   ---------    ---------
      Average common shares, adjusted   2,764,083   8,846,074    9,058,568
                                        ---------   ---------    ---------
      Diluted net income (loss) per
       share of common stock (b)           $(0.40)      $0.37        $0.77
                                        =========   =========    =========

   (a) Class B preferred stock is a common stock equivalent. The dividends are added back to net income as these dividends would be available to common shareholders assuming the conversion of Class B preferred stock in all periods when the common stock equivalents are dilutive.

   (b) As the Company reported a net loss for the year ended October 31, 1995, the inclusion of stock options and Class B preferred stock in the earnings per share calculation for such period results in anti-dilution of the earnings per share calculation. As such, per share for such period is reported based on the weighted average number of common shares outstanding.

   (13)  Commitments, Contingencies and Off Balance Sheet Risks-

         Surety bonds-

         The Company was contingently liable to Harnischfeger in the amount of $49,000 and $34,000 as of October 31, 1995 and 1996,
         respectively, for outstanding surety bonds issued on behalf of the Company in which Harnischfeger had agreed to indemnify third party sureties for certain contractual obligations of the Company.

         General litigation-

         The Company is a party to litigation matters, claims and performance guarantees, which are normal in the course of its operations, and while the results of litigation, claims and performance guarantees cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the Company's consolidated results of operations or financial position.

         Federal Reserve Bank of San Francisco-

         On July 1, 1992, Eaton-Kenway entered into a contract ("Fed Contract") with the Federal Reserve Bank of San Francisco ("SF Fed") relating to the installation of a material handling system. On February 13, 1995, the Company assumed the Fed Contract in the Eaton-Kenway Acquisition. On April 7, 1995, the SF Fed filed a lawsuit ("Fed Suit") in the United States District Court for the Northern District of California against the Company, Eaton-Kenway and Eaton alleging, among other things, a failure to install a properly operating material handling system for two existing SF Fed bank vaults in breach of the Fed Contract. The SF Fed purported to seek not less than $3.55 million as restitution for the consideration it paid under the Fed Contract, not less than $6.4 million for incidental and consequential damages and not less than $46.7 million to cover the costs of constructing two new bank vaults. In 1995, the court granted partial summary judgment on the issue of liability in favor of the SF Fed and against the Company and the other defendants on two counts of the SF Fed's complaint for breach of contract and rescission and restitution. On January 30, 1998, the court granted partial summary judgment in favor of the Company and the other defendants, holding that the SF Fed cannot recover the cost of constructing two new vaults or litigation expenses. However, the SF Fed may continue to seek damages in excess of $10 million against the Company based on claims that have not been dismissed. The court's orders granting partial summary judgment are subject to appeal after the entry of final judgment in the action, and there can be no assurance that the results of any appeal would be favorable to the Company. It is anticipated that a jury trial on the remaining damage issues on the contract claim against the Company and Eaton-Kenway, if not all the remaining claims against all the parties, will be held in 1998. While the Company believes it has meritorious defenses in the Fed Suit, the Fed Suit could have a material adverse effect on the Company's business, results of operations and financial condition.

         Off-balance sheet risks-

         The Company entered into a three year interest rate cap with a commercial bank agreement on March 9, 1995. The contract amount of the cap agreement is $10,000 through March 9, 1997 and $5,000 thereafter. This agreement requires quarterly payments to the Company when the LIBOR rate exceeds the cap rate of 8%. The Company paid a fee of $106 related to the cap agreement and is amortizing the fee over the life of the agreement. The LIBOR rate during 1995, 1996 and 1997 did not exceed 8%; as such the Company did not receive any payments.

         On June 3, 1996, the Company entered into two interest rate swap agreements with a commercial bank, each with a notional amount of $4,000. These agreements expire on June 3, 1998. The first agreement effectively changes the rate on $4,000 of revolver borrowings to 7.7%. The second agreement effectively changes the rate on $4,000 of revolver borrowings to 7.9%. At October 31, 1996 and 1997, $12 and $9 was payable by the Company under these agreements, respectively.

         Under the cap and swap agreements, the Company is exposed to credit risk only in the event of nonperformance by the commercial banks, which is not anticipated.

         The Company occasionally enters into foreign currency future contracts to hedge specific contract related receivables and payables denominated in foreign currencies. There were no contracts outstanding at October 31, 1996 and 1997.

   (14)  Federal and State Income Taxes-

         The provision for income taxes for each of the three years ended October 31, 1997, consisted of the following:

                                        Years Ended October 31,

                                        1995      1996      1997
             Current-
                   Federal             $444    $1,458    $3,965
                   State                 60       565     1,082
             Deferred                  (106)      265      (996)
                                       ----    ------    ------
                                       $398    $2,288    $4,051
                                       ====    ======    ======


         A reconciliation of the Federal statutory tax rate to the consolidated effective tax rate is as follows:

                                             Years Ended October 31,

                                           1995       1996       1997

      Federal statutory rate                $218     $2,000       $3,959
      State income taxes, net of
            Federal taxes                     33        271          450
      Nondeductible expenses                 153        125           86
      Research and development credit         23        (19)        (415)
      Other                                  (29)       (89)         (29)
                                            ----     ------       ------
      Effective tax rate                    $398     $2,288       $4,051
                                            ====     ======       ======


       Deferred taxes result from temporary differences between the book and tax basis of the Company's assets and liabilities. The components of the net deferred tax asset (liability) as of October 31, 1996 and 1997 are as follows:

                                              1996           1997
   Current deferred tax assets:
     Employee cost accruals                 $   328         $1,296
     Book versus tax contract
       accounting                               674          2,072
     Warranty accrual                            78            155
     Reserve for bad debts                       37            159
     Other                                      208            218
                                              -----          -----
     Total current net deferred tax
       assets                                 1,325          3,900

   Long-term deferred tax assets
     (liabilities):
     Accelerated amortization                 1,895          2,391
     Research and development credit
       carryforward                             916            246
     Accelerated depreciation                  (189)          (110)
                                             ------         ------
     Total long-term net deferred tax
       assets                                $2,622         $2,527
                                             ======         ======


         No valuation allowance has been recorded as it is more likely than not that the net deferred income tax assets will be realizable through future profitable operations of the Company.

   (15)  Retirement Plans-

         The Company maintains a defined contribution 401(k) plan for the Company employees with employer match provisions up to certain levels subject to the discretion of the Board of Directors on an annual basis. The Company's matching expense for each of the three years ended October 31, 1997, totaled $536, $685, and $1,137, respectively.

         The Company also has a profit sharing program whereby funds are contributed to the 401(k) plan. These contributions are subject to the discretion of the Board of Directors on an annual basis. The Company's profit sharing expense totaled $500, $750, and $1,400, respectively.

   (16)  Subsequent Events-

         Subsequent to year-end, the Company executed the following:

         (a) The Company adopted an employee stock ownership plan (the "ESOP") in which substantially all employees of the Company participate.

         (b) The Company incurred additional indebtedness on its revolving line of credit of $6,500 to purchase 420,000 shares of Class A Common Stock at $15.38 per share from a former employee to liquidate the employee's interest after the employee exercised contractual put rights.

         (c) The Company amended its revolving credit agreement by (i) reducing the line from $90,000 to $80,000; (ii) extending the termination date to December, 2002; (iii) amending certain of the financial covenants and (iv) borrowing $6,000 under a term loan. The term loan was used by the Company to fund its substantially concurrent loan of like amount to the ESOP.

         (d) Declared a 0.40 to 1 stock split on preferred and common stock. All share and per share information has been retroactively adjusted.

         (e) All put rights that management has to require a repurchase of all of the common stock will terminate upon the effectiveness of an initial public offering of Common Stock.

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Equityholders of the Material Handling
   Systems Division and VantageWare Division of Western Atlas Inc.:

   We have audited the accompanying combined statements of income, changes in division equity and cash flows of the Material Handling Systems Division and VantageWare Division of Western Atlas Inc. (a Delaware corporation) for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of the Material Handling Systems Division and VantageWare Division of Western Atlas Inc. for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, in conformity with generally accepted accounting principles.


                                    ARTHUR ANDERSEN LLP


   Milwaukee, Wisconsin,
   December 12, 1997.

   MATERIAL HANDLING SYSTEMS DIVISION AND
   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

   COMBINED STATEMENTS OF INCOME
   FOR THE YEAR ENDED DECEMBER 31, 1995 AND
   THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
   (In thousands)


                                                    1995          1996

   NET REVENUES                                   $79, 277        $89,333

   COST OF SALES                                    63,001         68,782
                                                   -------         ------
     Gross profit                                   16,276         20,551

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES     19,828         20,281
                                                   -------         ------
     Income (loss) from operations                  (3,552)           270

   OTHER INCOME, NET                                    50            201
                                                   -------         ------
     Income (loss) before income taxes              (3,502)           471

   PROVISION (CREDIT) FOR INCOME TAXES              (1,369)           182
                                                   -------         ------
   NET INCOME (LOSS)                               $(2,133)          $289
                                                   =======         ======


   The accompanying notes to combined financial statements are an integral part of these statements.

   MATERIAL HANDLING SYSTEMS DIVISION AND
   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

   COMBINED STATEMENTS OF CHANGES IN DIVISION EQUITY
   FOR THE YEAR ENDED DECEMBER 31, 1995 AND
   THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
   (In thousands)

                                        Combined
                                        Division       Retained
                                         Equity        Deficit       Total

   BALANCE, at December 31, 1994          $40,512     $(12,538)     $27,974

     Net loss                                   -       (2,133)      (2,133)

     Contributions to parent, net          (5,764)           -       (5,764)
                                          -------      -------      -------
   BALANCE, at December 31, 1995           34,748      (14,671)      20,077

     Net income                                 -          289          289

     Contributions to parent, net             (23)           -          (23)
                                          -------      -------      -------
   BALANCE, at November 15, 1996          $34,725     $(14,382)     $20,343
                                          =======      =======      =======






   The accompanying notes to combined financial statements are an integral part of these statements.

   MATERIAL HANDLING SYSTEMS DIVISION AND
   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

   COMBINED STATEMENTS OF CASH FLOWS
   FOR THE YEAR ENDED DECEMBER 31, 1995 AND
   THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
   (In thousands)


                                                      1995        1996
   CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:

     Net income (loss)                             $(2,133)       $289
     Adjustments to reconcile net income
      (loss)to net cash provided by operating
      activities-
     Depreciation                                    2,536       2,138
     Deferred income taxes                          (1,369)          -
     Changes in assets and liabilities-
     Accounts receivable                              (504)     (5,630)
     Unbilled revenue                                4,953         564
     Inventory                                       1,736      (2,157)

     Other assets                                      641        (117)
     Accounts payable                               (1,725)      2,354
     Accrued liabilities                               303       1,402
     Billings in excess of cost                      2.734       2,745
                                                       394        (404)
     Other liabilities
                                                   -------     -------
     Net cash provided by operating activities       7,566       1,184
                                                   -------     -------
   CASH FLOWS USED FOR INVESTING ACTIVITIES:
     Purchase of fixed assets                       (1,260)     (1,688)

   CASH FLOWS USED FOR FINANCING ACTIVITIES:

     Net contributions to parent                    (5,764)        (23)
                                                   -------     -------
   NET (DECREASE) INCREASE IN CASH AND CASH
     EQUIVALENTS                                       542        (527)


   CASH AND CASH EQUIVALENTS, beginning of
     period                                            177         719
                                                   -------     -------
   CASH AND CASH EQUIVALENTS, end of period           $719        $192
                                                   =======     =======



   The accompanying notes to combined financial statements are an integral part of these statements.

   MATERIAL HANDLING SYSTEMS DIVISION AND
   VANTAGEWARE DIVISION OF WESTERN ATLAS INC.

   NOTES TO COMBINED FINANCIAL STATEMENTS

   FOR THE YEAR ENDED DECEMBER 31, 1995 AND
   THE PERIOD JANUARY 1, 1996 TO NOVEMBER 15, 1996
   (In thousands)



   (1)  Business Description-

        The Material Handling Systems division ("MHS") of Western Atlas Inc. ("Western Atlas") is engaged in the design, manufacture and sale of automated storage/retrieval systems, conveyors and sortation equipment and palletizers. The VantageWare division ("VW") of Western Atlas is engaged in designing and selling software products for the material handling industry. Sales for both divisions are primarily in the United States of America.

   (2)  Summary of Significant Accounting Policies-

        Principles of combination-

        The combined financial statements include the accounts of MHS and VW. All significant interdivisional balances and transactions have been eliminated.

        Use of estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue recognition-

        Revenue and gross profits on virtually all long-term customer contracts is recorded using the percentage-of-completion method of accounting. Under this method, percentage of completion is determined by reference to the extent of contract performance, future performance risk and cost incurrence. Any revisions in the estimated total costs of the contracts during the course of the work are reflected when the facts that require the revisions become known. Losses, if any, are recognized in full as soon as identified. Software license fee revenue is recorded when the software has been delivered, the license agreement with the customer has been executed and collection of the resulting receivable is deemed probable. Revenues for customization and modification of licensed software and for implementation services are recorded using the percentage-of-completion method of accounting.

        Inventories-

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

        Property, plant and equipment and depreciation-

        Property, plant and equipment additions are stated at cost. Expenditures for major renewals and improvements are capitalized, while maintenance and repairs which do not significantly improve the related assets or extend its useful life are charged to expense as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over three to twenty eight years based on asset type. Accelerated depreciation methods are used for tax purposes.

        Research and development expenses-

        Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products that were not charged directly to contracts amounted to $927 and $1,769 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively.

        Capitalized software costs-

        MHS and VW capitalize all costs associated with the purchase of software or licenses that are to be sold. These costs are amortized on a straight-line basis over the remaining estimated economic life of the product, which is generally five years. During the year ended December 31, 1995, VW wrote off approximately $1,165 of capitalized software costs for two products that management believed had no future economic life. The write off is included in cost of sales in the combined statements of income. As of November 15, 1996, all unamortized capitalized software costs have been written off.

        Intercompany charges-

        MHS and VW have historically depended upon Western Atlas for support for various services such as legal, financial, human resources, insurance, risk management and communications. Western Atlas allocated the cost for these services among its businesses based on sales, head count and net working assets. The allocated costs for these services are included in selling, general and administrative expenses in the combined statements of income and totaled $1,060 and $943 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively. Management believes that the method used to allocate these expenses reasonably reflects the costs of actual services provided.

   (3)  Operating Leases-

        MHS and VW are party to various operating leases for facilities and equipment. Total rental expense was $462 and $406 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively.

   (4)  Combined Division Equity-

        Combined division equity includes retained deficit and all distributions between Western Atlas and MHS and VW.

   (5)  Retirement Plan-

        MHS and VW have a defined contributory plan for their employees under the Western Atlas Financial Security and Savings Program. The plan provides for employer match provisions up to certain levels. MHS and VW's matching expense related to the plan totaled $244 and $235 for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, respectively.

   (6)  Post Retirement Benefit Plan Other Than Pensions-

        MHS and VW provide certain post retirement health care coverages for their employees. The net postretirement cost for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, was approximately $196 and $145, respectively.

   (7)  Federal and State Income Taxes-

        MHS and VW are included in Western Atlas' consolidated federal income tax return. The provision (credit) for income taxes as shown on the combined statements of income was calculated on a standalone basis. The provision (credit) for income taxes for the year ended December 31, 1995 and the period January 1, 1996 to November 15, 1996, consisted of the following:

                                                  1995        1996
           Current-
                Federal                       $       -        $153
                State                                 -          29
           Deferred                              (1,369)          -
                                                -------     -------
                                                $(1,369)       $182
                                                =======     =======


        A reconciliation of the Federal statutory tax rate to the consolidated effective tax rate is as follows:

                                               1995          1996


   Federal statutory rate                       (34)%          34%
   State income taxes, net of Federal tax
        liability                                (4)             4
   Other                                         (1)             1
                                               ----          -----
   Effective tax rate                           (39)%          39%
                                               ====          =====



   (8)  Commitments and Contingencies-

        MHS and VW are party to litigation matters, claims and performance guarantees, which are normal in the course of its operations, and while the results of litigation, claims and performance guarantees cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on MHS and VW's operations.

   (9)  Acquisition-

        On November 15, 1996, HK Systems, Inc. acquired substantially all of the net assets of MHS and VW from Western Atlas for a purchase price of $42,600. The purchase price consisted of $34,600 in cash and an $8,000 promissory note to Western Atlas. HK Systems, Inc. also assumed $26,464 of liabilities of MHS and VW in connection with the acquisition.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED BALANCE SHEETS
   (UNAUDITED)
   AS OF OCTOBER 31, 1997 AND JANUARY 31, 1998
   (In thousands, except share and per share data)

                                                                 Pro Forma
                                      October 31,  January 31,  January 31,
                                         1997          1998         1998
                ASSETS
   CURRENT ASSETS:
     Cash and cash equivalents            $332          $90           $90
     Accounts receivable, less
       allowance of $552 and $517,
       respectively                     27,057       29,254        29,254
     Unbilled revenue                   25,539       26,616        26,616
     Inventory                           8,845       10,658        10,658
     Deferred income taxes               3,900        3,900         3,900
     Prepaid expenses and other
       current assets                      823        4,505         4.505
                                       -------      -------       -------
       Total current assets             66,496       75,023        75,023

    PROPERTY, PLANT AND EQUIPMENT:
     Land                                1,060        1,060         1,060
     Building and building
       improvements                      3,986        3,905         3,905
     Leasehold improvements              2,321        2,669         2,669
     Computer equipment                 12,372       12,762        12,762
     Machinery and equipment             7,398        7,540         7,540
     Office furniture and other          3,605        4,161         4,161
                                       -------      -------       -------
                                        30,742       32,097        32,097

     Less-Accumulated depreciation     (11,148)     (12,316)      (12,316)
                                       -------      -------       -------
                                        19,594       19,781        19,781
   GOODWILL                             39,121       38,695        38,695
   DEFERRED INCOME TAXES                 2,527        2,527         2,527
   OTHER ASSETS                          3,623        3,520         3,520
                                       -------      -------       -------
       Total                          $131,361     $139,546      $139,546
                                       =======      =======       =======
            LIABILITIES AND
         SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:
     Accounts payable                  $27,951      $29,274       $29,274
     Accrued liabilities                11,941        9,330         9,330
     Accrued employee costs              6,933        5,237         5,237
     Billings in excess of costs         7,487       12,548        12,548
                                       -------      -------       -------
       Total current liabilities        54,312       56,389        56,389

   LONG-TERM DEBT                       51,960       68,170        68,170
   OTHER LONG-TERM LIABILITIES           3,499        3,499         3,499
   REDEEMABLE PREFERRED STOCK           18,068       18,348         4,348
   COMMON STOCK WITH PUT RIGHTS,
     $.01 par value; authorized
     9,764,093 at 1997 and 1998,
     issued 3,015,360 at 1997 and
     1998                                  633          633            --
   SHAREHOLDERS' EQUITY:
     Common stock, $.01 par value;
       authorized 40,000,000 at Pro
       Forma 1998; 8,615,360 issued
       and 7,902,230 outstanding at
       Pro Forma 1998                       --           --            86
     Additional paid-in capital             --           --        14,547
     Treasury, at cost, 383,358
       shares of Common Stock               --       (5,858)       (5,858)
     Unearned compensation - ESOP           --       (5,400)       (5,400)
     Retained earnings                   2,889        3,765         3,765
                                       -------      -------       -------
       Total shareholders' (deficit)
        equity                           2,889       (7,493)        7,140
                                       -------      -------       -------
       Total                          $131,361     $139,546      $139,546
                                       =======      =======       =======


   The accompanying notes to consolidated financial statements are an integral part of these statements.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF INCOME
   (UNAUDITED)
   FOR EACH OF THE THREE MONTHS ENDED JANUARY 31, 1997 AND 1998
   (In thousands, except per share data)


                                          Three Months Ended January 31,
                                              1997             1998

   NET REVENUES:
     Integrated systems                      $47,003          $28,098
     Customer services                        15,626           17,371
     Logistics and software systems            4,092            3,021
                                             -------          -------
       Total net revenues                     66,721           48,490


   COST OF SALES                              54,032           37,125
                                             -------          -------
     Gross profit                             12,689           11,365

    SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES                                  7,137            7,685


   AMORTIZATION OF GOODWILL                    2,701              427
                                             -------          -------
     Income from operations                    2,851            3,253

   OTHER INCOME (EXPENSE):
     Interest expense                         (1,365)          (1,315)

     Other, net                                  (60)              --
                                             -------          -------
     Income before income taxes                1,426            1,938

    PROVISION FOR INCOME TAXES                   511              698
                                             -------          -------
     Net income before dividends on
       preferred stock                           915            1,240

   DIVIDENDS ON PREFERRED STOCK                 (354)            (364)
                                             -------          -------
     Net income applicable to common
       shareholders                             $561             $876
                                             =======          =======
   PER SHARE DATA:
     Basic net income per share of
       common stock                            $0.19            $0.32
                                             =======          =======

     Diluted net income per share of
       common stock                            $0.09            $0.13
                                             =======          =======


   The accompanying notes to consolidated financial statements are an integral part of these statements.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF CASH FLOWS
   (UNAUDITED)
   FOR EACH OF THE THREE MONTHS ENDED JANUARY 31, 1997 AND 1998
   (In thousands)


                                         Three Months Ended January 31,
                                             1997            1998

    CASH FLOWS PROVIDED BY (USED FOR)
     OPERATING ACTIVITIES:
     Net income                                $915          $1,240
     Adjustments to reconcile net
       income to net cash provided by
       (used for) operating
       activities-
     Depreciation                             1,308           1,160
     Amortization                             2,924             643

     Changes in assets and
       liabilities-

     Accounts receivable                     12,406          (2,196)
     Unbilled revenue                        (8,856)         (1,076)
     Inventory                                 (893)         (1,814)
     Prepaid expenses and other
       current assets                        (1,890)         (3,683)
     Accounts payable                         3,420             849
     Accrued liabilities                      3,448          (2,710)
     Billings in excess of costs             (1,978)          5,060
                                           --------        --------
     Net cash provided by (used for)
       operating activities                  10,804          (2,527)
                                           --------        --------
    CASH FLOWS USED FOR INVESTING
     ACTIVITIES:
     Purchase of fixed assets                  (554)         (1,407)
     Payment of financing fees                 (265)            (60)
     Acquisition of Eaton Kenway,
       Inc.                                      33              --

     Investment in joint venture             (1,890)             --
     Acquisition of the Material
       Handling Systems division and
       VantageWare division                 (31,402)             --
                                            -------        --------
     Net cash used for investing
       activities                           (34,078)         (1,467)
                                            =======        ========

   HK SYSTEMS, INC. AND SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF CASH FLOWS
   (UNAUDITED)
   FOR EACH OF THE THREE MONTHS ENDED JANUARY 31, 1997 AND 1998
   (In thousands)
   (Continued)

                                          Three Months Ended January 31,
                                              1997           1998

    CASH FLOWS (USED FOR) PROVIDED BY
     FINANCING ACTIVITIES:
     Proceeds from borrowings on
       revolving line of credit, net        $28,000        $10,810
     Proceeds from term loan, net                --          5,400
     Purchase of treasury stock                  --         (6,458)
     Purchase of Unallocated ESOP
       shares                                    --         (6,000)
                                            -------        -------
     Net cash provided by financing
       activities                            28,000          3,752
                                            -------        -------
    NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                         4,726           (242)

    CASH AND CASH EQUIVALENTS, beginning
     of period                                  152            332
                                            -------        -------
    CASH AND CASH EQUIVALENTS, end of
     period                                  $4,878            $90
                                            =======        =======
   SUPPLEMENTAL INFORMATION:
     Interest paid                             $688         $1,105

     Income taxes paid                       $1,979         $1,800



   The accompanying notes to consolidated financial statements are an integral part of these statements.

   HK SYSTEMS, INC. AND SUBSIDIARIES

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (UNAUDITED)
   FOR EACH OF THE THREE MONTHS ENDED JANUARY 31, 1997 AND 1998

                 (In thousands, except share and per share data)

   (1)  Basis of Presentation-

        The consolidated financial statements reflect all adjustments (consisting only of normally recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. These financial statements should be read in conjunction with the Company's audited financial statements for each of the three years ended October 31, 1997.

   (2)  Pro Forma Balance Sheet-

        The pro forma balance sheet reflects various equity transactions that occurred subsequent to October 31, 1997 or will occur concurrently with the initial public offering. Specifically, the pro forma balance sheet reflects (i) the conversion of the Company's Class B Cumulative Redeemable Preferred Stock into common stock of the Company; (ii) the termination of certain management common stock "put" rights; and (iii) the reclassification of all common stock of the Company into Common Stock.

   (3)  Earnings Per Share of Common Stock-

        In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"). The Company adopted SFAS 128 for the three month period ended January 31, 1998. All earnings per share computations have been applied retroactively to all periods to conform with the provisions of SFAS 128.

        The following reconciles the numerators and denominators of the basic and diluted net income per share computations:

                                             Three Months Ended January 31,
                                                 1997           1998
   Basic
    Net income before dividends on
      preferred stock                               $915          $1,240
    Less: Class B and D preferred stock
      dividends                                     (354)           (364)
                                               ---------       ---------
    Net income applicable to common
      shareholders                                  $561            $876
                                               =========       =========
    Weighted average shares of common
      stock outstanding                        3,015,360       2,713,173
                                               ---------       ---------
    Basic net income per share of common
      stock                                        $0.19           $0.32
                                               =========       =========
   Diluted
    Net income before dividends on
      preferred stock                               $915          $1,240
    Less:  Class B and D preferred stock
             dividends                              (354)           (364)
    Plus:  Class B preferred stock
             dividends(a)                            280             280
                                               ---------       ---------
      Net income applicable to common
       shareholders                                 $841          $1,156
                                               =========       =========
   Diluted
    Weighted average shares of common stock
      outstanding                              3,015,360       2,713,173
    Incremental common shares applicable to
      common stock options                       230,714         488,351
    Incremental common shares applicable to
      Class B convertible preferred stock      5,600,000       5,600,000
                                               ---------       ---------
      Average common shares, adjusted          8,846,074       8,801,524
                                               ---------       ---------
      Diluted net income per share of
       common stock                                $0.10           $0.13
                                                   =====           =====


   (a) Class B preferred stock is a common stock equivalent. The dividends are added back to net income as these dividends would be available to common shareholders assuming the conversion of Class B preferred stock in all periods when the common stock equivalents are dilutive.

   (4) Inventories-

       Inventories are stated at the lower of cost or market, using the first-in, first-out (FIFO) method. Inventory cost includes material, labor and overhead.

       Inventories at October 31, 1997, and January 31, 1998 consisted of the following:


                                          1997               1998
          Raw materials                 $4,875             $4,904
          Work in process                2,551              3,763
          Finished goods                 1,419              1,991
                                        ------            -------
                                        $8,845            $10,658
                                        ======            =======

   (5) Contingency-

       On July 1, 1992, Eaton-Kenway entered into a contract ("Fed Contract") with the Federal Reserve Bank of San Francisco ("SF Fed") relating to the installation of a material handling system. On February 13, 1995, the Company assumed the Fed Contract in the Eaton-Kenway Acquisition. On April 7, 1995, the SF Fed filed a lawsuit ("Fed Suit") in the United States District Court for the Northern District of California against the Company, Eaton-Kenway and Eaton alleging, among other things, a failure to install a properly operating material handling system for two existing SF Fed bank vaults in breach of the Fed Contract. The SF Fed purported to seek not less than $3.55 million as restitution for the consideration it paid under the Fed Contract, not less than $6.4 million for incidental and consequential damages and not less than $46.7 million to cover the costs of constructing two new bank vaults. In 1995, the court granted partial summary judgment on the issue of liability in favor of the SF Fed and against the Company and the other defendants on two counts of the SF Fed's complaint for breach of contract and rescission and restitution. On January 30, 1998, the court granted partial summary judgment in favor of the Company and the other defendants, holding that the SF Fed cannot recover the cost of constructing two new vaults or litigation expenses. However, the SF Fed may continue to seek damages in excess of $10 million against the Company based on claims that have not been dismissed. The court's orders granting partial summary judgment are subject to appeal after the entry of final judgment in the action, and there can be no assurance that the results of any appeal would be favorable to the Company. It is anticipated that a jury trial on the remaining damage issues on the contract claim against the Company and Eaton-Kenway, if not all the remaining claims against all the parties, will be held in 1998. While the Company believes it has meritorious defenses in the Fed Suit, the Fed Suit could have a material adverse effect on the Company's business, results of operations and financial condition.

   (6) Employee Stock Ownership Plan-

       Effective November 1, 1997, the Company adopted an employee stock ownership plan (the "ESOP"), in which substantially all of the employees of the Company participate. On December 15, 1997, the Company repurchased 420,000 shares of common stock of the Company (the "Treasury Stock") from a former employee to liquidate his interest after the employee exercised contractual "put" rights. The Company also borrowed $6.0 million from its bank lenders and loaned that amount to the ESOP to purchase 366,412 shares of the Company on January 9, 1998. In January 1998, shares with a value of $1.2 million were allocated to the accounts of ESOP participants, of which $0.6 million pertained to Treasury Stock and $0.6 million pertained to unallocated ESOP shares.

       Compensation expense related to the allocation of shares with a value of $1.2 million to the accounts of ESOP participants was recognized in the October 31, 1997 financial statements.

                        HK SYSTEMS, INC. AND SUBSIDIARIES

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                      (In thousands, except per share data)

       Set forth below is certain unaudited summary pro forma consolidated financial data for the period ended and as of the dates indicated. The summary pro forma consolidated statement of income data for the year ended October 31, 1997 and the three months ended January 31, 1997 and 1998 reflects the effects on the historical results of operations of the Company of the following transactions as if these transactions had occurred on November 1, 1996: (i) the Recapitalization; (ii) the ESOP Transactions;
   and (iii) the Offering and the application of the proceeds to the Company from the Offering to repay certain indebtedness and to pay accrued dividends on and redeem preferred stock. The summary pro forma consolidated balance sheet data as of January 31, 1998 reflects the effects of the Recapitalization and the Offering transactions as if they had occurred on January 31, 1998. The summary pro forma consolidated financial data does not purport to represent what the Company's results of operations would actually have been if such transactions in fact occurred as of such dates or results that may be attained in the future.

                                          Year ended October 31, 1997
   Pro Forma Statement of Income
       Data:                        Historical     Adjustments    Pro Forma

   Net revenues  . . . . . . . .   $ 246,150     $    -          $ 246,150
   Gross profit  . . . . . . . .      52,504          -             52,504
   Selling, general &
       administrative expenses        31,724          -             31,724
   Amortization of goodwill  . .       3,979          -              3,979
       Income from operations  .      16,801          -             16,801
   Interest expense  . . . . . .       5,570      (3,083) (a)        3,353
                                                     866  (b)
   Income before income taxes  .      11,311       2,217            13,528
   Provision for income taxes  .       4,051         798  (c)        4,849
       Net income before
          dividends on preferred
          stock  . . . . . . . .       7,260       1,419             8,679
   Dividends on preferred stock        1,419      (1,419) (d)            -
       Net income applicable to
          common shareholders  .       5,841       2,838             8,679
       Basic net income per share
          of common stock  . . .        1.94                          1.34
       Diluted net income per
          share of common stock         0.77                          0.69



                                                        Three months ended January 31,

                                                 1997                                    1998
                                 Historical   Adjustments   Pro Forma    Historical   Adjustments   Pro Forma

    Pro Forma Statement of
        Income Data:
    Net revenues  . . . . . .      $66,721     $             $66,721       $48,490  $        -       $48,490
    Gross profit  . . . . . .       12,689                    12,689        11,365           -        11,365
    Selling, general &
        administrative
        expenses  . . . . . .        7,137                     7,137         7,685           -         7,685
    Amortization of goodwill         2,701                     2,701           427           -           427
        Income from
           operations . . . .        2,851                     2,851         3,253           -         3,253
    Interest expense  . . . .        1,365        (771)(a)       811         1,315        (771)(a)       761
                                                   217 (b)                                 217 (b)
    Income before income taxes       1,426         554         1,980         1,938         554         2,492
    Provision for income taxes         511         199 (c)       710           698         199 (c)       897
        Net income before
           dividends on
           preferred stock  .          915         355         1,270         1,240         355         1,595
    Dividends on preferred
        stock   . . . . . . .          354        (354)(d)         -           364        (364)(d)         -
        Net income applicable
        to common
        shareholders  . . . .          561         709         1,270           876         735         1,595
        Basic net income per
           share of common
           stock  . . . . . .         0.19                      0.20          0.32                      0.26
        Diluted net income
           per share of common
           stock  . . . . . .         0.10                      0.10          0.13                      0.13

                                            As of January 31, 1998

   Pro Forma Balance Sheet Data:    Historical     Adjustments  Pro Forma

   Total assets  . . . . . . . . .   $139,546           -        $139,546
   Accrued liabilities . . . . . .      9,330        (673)(g)       8,657
   Total current liabilities . . .     56,389        (673)         55,716
   Other liability . . . . . . . .      3,499           -           3,499
   Long-term debt  . . . . . . . .     68,170      (8,000)(a)      28,892
                                                  (31,278)(a)
   Mandatory redeemable preferred
       stock   . . . . . . . . . .     18,348     (14,000)(f)           -
                                                   (4,348)(g)
   Common stock with put rights  .        633        (633)(f)           -
   Common stock  . . . . . . . . .          -      121 (e)(f)         121
   Additional paid-in capital  . .          -      44,264 (e)      58,811
                                                   14,547 (f)
   Treasury stock  . . . . . . . .     (5,858)          -          (5,858)
   Unearned compensation - ESOP  .     (5,400)          -          (5,400)
   Retained earnings . . . . . . .      3,765           -           3,765
   Total shareholders' equity  . .     (7,493)     60,383          51,439
   Total liabilities and
       shareholders' equity  . . .    139,546           -         139,546

   (a) In connection with the Offering and repayment of certain indebtedness, the Company would have incurred a reduction in interest expense on the following:

                                    October 31,    January 31,  January 31,
                                        1997          1998          1997
   (1) $8,000 subordinated
       promissory note due to
       Western Atlas; interest
       rate at 10 percent             $    (800)    $    (200)    $    (200)
   (2) $31,278 outstanding on
       revolving credit facility;
       average interest rate of
       7.3 percent                       (2,283)         (571)         (571)
                                      ---------     ---------     ---------
                                      $  (3,083)    $    (771)    $    (771)
                                      =========     =========     =========


   (b) In connection with the ESOP Transactions, the Company incurred additional indebtedness under its revolving credit facility as follows: (i) the Company borrowed $6,458 ($600 of which was repaid in January 1998) to repurchase 420,000 shares of common stock of the Company and (ii) the Company borrowed $6,000 from its bank lenders under a term loan and loaned that amount to the ESOP. Additional interest expense related to the above is as follows:

                                 October 31,    January 31,   January 31,
                                     1997           1998         1997
   (1) $6,000 term note due in
       December 2002; average
       interest rate of 7.3
       percent:                    $     438      $     110   $     110
   (2) $5,858 draw on
       revolving credit
       facility; average
       interest rate of 7.3
       percent:                          428            107         107
                                     -------        -------      ------
                                  $      866     $      217   $     217
                                     =======        =======      ======

   (c) Adjusts income taxes to reflect the above pro forma adjustments utilizing a combined federal and state rate of 36 percent.

   (d) Represents the reduction in dividends paid on the following:

                                October 31,    January 31,    January 31,
                                   1997           1998           1997
   (1) Class B Preferred
       Stock; dividends         $   (1,120)       $   (280)    $    (280)
       accrue at a rate of
       8.0 percent:
   (2) Class D Preferred
       Stock; dividends
       accrue at a rate of
       8.0 percent:                   (299)            (84)          (74)
                                   -------         -------       -------
                                $   (1,419)       $   (364)    $    (354)
                                   =======         =======       =======

   (e) Represents amount of net proceeds associated with the sale of 3,460,000 shares of Common Stock with a par value of $0.01 offered by the Company.

   (f) Represents (i) the conversion of 5,600,000 shares of Class B Preferred Stock with a stated amount of $14,000 to 5,600,000 shares of Common Stock at a par value of $0.01 per share and (ii) the termination of certain management common stock "put" rights with a stated amount of $633 to 3,015,360 shares of Common Stock at a par value of $0.01 per share.

   (g) Represents the amount of net proceeds used to pay accrued dividends of $673 and redeem shares of Class D Preferred Stock of $4,348.

   (BACK COVER)

                             SUPPLY CHAIN MANAGEMENT

   IN TODAY'S BUSINESS WORLD, COMPANIES CAN RESPOND TO INCREASING CUSTOMER DEMANDS FOR FASTER, MORE EFFICIENT AND CUSTOMIZED PRODUCT DELIVERY THROUGH SUPPLY CHAIN PRACTICES THAT INCLUDE DEMAND-PULL MANUFACTURING SYSTEMS AS WELL AS THIRD-PARTY DISTRIBUTION, MIXED-LOAD SHIPMENTS AND MORE FREQUENT, SMALLER QUANTITY DELIVERIES.

   AS COMPETITION IN MANY INDUSTRIES MAKES IT INCREASINGLY DIFFICULT TO ACHIEVE REVENUE GROWTH, BUSINESSES ARE FOCUSING MORE ON REDUCING SUPPLY CHAIN COSTS AS A MEANS OF INCREASING PROFITS. COMPANIES ARE INCREASINGLY FINDING THAT, THROUGH THE IMPLEMENTATION OF AUTOMATED MATERIAL HANDLING AND SUPPLY CHAIN SOFTWARE SYSTEMS AND OUTSOURCING OF SYSTEM MAINTENANCE, THEY CAN ACHIEVE IMPROVEMENTS IN THROUGH-PUT, REDUCE INVENTORY AND MANPOWER LEVELS, AND RATIONALIZE SUPPLIER RELATIONSHIPS.

   OUR EXPERIENCE SERVING DIVERSIFIED INDUSTRIES POSITIONS HK SYSTEMS TO DESIGN AND IMPLEMENT SUPPLY CHAIN SOLUTIONS THAT INCLUDE EQUIPMENT INTEGRATION, OUTSOURCING AND SOFTWARE FOR COMPLEX SUPPLY CHAIN MANAGEMENT NEEDS.

       No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any U.S. Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any persons in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information herein is correct as of any date subsequent to the date hereof.


                      ______________________________

                            TABLE OF CONTENTS

                                                                  Page

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . .
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . .
   Dividend Policy   . . . . . . . . . . . . . . . . . . . . . .
   Use of Proceeds   . . . . . . . . . . . . . . . . . . . . . . .
   Capitalization  . . . . . . . . . . . . . . . . . . . . . . .
   Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Selected Historical Consolidated Financial Data . . . . . . . .
   Summary Pro Forma Consolidated Financial Data . . . . . . . . .
   Management's Discussion and Analysis of Results of
     Operations and Financial Condition  . . . . . . . . . . . . .
   Business  . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Management  . . . . . . . . . . . . . . . . . . . . . . . . . .
   Certain Transactions; Relationships with
     Selling Shareholders; Compensation Committee
     Interlocks and Insider Participation  . . . . . . . . . . . .
   Principal and Selling Shareholders  . . . . . . . . . . . . . .
   Description of Capital Stock  . . . . . . . . . . . . . . . . .
   Shares Eligible for Future Sale . . . . . . . . . . . . . . . .
   Certain United States Federal Tax Considerations for
     Non-U.S. Holders of Common Stock  . . . . . . . . . . . . . .
   Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . .
   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . .
   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Available Information . . . . . . . . . . . . . . . . . . . . .
   Index to Consolidated Financial
     Statements  . . . . . . . . . . . . . . . . . . . . . . .   F-1

                      ______________________________

      Until               , 1998 (25 days after the date of this
   Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as U.S. Underwriters and with respect to their unsold allotments or subscriptions.



                             5,400,000 Shares

                                  [Logo]

                             HK SYSTEMS, INC.

                               Common Stock







                        _________________________
                                PROSPECTUS

                                         , 1998
                        _________________________








                             Lehman Brothers

                          Robert W. Baird & Co.

                             INCORPORATED

                               Furman Selz

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   Alternate Page for
   International Prospectus

                  SUBJECT TO COMPLETION, DATED FEBRUARY 27, 1998

                                5,400,000 Shares

                             [HK Systems, Inc. Logo]

                                  Common Stock
                           __________________________

      Of the 5,400,000 shares of Common Stock offered hereby, 3,600,000 are being sold by the Company and 1,800,000 are being sold by Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. Of the shares of Common Stock offered, 1,080,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering"), and 4,320,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"). The initial public offering price and underwriting discounts and commissions will be identical for both offerings. See "Underwriting."

      Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a list of the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "HKS."

                           __________________________

   See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                          ____________________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
   NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
   SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
   ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
   TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                             Proceeds to
                                Underwriting   Proceeds to     Selling
                   Price to     Discounts and   Company(2)   Shareholders
                    Public     Commissions(1)

    Per Share .
    Total(3)  .

   (1) The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters and International Managers (together, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

   (2) Before deducting expenses of the Offering payable by the Company, estimated at $750,000.
   (3) The Selling Shareholders and the Company have granted the International Managers a 30-day option to purchase up to 162,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. Such Selling Shareholders and the Company have granted the U.S. Underwriters a similar option to purchase up to 648,000 additional shares of Common Stock to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
        Proceeds to Selling Shareholders will be $                , $
              , $           and $          , respectively.  The Company will
        not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Underwriting" and "Principal and Selling Shareholders."

                           __________________________

      The Common Stock offered by this Prospectus is offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York, on or
   about           , 1998.
                          ____________________________

   Lehman Brothers

                              Robert W. Baird & Co.
                                    incorporated                  Furman Selz

                                                                       , 1998

   Alternate Page for International Prospectus

      No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any International Manager. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any persons in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information herein is correct as of any date subsequent to the date hereof.

                      ______________________________

                            TABLE OF CONTENTS

                                                                  Page

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . .
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . .
   Dividend Policy   . . . . . . . . . . . . . . . . . . . . . .
   Use of Proceeds   . . . . . . . . . . . . . . . . . . . . . . .
   Capitalization  . . . . . . . . . . . . . . . . . . . . . . .
   Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Selected Historical Consolidated Financial Data . . . . . . . .
   Summary Pro Forma Consolidated Financial Data . . . . . . . . .
   Management's Discussion and Analysis of Results of
     Operations and Financial Condition  . . . . . . . . . . . . .
   Business  . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Management  . . . . . . . . . . . . . . . . . . . . . . . . . .
   Certain Transactions; Relationships with
     Selling Shareholders; Compensation Committee
     Interlocks and Insider Participation  . . . . . . . . . . . .
   Principal and Selling Shareholders  . . . . . . . . . . . . . .
   Description of Capital Stock  . . . . . . . . . . . . . . . . .
   Shares Eligible for Future Sale . . . . . . . . . . . . . . . .
   Certain United States Federal Tax Considerations for
     Non-U.S. Holders of Common Stock  . . . . . . . . . . . . . .
   Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . .
   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . .
   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Available Information . . . . . . . . . . . . . . . . . . . . .
   Index to Consolidated Financial
     Statements  . . . . . . . . . . . . . . . . . . . . . . .   F-1
                      ______________________________

      Until        , 1998 (25 days after the date of this
   Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as International Managers and with respect to their unsold allotments or subscriptions.



                             5,400,000 Shares

                                  [Logo]

                             HK SYSTEMS, INC.

                               Common Stock







                        _________________________
                                PROSPECTUS

                                         , 1998
                        _________________________








                             Lehman Brothers

                          Robert W. Baird & Co.
                               INCORPORATED

                               Furman Selz

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 13.  Other Expenses of Issuance and Distribution.


    Securities and Exchange Commission
       filing fee . . . . . . . . . . . . .     $   33,925
    NASD fee  . . . . . . . . . . . . . . .         12,000
    NYSE listing fee  . . . . . . . . . . .         91,000
    Blue sky fees and expenses  . . . . . .          4,000
    Transfer agent expenses and fees  . . .          6,000
    Printing and engraving  . . . . . . . .        150,000
    Accountants' fees and expenses  . . . .        150,000
    Legal fees and expenses . . . . . . . .        275,000
    Miscellaneous . . . . . . . . . . . . .         28,075
                                                  --------
              Total . . . . . . . . . . . .      $ 750,000
                                                  ========

   __________________________

      All of the above fees, costs and expenses above will be paid by the Company. Other than the SEC filing fee, all fees and expenses are estimated.

   Item 14.  Indemnification of Directors and Officers.

        Pursuant to the WBCL and the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and
   (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its Shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The WBCL specifically states that it is public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Company are not subject to personal liability to the Company, its Shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

        The Company also maintains director and officer liability insurance against certain claims and liabilities that may be made against the Company's former, current or future directors or officers.

        The indemnification provided by the WBCL and the Company's Amended and Restated By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to beach the economic burden of the foregoing liabilities and expense.

   Item 15.  Recent Sales of Unregistered Securities.

        On February 13, 1995, in connection with the Eaton-Kenway Acquisition (and as adjusted for the 100-for-one stock split which occurred on September 18, 1996), the Company issued and sold (a) 1,100,000 Class A Common shares to John W. Splude and 300,000 Class A Common shares each to Glen P. Davis, John C. Hines and Gordon W. Jones for an aggregate of $160,000; (b) 153,800 Class C Common shares to MIVC for $12,304; and (c) 1,200,000 shares of Class B Preferred Stock to MIVC and 2,800,000 shares of Class B Preferred Stock to SWIB for an aggregate of $4,000,000. No underwriters were engaged in connection with the foregoing sales. On November 15, 1996, in connection with the Western Atlas Acquisition, the Company issued the Warrant to Western Atlas. The issuance of (i) securities in connection with the Eaton-Kenway Acquisition and (ii) the Warrant were exempt from registration under the Securities Act pursuant to
   Section 4(2) as transactions not involving any public offering.

        Other than as set forth in the preceding paragraphs, the Company has not sold any securities within the past three years.

   Item 16.  Exhibits and Financial Statement Schedules.

         (a) Exhibits.  The exhibits filed herewith are as specified on the
             Exhibit Index included herein.

         (b) Financial Statement Schedules. All schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of a schedule or because the information required is included in the consolidated financial statements of the Registrant or notes thereto or the schedule is not required or inapplicable under the related instructions.

   Item 17.  Undertakings.

           The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           The undersigned Registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin, on this 27th day of February, 1998.

                                      HK SYSTEMS, INC.


                                      By:  /s/ John W. Splude
                                           John W. Splude
                                           Chairman, President and Chief
                                              Executive Officer

             Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below as of February 27th, 1998 by the following persons in the capacities indicated.
                 Signature                           Title


    /s/ John W. Splude                  Chairman, President, Chief
    John W. Splude                      Executive Officer and Director
                                        (Principal Executive Officer)

    /s/ Glen P. Davis*                  Executive Vice President-
    Glen P. Davis                       Integration Services and
                                        Director


    /s/ John C. Hines*                  Senior Vice President and Chief
    John C. Hines                       Financial Officer (Principal
                                        Financial and Accounting
                                        Officer)


    /s/ John Byrnes*                    Director
    John Byrnes


    /s/ David Upton*                    Director
    David Upton


    /s/ Jose Yglesias*                  Director
    Jose Yglesias

    *By:    /s/ John W. Splude
            Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                   Sequential
   Exhibit                                                            Page
   Number                      Exhibit Description                   Number


   1.1       Form of U. S. Underwriting Agreement.*

   1.2       Form of International Underwriting Agreement.*

   3.1       Proposed form of Amended and Restated Articles of
             Incorporation of the Company.

   3.2 Proposed form of Amended and Restated Bylaws of the Company.

   4.2 See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Articles of Incorporation and Bylaws of the Company defining the rights of the holders of Common Stock.

   4.3 Third Amended and Restated Credit Agreement dated as of November 15, 1996 by and among the Company, Harris Trust and Savings Bank, individually and as agent, and the lenders that are a party thereto.*

   4.4 Warrant, dated as of November 15, 1996, issued to Western Atlas by the Company.*

   4.5 First Amendment to the Third Amended and Restated Credit Agreement dated as of December 15, 1997 by and among the Company, Harris Trust and Savings Bank, individually and as agent, and the lenders that are a party thereto.

   4.6 Second Amendment to the Third Amended and Restated Credit Agreement dated as of January 9, 1998 by and among the Company, Harris Trust and Savings Bank, individually and as agent, and the lenders that are a party thereto.

   5.1 Opinion of Foley & Lardner regarding the legality of securities being offered.

   10.1 Employment and Noncompetition Agreement, dated as of October 28, 1993 and as amended October 31, 1996 and
             February 19, 1998, by and between the Company and John
             W. Splude.

   10.2 Employment and Noncompetition Agreement, dated as of October 28, 1993 and as amended October 31, 1996 and
             February 19, 1998, by and between the Company and Glen
             P. Davis.

   10.3 Employment and Noncompetition Agreement, dated as of July 1, 1997, by and between the Company and David W. Bartley.

   10.4      HK Systems, Inc. 1997 Stock Plan for Outside
             Directors.

   10.5      HK Systems, Inc. 1993 Executive Stock Option Plan.*

   10.6 Proposed form of Registration Rights Agreement by and among the Company, MIVC, SWIB, John W. Splude, Glen P. Davis and John C. Hines.

   10.7 Lease Agreement, dated as of January 16, 1995 and as amended April 17, 1996, by and between James
             Luterbach, as lessor, and the Company, as lessee.*

   10.8 Lease Agreement, dated as of February 13, 1995 and as amended January 5, 1996, by and between Eaton
             Properties Corporation and Eaton Utah Corporation
             (collectively, the lessor), and the Company, as lessee.*

   10.9 Lease Agreement, dated as of November 15, 1996, by and between Western Atlas, Inc., as lessor, and the Company, as lessee.*

   10.10 Employment and Noncompetition Agreement, dated as of October 28, 1993 and as amended October 31, 1996 and
             February 19, 1998, by and between the Company and John
             C. Hines.

   10.11 Employment and Noncompetition Agreement, dated as of July 1, 1997, by and between the Company and Stephen S. Sadowski.

   10.12 Employment and Noncompetition Agreement, dated as of July 1, 1997, by and between the Company and Larry S. Cinpinski.

   10.13     Amendment to the HK Systems, Inc. 1993 Executive Stock
             Option Plan.

   23.1      Consent of Independent Public Accountants.

   23.2      Consent of Foley & Lardner (included in Exhibit 5.1).

   24.1 Power of Attorney (included on the signature page to the Registration Statement).

   27.1      Financial Data Schedule.


   __________________
   *       Previously filed.